Confidential draft number 3 as confidentially submitted to the Securities and Exchange Commission on November 27, 2024
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

RICH SPARKLE HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

_____________________________

British Virgin Islands	7380	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Portion 2, 12th Floor, The Center,
99 Queen’s Road Central,
Hong Kong
+852 3152 1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
800-221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

With a Copy to:

Lawrence Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR Telephone: +852 3923 1111	Shane Wu, Esq. Ross D. Carmel, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st floor New York, NY 10036 Telephone: (212) 930-970

_____________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth Company as defined in Rule 405 of the Securities Act of 1933

Emerging growth Company ☒

If an emerging growth Company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [ ], 2024

RICH SPARKLE HOLDINGS LIMITED

[    ] Ordinary Shares

This is an initial public offering (“IPO”) of the ordinary shares of Rich Sparkle Holdings Limited, with no par value (“Ordinary Shares”). We are offering on a firm commitment basis our Ordinary Shares. Prior to this offering, there was no public market for our Ordinary Shares. We expect the IPO price of our Ordinary Shares to be $[    ] per share. We applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[ANPA].” It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

References to the “Company,” “Group,” “we,” “us” and “our” in the prospectus are to Rich Sparkle Holdings Limited (“Rich Sparkle”), the British Virgin Islands (“BVI”) entity that will issue the Ordinary Shares being offered. References to “ANPA (HK)” are to ANPA Financial Services Group Limited, our Operating Subsidiary in Hong Kong. We are not a Hong Kong operating company, but an offshore holding company incorporated in the BVI. As a holding company with no material operations of our own, we conduct our operations through our Operating Subsidiary in Hong Kong, ANPA (HK). This is an offering of the Ordinary Shares of Rich Sparkle, the holding company in the BVI, instead of the shares of ANPA (HK). Investors should be aware they may never hold equity interests in the Hong Kong operating company directly. Investors are purchasing equity solely in Rich Sparkle, which directly owns equity interests in the Hong Kong operating company.

Investors are cautioned that you are not buying shares of a Hong Kong-based operating company but instead are buying shares of Rich Sparkle. Rich Sparkle is not a Hong Kong operating company but a BVI holding company with operations conducted by our subsidiary in Hong Kong. You may never directly hold any equity interest in our operating entities. This structure involves unique risks to investors, and the PRC regulatory authorities could disallow this structure which would likely result in a material change in our operations in Hong Kong and/or a material change in the value of the securities Rich Sparkle is registering for sale, including that it could cause the value of such securities to significantly decline or be worthless.

The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Ordinary Shares offered in this prospectus are shares of our BVI holding company, which has no material operations and conducts substantially all of its operations through the operating entity established in Hong Kong, primarily “ANPA (HK),” our wholly-owned subsidiary.

We do not have any operations in Mainland China and currently do not have or intend to have any operating subsidiary in Mainland China or any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in Mainland China but because all of our operations are conducted in Hong Kong through our wholly-owned subsidiary, and Hong Kong is a Special Administrative Region of China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. We are subject to certain legal and operational risks associated with our operating entity being based in Hong Kong, having all of its operations to date in Hong Kong and having existing or potential clients who are Mainland China individuals or companies that have shareholders or directors that are Mainland China individuals. Additionally, the legal and operational risks associated with operating in Mainland China may also apply to the operations of our subsidiary in Hong Kong, and we face the risks and uncertainties associated with interpretation and the application of the complex and evolving PRC laws and regulations and whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns would be applicable to us, given the operations of ANPA (HK) in Hong Kong and the possibilities that the PRC government may exercise significant oversight and discretion over the conduct of business in Hong Kong. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. Should the PRC government choose to exercise significant oversight and discretion over the conduct of ANPA (HK)’s operation, or in the event that we or our Operating Subsidiary, ANPA (HK), were to become subject to the PRC laws and regulations, these risks could result in material costs to ensure compliance, fines, material change in our operations and/or the value of the securities Rich Sparkle is registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm application of current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 23 and “Risk Factors — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” on page 28.

We are aware that since 2021, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” for further information.

The statements issued by the PRC government in 2021 indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the China Securities Regulatory Commission (the “CSRC”) released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies already listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures.

According to the legal opinion of our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors (“BOD”) based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiaries have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements (“CFS”) for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of date of this prospectus, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). According to the legal opinion of our PRC Counsel, China Commercial Law Firm, neither we nor our subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

However, as further advised by our PRC Counsel, China Commercial Law Firm, since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Ordinary Shares on the United States or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 26.

According to the legal opinion of David Fong & Co., our Hong Kong counsel, that based on its understanding of current Hong Kong laws, as of the date of this prospectus, we are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, apart from business registration certificates, the Company and/or its subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate our business. Our operating subsidiary in Hong Kong, ANPA (HK), has received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates, and no permission or approval has been denied. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Although the Company and its subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, the Company and its subsidiaries are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) sets out the principles that a person (“Data User”)who, either alone or jointly with other persons, controls the collection, holding, processing or use of personal data (“Personal Data”) must follow in any acts concerning information, existing in a form which access to or processing of is practicable, which relates to the Personal Data that can be used to identify a living individual. Alleged failure to comply with applicable laws and regulations regarding data security or failure to protect user privacy, regardless of their validity, may result in negative news or media coverage of our business which may in turn damage our reputation, erosion of customer faith in us and material negative impact on our business, results of operations, and financial condition. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. The PDPO does not prescribe any express remedies regarding an entity’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the PDPO. See “Risk Factors — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 29.

As we operate in a competitive industry and a highly competitive market, we may be subject to a variety of laws and other obligations regarding competition laws in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to the presence of a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, laying down three forms of behaviors and imposing three rules intended to prevent and discourage anti-competitive conducts: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases relating to competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by the infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification order, or other orders under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may affect an entity’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 30.

We also may face risks relating to the lack of Public Company Accounting Oversight Board (the “PCAOB”) inspection on our auditor, which may cause our securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, if the U.S. Securities and Exchange Commission (the “SEC”) determines we filed an annual report containing an audit report issued by a registered public accounting firm the PCAOB determined it is unable to inspect or investigate completely for three consecutive years beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identified the registered public accounting firms in Mainland China and Hong Kong that were subject to such determinations.

The auditor of the Company, Wei, Wei & Co., LLP, which is headquartered in New York in the U.S. and registered with the PCAOB, was not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (“MOF”), and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

Rich Sparkle is a holding company with limited liability incorporated in the BVI, and relies on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Rich Sparkle.

Rich Sparkle is permitted under the laws of BVI to provide funding to its subsidiary through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from Rich Sparkle to our subsidiaries or from our subsidiaries to Rich Sparkle, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiaries in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Our BVI holding company, Rich Sparkle, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. As of the date of the prospectus, and for the years ended September 30, 2023 and 2022 and the six months ended March 31, 2024, neither we nor our subsidiaries declared or made any dividend or contribution to its shareholders. As of the date of the prospectus, and for the years ended September 30, 2023 and 2022 and the six months ended March 31, 2024, we have not made any distribution of dividends or assets, cash transfers, capital contributions or loans among the holding company or any of our subsidiaries.

We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Rich Sparkle is a BVI company, and not a Hong Kong company. There are currently no restrictions on foreign exchange and there are no limitations on the ability of Rich Sparkle to transfer cash to or from its subsidiaries or to investors under Hong Kong Law. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Rich Sparkle to transfer cash and/or assets. Since there was no transfer of cash between Rich Sparkle and its subsidiaries, and there are currently no limitations on the ability of Rich Sparkle to transfer cash to or from its subsidiaries or to investors under Hong Kong Law, the Group has not established cash management policies that dictate how funds are transferred. See “Dividend Policy”, “Risks Relating to our Corporate Structure”, Summary Consolidated Financial Data and Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any Ordinary Shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 23 of this prospectus.

Immediately after this offering, assuming an offering size as set forth above, Mr. Ka Wo, NG, our Chairman of the BOD, will, through his wholly owned entity Superb Prospect Group Limited, own approximately [    ]% of our outstanding shares (or [    ]% of our outstanding shares if the underwriters option to purchase additional shares is exercised in full). As a result, we expect to be a “controlled company” within the meaning of rule 5615(c) of Nasdaq Stock Market LLC (“Nasdaq Listing Rules”). For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. See section titled “Prospectus Summary — Implications of Being a Controlled Company.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements.    See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “— Implications of Being a Foreign Private Issuer” for additional information.

Neither the U.S. SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
IPO price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

____________

(1)      We agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting” beginning on page 125 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[*], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering, which consists of [______] Ordinary Shares offered by the Group, is conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We granted the underwriters an option for forty-five (45) days from the closing of this offering to purchase up to 15% of the total number of our Ordinary Shares offered by us pursuant to this offering (excluding shares subject to this option), for the purpose of covering over-allotments, at the IPO price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable by us will be $[____] based on an assumed IPO price of $[___] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and expenses, will be $[________].

The underwriters expect to deliver the Ordinary Shares against payment as set forth under “Underwriting”, on or about [*], 2024.

Pacific Century Securities, LLC

The date of this prospectus is [•], 2024.

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the BVI. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Until             , 2024 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, the terms “we,” “us,” “our Company,” “our,” “the Company”, “our Group”, “the Group” and “Rich Sparkle” refer to Rich Sparkle Holdings Limited, a BVI company, and in the context of describing its operations and business, its subsidiaries. In addition, in this prospectus:

•        “AI” or “artificial intelligence”, in the context of our business, refers to advanced computational systems designed to mimic human intelligence by processing large volumes of data, learning from patterns, and autonomously performing tasks that traditionally require human intervention;

•        “ANPA (HK)” or “Operating Subsidiary” refers to ANPA Financial Services Group Limited, our wholly owned subsidiary;

•        “BVI” refers to the British Virgin Islands;

•        “BVI Act” refers to the BVI Business Companies Act, 2004, as amended;

•        “China” or the “PRC” refers to the People’s Republic of China, including Hong Kong, and Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

•        “CIC” refers to China Insights Industry Consultancy Limited, an independent market research agency, which is an independent third party;

•        “HK$” or “Hong Kong dollars” or “HKD” refers to the legal currency of Hong Kong;

•        “HK Listing Rules” refers to collectively The Rules Governing the Listing of Securities on the HK Stock Exchange, the GEM Listing Rules on the HK Stock Exchange;

•        “HKSFO” refers to the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong);

•        “HK Stock Exchange” refers to the Stock Exchange of Hong Kong;

•        “Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•        “Industry Report” refers to the market research report commissioned by us and prepared by CIC on the overview of the industry in which we operate;

•        “Lore Heaven” refers to Lore Heaven Holdings Limited;

•        “Mainland China” refers to the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this prospectus only;

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•        “Memorandum and Articles of Association” refers to the second amended and restated memorandum and articles of association to become effective prior to the effectiveness of this registration statement;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of the Company with no par;

•        “Superb” refers to Superb Prospect Group Limited; and

•        “U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is USD. However, our functional currency is Hong Kong dollars for the reason that our business is mainly conducted in Hong Kong and most of our revenues are denominated in Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated as follow:

	September 30, 2023	September 30, 2022
Year-end spot rate	US$1 = HK$7.83	US$1 = HK$7.85
Average rate	US$1 = HK$7.83	US$1 = HK$7.83
	March 31, 2024	September 30, 2023
Period-end spot rate	US$1 = HK$7.83	US$1 = HK$7.83
	Six Months Ended March 31, 2024	Six Months Ended March 31, 2023
Average rate	US$1 = HK$7.82	US$1 = HK$7.83

We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The Group’s fiscal year ends on September 30.

TRADEMARKS

Our logo and some of our trademarks and tradenames are used or incorporated by reference in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Ordinary Shares.

Business Summary

Overview

Founded in 2016, we are a financial printing and corporate services provider which specializes in designing and printing high quality financial materials in Hong Kong. Our service portfolio covers a myriad of deliverables, including listing documents, financial reports, fund documents, circulars and announcements. We offer our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offer advisory services such as conducting internal control assessment and environmental, social and governance (“ESG”) performance evaluation as well as other services including provision of co-working space, which could cater for our customers’ different requirements.

Our customers include a diverse range of domestic and international companies listed on the Stock Exchange of Hong Kong (the “HK Stock Exchange”). For the six months ended March 31, 2024 and the years ended September 31, 2023 and 2022, we provided services to over 130, 160 and 160 customers listed on the HK Stock Exchange, respectively. These entities are required to comply with the filing and reporting mandates as set out under The Rules Governing the Listing of Securities on the HK Stock Exchange, the GEM Listing Rules on the HK Stock Exchange (collectively known as the “HK Listing Rules”), and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong, the “HKSFO”). In addition, we provide services to companies that are preparing for their initial listing on the HK Stock Exchange.

Our customers must adhere to the reporting obligations stipulated by the HK Stock Exchange, which involves using the e-Submission system (ESS) for their filings. This system requires precise and timely disclosures, all of which must be formatted according to the specific guidelines laid down by the HK Stock Exchange. Our expertise in financial printing services is instrumental in helping customers prepare these essential documents and disclosures in compliance with the ESS requirements. Our team is skilled and experienced in managing this process efficiently alongside listed companies. Our financial printing services go a step further by enabling our customers to present their disclosures in a manner that reflects their corporate ethos and branding, thereby enhancing the clarity and impact of their communications.

Our listed corporate customers may be subject to various evaluation obligations, including to evaluate its compliance of the Corporate Governance Code and Environmental, Social and Governance Reporting Guide under the HK Listing Rules and the adequacy and effectiveness of internal control system and risk management. As part of our corporate services, we assist our customers to conduct the requisite assessment and evaluation and provide our evaluation reports to them.

Furthermore, our services extend beyond basic compliance. We offer strategic advice to optimize the reporting process, ensuring that our customers not only meet regulatory requirements but also convey their financial narratives compellingly. Our local teams are dedicated to providing exceptional service, setting benchmarks for reliability and convenience in the financial printing services industry. We pride ourselves on our ability to deliver tailored solutions that cater to the unique needs of each client, ensuring their corporate disclosures are both accurate and visually appealing

Our Mission

Our mission is to become a world-renowned financial printing and corporate services provider and offer customers around the globe with unparalleled user experience.

Our Competitive Strengths

•        Experienced and capable management team

•        Wide range of convenient and quality financial printing and corporate services

•        In-house creative and design team

•        Large customer base whereby we provided services to over 130, 160 and 160 customers listed on the HK Stock Exchange for the six months ended March 31, 2024 and the years ended September 31, 2023 and 2022, respectively

Our Growth Strategies

•        Incorporate generative AI features into our service modules

•        Expand our global market presence

•        Expand our service offering and broaden our market reach

Industry Overview

According to the Industry Report, the financial printing services market in Hong Kong is closely intertwined with the Hong Kong’s equity market. As companies navigate regulatory obligations and engage with investors, the demand for financial printing services remains pivotal. This integral relationship represents the critical role of the financial printing services in upholding the transparency and operational efficiency of Hong Kong’s vibrant financial landscape. The market capitalization of Hong Kong’s equity market peaked in 2020, reaching USD6,130.4 billion. In 2020, some equity markets were severely impacted by the COVID-19 pandemic, while Hong Kong’s equity market achieved a 25.1% increase in market capitalization, compared to 2019. The peak in 2020 reflects the exceptional performance and resilience of Hong Kong’s equity market during a period of global economic uncertainty. This achievement showcases the Hong Kong Exchanges and Clearing’s ability to attract significant capital inflows and support high-profile listings even amidst challenging market conditions. The post-2020 period has seen the Hong Kong Exchanges and Clearing implementing strategic adaptations and innovations to enhance its market offerings. This includes initiatives aimed at improving market infrastructure, expanding product offerings, and increasing connectivity with mainland Chinese markets, ensuring long-term growth and competitiveness. Overall, Hong Kong’s equity market remains a critical platform for capital raising in the APAC region.

Corporate Information

Our principal executive office is at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, and our phone number is +852 3152 1600. Our registered office in the BVI is located at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, BVI. We maintain a corporate website at anpa.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We appointed Cogency Global Inc., at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the US.

Corporate History and Structure

We are a BVI business company incorporated on January 2, 2024 under the name Rich Sparkle Holdings Limited. Our Operating Subsidiary, ANPA Financial Services Group Limited, was incorporated in Hong Kong on March 1, 2016. Lore Heaven was incorporated in the BVI on February 23, 2024 as our wholly-owned intermediate holding company, holding 100% of our Hong Kong Operating Subsidiary.

The following diagram illustrates our corporate structure as of the date of this prospectus.

____________

(1)      As of the date of this prospectus, there is 1 (one) shareholder of record that has shareholding less than 5%.

(2)      Rich Sparkle Holdings Limited is a holding company with no operations on its own, The Ordinary Shares offered in this prospectus are those of Rich Sparkle Holdings Limited.

(3)      Rich Sparkle Holdings Limited conducts all its operations through its wholly-owned operating subsidiary, ANPA Financial Services Group Limited, which is incorporated under the laws of Hong Kong.

Transfers of Cash to and from Our Operating Subsidiary in Hong Kong

Rich Sparkle is a holding company with limited liability incorporated in the BVI, and relies on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Rich Sparkle.

Rich Sparkle is permitted under the laws of BVI to provide funding to its subsidiary through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash from Rich Sparkle to our Operating Subsidiary or vise vera. There is no further BVI or Hong Kong statutory restriction on the amount of funds which may be distributed by us by dividend. Under the current practice of the Inland Revenue Department of Hong Kong, no withholding tax is payable in Hong Kong in respect of dividends paid by our Hong Kong Operating Subsidiary to us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Rich Sparkle and its Hong Kong Operating Subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Rich Sparkle and U.S. investors and amounts owed.

Our BVI holding company, Rich Sparkle, has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to the BVI holding company. As of the date of the prospectus, and for the years ended September 30, 2023 and 2022 and the six months ended March 31, 2024, neither we nor our subsidiaries have declared or made any dividend or contribution to its shareholders. As of the date of the prospectus, and for the years ended September 30, 2023 and 2022 and the six months ended March 31, 2024, we have not made any distribution of dividends or assets, cash transfers, capital contributions or loans among the holding company or any of our subsidiaries.

We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Rich Sparkle is a BVI company, and not a Hong Kong company. Our BOD has complete discretion as to whether to distribute dividends and, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our BOD. In either case, all dividends are subject to certain restrictions under the BVI law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, there are currently no restrictions on foreign exchange and there are no limitations on the ability of Rich Sparkle to transfer cash to or from its subsidiaries or to investors under Hong Kong Law nor there is any restrictions and limitations to distribute earnings from the subsidiary, to Rich Sparkle and U.S. investors and amounts owed. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Rich Sparkle to transfer cash and/or assets.

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Doing Business in Hong Kong and the PRC

•        All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm application of current

PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 23.

•        Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the Mainland China which may become applicable to Hong Kong and thus to company such as us. See “Risk Factors — Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the Mainland China which may become applicable to Hong Kong and thus to company such as us” on page 24.

•        Investors are cautioned that you are buying shares of a BVI holding company with operations conducted in Hong Kong by its subsidiary. See “Risk Factors — Investors are cautioned that you are buying shares of a BVI holding company with operations conducted in Hong Kong by its subsidiary” on page 24.

•        The PRC government may at any time in the future exert substantial influence over the manner in which we must conduct our business activities, in which case we will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors. See “Risk Factors — The PRC government may at any time in the future exert substantial influence over the manner in which we must conduct our business activities, in which case we will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors” on page 25.

•        Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. See “Risk Factors — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us” on page 25.

•        There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 26.

•        If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer or continue to Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer or continue to Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 28.

•        We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. See “Risk Factors — We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 28.

•        Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. See “Risk Factors — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 29.

•        Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business. See “Risk Factors —Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 30.

•        The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiary. See “Risk Factors — The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiary” on page 31.

•        Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations. See “Risk Factors — Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations” on page 31.

Risks Related to Our Corporate Structure

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI and we and all of our directors and officers are based in Hong Kong. See “Risk Factors — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI and we and all of our directors and officers are based in Hong Kong” on page 32.

•        We rely on dividends and other distributions on equity by our subsidiary to fund any cash and financing requirements we may have. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to our subsidiary in Hong Kong or from our subsidiary in Hong Kong to the Company, our shareholders and U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary’s ability by the PRC government to transfer cash or assets out of Hong Kong. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless. See “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless” on page 34.

•        Following this Offering, Superb Prospect Group Limited, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Superb Prospect Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “Risk Factors — Following this Offering, Superb Prospect Group Limited, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Superb Prospect Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders” on page 34.

Risks Related to Our Business and Industry

•        Most of our revenue stems from the utilization of our services in relation to financial and commercial transactions within the equity markets. Fluctuations in economic trends that influence the volume of these activities could adversely affect the demand for our offerings. See “Risk Factors — Most of our revenue stems from the utilization of our services in relation to financial and commercial transactions within the equity markets. Fluctuations in economic trends that influence the volume of these activities could adversely affect the demand for our offerings” on page 35.

•        There is no assurance that our customers will continue to retain our services. See “Risk Factors — There is no assurance that our customers will continue to retain our services” on page 35.

•        The quality of our customer support and service offerings is paramount to our clients, and any failure to maintain high standards could result in clients discontinuing the use of our services, potentially leading to a decline in our sales. See “Risk Factors — The quality of our customer support and service offerings is paramount to our clients, and any failure to maintain high standards could result in clients discontinuing the use of our services, potentially leading to a decline in our sales” on page 36.

•        We are exposed to credit risks with our customers. See “Risk Factors — We are exposed to credit risks with our customers” on page 36.

•        Our revenue may experience fluctuations from period to period due to variations in the types of services required by our customers and the timing of project completions. See “Risk Factors — Our revenue may experience fluctuations from period to period due to variations in the types of services required by our customers and the timing of project completions” on page 36.

•        Our failure to maintain the confidentiality, integrity, and availability of our systems, software, and solutions could seriously damage our reputation and affect our ability to retain customers and attract new business. See “Risk Factors — Our failure to maintain the confidentiality, integrity, and availability of our systems, software, and solutions could seriously damage our reputation and affect our ability to retain customers and attract new business” on page 36.

•        We engage our suppliers on an individual project basis for some of our translation and printing works, and their failure to meet our requirements may affect the quality of our services. See “Risk Factors — We engage our suppliers on an individual project basis for some of our translation and printing works, and their failure to meet our requirements may affect the quality of our services” on page 37.

•        Our business may be adversely affected by the emergence of new technologies enabling clients to independently produce and file documents. See “Risk Factors — Our business may be adversely affected by the emergence of new technologies enabling clients to independently produce and file documents” on page 37.

•        Our operations may be interrupted by malfunctioning or deficiencies with our IT infrastructure. See “Risk Factors — Our operations may be interrupted by malfunctioning or deficiencies with our IT infrastructure” on page 37.

•        Incorporating generative AI technologies on our business may present certain risks that could impact our business, operations, and financial condition. See “Risk Factors — Incorporating generative AI technologies on our business may present certain risks that could impact our business, operations, and financial condition” on page 38.

•        Some of our systems and services are developed by third parties or supported by third-party hardware and software, and our business and reputation could suffer if these third-party systems and services fail to perform properly or are no longer available to us. See “Risk Factors — Some of our systems and services are developed by third parties or supported by third-party hardware and software, and our business and reputation could suffer if these third-party systems and services fail to perform properly or are no longer available to us” on page 38.

•        Failing to keep pace with technological advancements and evolving client needs could adversely affect our business. If we are unable to effectively develop, launch, or integrate new services or enhancements to our platforms, systems, or applications, it may harm our reputation, reduce our sales, and negatively impact our operating income. See “Risk Factors — Failing to keep pace with technological advancements and evolving client needs could adversely affect our business. If we are unable to effectively develop, launch, or integrate new services or enhancements to our platforms, systems, or applications, it may harm our reputation, reduce our sales, and negatively impact our operating income” on page 38.

•        Our insurance coverage may be inadequate to protect us from potential losses. See “Risk Factors — Our insurance coverage may be inadequate to protect us from potential losses” on page 39.

•        Our final billings to our customers may differ from the initial quotations and we may encounter disagreements with our customers in relation to the final billings. See “Risk Factors — Our final billings to our customers may differ from the initial quotations and we may encounter disagreements with our customers in relation to the final billings” on page 39.

•        Our business is subject to seasonality. See “Risk Factors — Our business is subject to seasonality” on page 39.

•        Undetected errors or failures in our services could lead to a loss of or delay in market acceptance, potentially causing significant harm to our business. See “Risk Factors — Undetected errors or failures in our services could lead to a loss of or delay in market acceptance, potentially causing significant harm to our business” on page 39.

•        Our business may be affected by the changes to the rules and regulations governing the companies listed on the HK Stock Exchange. See “Risk Factors — Our business may be affected by the changes to the rules and regulations governing the companies listed on the HK Stock Exchange” on page 40.

•        We currently do not own the property on which we carry out our business, and we are exposed to the risks associated with the commercial real estate rental market. See “Risk Factors — We currently do not own the property on which we carry out our business, and we are exposed to the risks associated with the commercial real estate rental market” on page 40.

•        Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers. See “Risk Factors — Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers” on page 40.

•        Assertions by a third party that we have infringed, misappropriated, or otherwise violated their intellectual property could subject us to costly and time-consuming litigation and adversely impact our business. See “Risk Factors — Assertions by a third party that we have infringed, misappropriated, or otherwise violated their intellectual property could subject us to costly and time-consuming litigation and adversely impact our business” on page 41.

•        We may be subject to litigation, arbitration, or other legal proceeding risk. See “Risk Factors — We may be subject to litigation, arbitration, or other legal proceeding risk” on page 41.

•        Increasing labor costs and labor shortages in our industry may affect our business, financial condition, and results of operations. See “Risk Factors — Increasing labor costs and labor shortages in our industry may affect our business, financial condition, and results of operations” on page 42.

•        Intense market competition may continue to create adverse price pressures. See “Risk Factors — Intense market competition may continue to create adverse price pressures” on page 42.

•        We may not be able to attract and retain our core management team and other key personnel for our operation. See “Risk Factors — We may not be able to attract and retain our core management team and other key personnel for our operation” on page 42.

•        The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business. See “Risk Factors — The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business” on page 43.

•        The Company’s future revenue and operating results are unpredictable and may fluctuate significantly. See “Risk Factors — The Company’s future revenue and operating results are unpredictable and may fluctuate significantly” on page 43.

•        We may be unable to implement our future business plans and objectives. See “Risk Factors — We may be unable to implement our future business plans and objectives” on page 43.

•        We may need to raise additional capital to support its operations See “Risk Factors — We may need to raise additional capital to support its operations” on page 43.

•        Natural disasters, acts of war, and other catastrophic events may adversely affect our operations. See “Risk Factors — Natural disasters, acts of war, and other catastrophic events may adversely affect our operations” on page 44.

•        A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition. See “Risk Factors — A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition” on page 44.

Risks Related to Our Ordinary Shares and this Offering

•        The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering. See “Risk Factors — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering” on page 45.

•        Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. See “Risk Factors — Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction” o page 47.

•        There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all. See “Risk Factors — There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all” on page 47.

•        The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. See “Risk Factors — The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you” on page 47.

•        Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See “Risk Factors — Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares” on page 49.

•        If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline. See “Risk Factors —If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline” on page 49.

•        The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares. See “Risk Factors — The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares” on page 49.

•        You must rely on price appreciation of our Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our BOD. See “Risk Factors — You must rely on price appreciation of our Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our BOD” on page 50.

•        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. See “Risk Factors — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” on page 50.

•        As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards. See “Risk Factors — As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards” on page 50.

•        There is no assurance we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary Shares to significant adverse U.S. income tax consequences. See “Risk Factors — There is no assurance we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary Shares to significant adverse U.S. income tax consequences” on page 51.

•        We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company. See “Risk Factors — We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company” on page 51.

•        We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors. See “Risk Factors — We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors” on page 52.

•        You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing. See “Risk Factors — You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing” on page 52.

Recent Regulatory Developments in the PRC

We are aware that the PRC government has been initiating a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies that are already listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and completed their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further listed the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised

Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

According to the legal opinion of our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the BOD based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiaries have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited CFS for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the U.S., given that: (a) as of date of this prospectus, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, neither of our Operating Subsidiary has been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). As advised by our PRC Counsel, China Commercial Law Firm, neither we nor our subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

However, as further advised by our PRC Counsel, China Commercial Law Firm, since these laws, regulations and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the U.S could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

See “Risk Factors — There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” and “Risk Factors — If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer or continue to Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Permission Required From Hong Kong and Chinese Authorities

We are aware that since 2021, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding its efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what impact such modified or new laws and regulations will have on our Hong Kong subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Ordinary Shares and could limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors. See “Risk Factors — All of our operations are in Hong Kong. However, due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of the Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” for further information.

Recent statements by the PRC government indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired January 23, 2022. The Draft Administrative Provisions and Draft

Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. These rules state that in the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies already listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, shall arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures.

According to the legal opinion of our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the BOD based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiaries have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiaries will not be deemed to be an

“Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the U.S., given that: (a) as of date of this prospectus, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). As advised by our PRC Counsel, China Commercial Law Firm, neither we nor our subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

However, as further advised by our PRC Counsel, China Commercial Law Firm, since these laws, regulations and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risk Factors — There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 26.

According to the legal opinion of David Fong & Co., our Hong Kong counsel, that based on its understanding of the current Hong Kong laws, as of the date of this prospectus, we are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. According to the legal opinion of David Fong & Co., our Hong Kong counsel, as of the date of this prospectus, apart from business registration certificates, the Company and/or its subsidiaries are not required to obtain any permission or approval from Hong Kong authorities to operate our business. According to the legal opinion of David Fong & Co., our Hong Kong counsel, our operating subsidiary in Hong Kong, ANAP (HK), has received all requisite permission or approval from the Hong Kong authorities to operate its businesses in Hong Kong, namely the business registration certificates, and no such permission or approval has been denied as of the date of this prospectus. However, we have been advised by David Fong & Co. that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Although the Company and its subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, the Company and its subsidiaries are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong. In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) which sets out the principles that a person who, either alone or jointly with other persons, controls the collection, holding, processing or use of personal data (“Data User”) must follow in any acts concerning information, existing in a form which access to or processing of is practicable, which relates to the Personal Data that can be used to identify a living individual. Alleged failure to comply with applicable laws and regulations regarding data security or failure to protect user privacy, regardless of their validity, may result in negative news or media coverage of our business which may in turn damage our reputation, erosion of customer faith in us and material negative impact on our business, results of operations, and financial condition. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$1,000. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. The PDPO does not prescribe any express remedies regarding an entity’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the PDPO. See “Risk Factors — Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 29.

As we operate in a competitive industry and a highly competitive market, we may be subject to a variety of laws and other obligations regarding competition laws in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to the presence of a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, laying down three forms of behaviors and imposing three rules intended to prevent and discourage anti-competitive conducts: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases relating to competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by the infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification order, or other orders under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may affect an entity’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business” on page 30.

Recent PCAOB Developments

Our auditor is required by the laws of the U.S. to undergo regular inspections by the PCAOB. The HFCAA provided that if our securities become listed on a national exchange or quoted on the over-the-counter market, trading in our securities may be prohibited under the HFCAA, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for three consecutive years beginning 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identified the registered public accounting firms in Mainland China and Hong Kong that were subject to such determinations. The auditor of the Company, Wei, Wei & Co., LLP, was not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCAA.

See “Risks Factors — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.”

Implications of Being an Emerging Growth Company

As a Company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth Company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth Company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth Company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of the IPO.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth Company. The JOBS Act provides that we would cease to be an “emerging growth Company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public Company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation Fair Disclosure aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the BVI, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions.

Implications of Being a Controlled Company

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Ka Wo, NG, our Chairman of BOD, will, through his wholly-owned entity Superb Prospect Group Limited, hold [    ]% of our total issued and outstanding shares and will be able to exercise [    ]% of the total voting power of our issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. See section titled “Risk Factors — Following this Offering, Superb Prospect Group Limited, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Superb Prospect Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

THE OFFERING

Securities offered by us	[_________] Ordinary Shares
Over-allotment option	We granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to [______] additional Ordinary Shares at the IPO price, less underwriting discounts.
Price per Ordinary Share	We currently estimate the IPO price will be $[__] per Ordinary Share.
Ordinary Shares outstanding prior to completion of this offering	[_________] Ordinary Shares See “Description of Share Capital” for more information.
Ordinary Shares outstanding immediately after this offering	[_________] Ordinary Shares assuming no exercise of the underwriters’ over-allotment option. [_________] Ordinary Shares assuming full exercise of the underwriters’ over-allotment option.
Listing	We submitted an application to have our Ordinary Shares listed on the Nasdaq Capital Market.
Proposed Ticker symbol	“[_____]”
Transfer Agent	[_____]
Use of proceeds

We plan to use the net proceeds of this offering as follows:

•   Approximately [30]% for [the incorporation of generative AI features into our service modules];

•   Approximately [20]% for [the setting up of new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion];

•   Approximately [25]% for [potential strategic alliances with other industry players]; and

•   The balance to fund working capital and for other general corporate purposes.

See “Use of Proceeds” on page 55 for more information.

Lock-up

All officers, directors, and principal shareholders (with 5% or more of the Ordinary Shares of the Company) will agree in writing, in a form satisfactory to the underwriters, for a period of six (6) months; and each of the Company and any successors of the Company will agree, for a period of six (6) months from the closing of the Offering, not to sell, transfer or otherwise dispose of any of such securities (or underlying securities) of the Company without the express written consent of the underwriters, which consent may be given or withheld in the underwriter’s sole discretion

Risk factors

The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 23 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table represents our selected consolidated financial information. The selected consolidated statements of operations and comprehensive income data and the consolidated balance sheet data, which are included in this prospectus. Our CFS are prepared and presented in accordance with U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with CFS and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The following table presents our selected consolidated statements of operations and comprehensive income data and the consolidated balance sheet data:

Results of Operations:

	For the six months ended March 31, 2024 (Unaudited)	For the six months ended March 31, 2023 (Unaudited)	For the year ended September 30, 2023 (Audited)	For the year ended September 30, 2022 (Audited)
Revenues	$1,793,702	$1,933,865	$6,268,793	$6,467,140
Cost of services	(1,212,073)	(1,276,174)	(3,461,151)	(2,943,405)
Gross profit	581,629	657,691	2,807,642	3,523,735

Operating expenses:
Selling, general and administrative	(732,276)	(863,362)	(1,734,330)	(2,512,710)
Expected credit losses	(30,633)	(47,809)	(77,946)	(86,735)
Total operating expenses	(762,909)	(911,171)	(1,812,276)	(2,599,445)

Income (loss) from operations	(181,280)	(253,480)	995,366	924,290

Other income (expense)
Interest expense	(6,494)	(25,390)	(42,034)	(66,811)
Government subsidies	—	10,266	10,264	95,704
Gain from lease modification	3,182	—	—	—
Total other income (expense), net	(3,312)	(15,124)	(31,770)	28,893

Income (loss) before provision for income taxes	(184,592)	(268,604)	963,596	953,183
Income tax benefit (expense)	30,458	45,676	(157,300)	(141,484)

Net income (loss)	(154,134)	(222,928)	806,296	811,699
Other comprehensive loss
Foreign currency adjustment (loss)	1,243	128	2,409	6,257
Charged/(Credited) to post-employment benefit obligations	(7)	383	358	(9,553)
Comprehensive income	$(152,898)	$(222,417)	$809,063	$808,403

Earnings (loss) per share – Basic and Diluted*	$(1,233)	$(1,783)	$6,450	$6,494
Weighted average shares outstanding – Basic and Diluted*	125	125	125	125

Balance Sheet:

	As of March 31, 2024 (Unaudited)	As of September 30, 2023 (Audited)	As of September 30, 2022 (Audited)
Cash	$518,145	$184,264	$547,333
Accounts receivable, net	2,058,328	3,574,016	2,620,047
Contract assets	328,536	17,844	26,905
Prepayments and other current assets	—	328,764	63,686
Total current assets	2,905,009	4,104,888	3,257,971
Total non-current assets	1,916,313	596,395	1,669,625
Total assets	$4,821,322	$4,701,283	$4,927,596
Total current liabilities	$2,392,042	$2,981,608	$3,634,083
Total non-current liabilities	871,698	9,195	392,096
Total liabilities	3,263,740	2,990,803	4,026,179
Total shareholders’ equity	1,557,582	1,710,480	901,417

Statements of Cash Flows:

	For the six months ended March 31, 2024 (Unaudited)	For the six months ended March 31, 2023 (Unaudited)	For the year ended September 30, 2023 (Audited)	For the year ended September 30, 2022 (Audited)
Net cash provided by (used in) operating activities	$458,315	$(384,908)	$(330,703)	$(24,234)
Net cash (used in) investing activities	—	(26,149)	(37,741)	—
Net cash provided by (used in) financing activities	(125,347)	(298)	339	(5,761)
Foreign currency translation adjustment	913	1,105	5,036	(7,542)
Net increase (decrease) in cash and cash equivalents	333,881	(410,250)	(363,069)	(37,537)
Cash and cash equivalents as of beginning of the period	184,264	547,333	547,333	584,870
Cash and cash equivalents as of the end of the period	518,145	137,083	184,264	547,333

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Doing Business in Hong Kong and the PRC

All of our operations are in Hong Kong. However, due to the long arm application of current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over our business and may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiary in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Operating Subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. The Operating Subsidiary does not have operation in Mainland China and is not regulated by any regulator in Mainland China. As a result, the laws and regulations of the Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the PRC (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, the PRC government may choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary at any time in the future and, it will have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event we or our Hong Kong Operating Subsidiary became subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulations, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the entire operations of our Operating Subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in the Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiary’s operations at any time with little advance notice could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention;

•        cause devaluation of our securities or delisting; and,

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

Our business, financial conditions and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the Mainland China which may become applicable to Hong Kong and thus to company such as us.

We are aware that the PRC government has been initiating a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in Mainland China. Our Operating Subsidiary is located and operates in Hong Kong, a special administrative region of the PRC. As of the date of this prospectus, the PRC government does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong, outside of Mainland China. Based on our understanding of the Mainland China laws and regulations currently in effect as of the date of this prospectus, as ANPA (HK) is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Investors are cautioned that you are buying shares of a BVI holding company with operations conducted in Hong Kong by its subsidiary.

Rich Sparkle is a holding company incorporated in the BVI with no material operations. As a holding company with no material operations, Rich Sparkle conducts its operations in Hong Kong through its subsidiary incorporated in Hong Kong. The Ordinary Shares offered in this offering are shares of Rich Sparkle, the BVI holding company, instead of shares of our Hong Kong subsidiary. Investors in this offering will not directly hold equity interests in the Hong Kong subsidiary.

The PRC government may at any time in the future exert substantial influence over the manner in which we must conduct our business activities, in which case we will likely be required to make filing with/obtain approval from Chinese authorities to list on U.S exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in Hong Kong may be indirectly influenced by changes in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. Although we are not directly subject to certain Chinese regulatory requirements and inspections, we may be indirectly affected due to direct legal impact on our customers which are based in the PRC. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part or our customers’ part to ensure compliance with such regulations or interpretations.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered the Company’s app be removed from smartphone app stores.

As such, the Company’s business may be subject to various government and regulatory interference. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The PRC government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and in the value of our Ordinary Shares. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirement to obtain permission from the PRC government to list on U.S. exchange in the future.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

The Operating Subsidiary was formed under and are governed by the laws of Hong Kong. However, we may be subject to the uncertainties of PRC legal system. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As all of our business is in Hong Kong, our operations may be governed by PRC laws and regulations. However, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the U.S. or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

There remain uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you we will be able to obtain such approval. We and our Operating Subsidiaries may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On February 24, 2023, the CSRC published Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises published by CSRC on February 17, 2023, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing application. The companies that already are listed on overseas stock exchanges or obtained the approval from overseas supervision administrations or stock exchanges for an offering and listing and completed their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that already submitted an application for an IPO to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, may arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

Furthermore, on July 10, 2021, CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

According to the legal opinion of our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, on the basis that: (i) we do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) we and our subsidiaries do not have any operations in Mainland China; (iii) we do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the BOD based in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong and we and our subsidiaries have not generated revenues or profits from Mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in ours audited consolidated financial statements for the same period; (v) although our Hong Kong Operating Subsidiary may collect and store certain data (including certain personal information) from our clients, some of whom may be individuals in Mainland China, in connection with our business and operations for “Know Your Customers” purposes (to combat money laundering), we and our subsidiaries will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the U.S., given that: (a) as of date of this prospectus, our Operating Subsidiary did not collect or store personal information of any PRC individual client; (b) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (c) data processed in our business should not have a bearing on national security nor affect or may affect national security; (d) all of the data our Operating Subsidiary have collected is stored in servers located in Hong Kong; and (e) as of the date of this prospectus, neither of our Operating Subsidiary has been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review or a CSRC review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region of the PRC, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). As advised by our PRC Counsel, China Commercial Law Firm, neither we nor our subsidiaries are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and CAC, to operate our business and offer the securities being registered to foreign investors.

However, as further advised by our PRC Counsel, China Commercial Law Firm, since these laws, regulations and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Operating Subsidiary’s daily business operation and the listing of our Ordinary Shares on the U.S. or other foreign exchanges. The Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If Trial Administrative Measures become applicable to us or our Operating Subsidiary in Hong Kong, or if we or our Operating Subsidiary is subject to cybersecurity review, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our Operating Subsidiary in Hong Kong, the business operation of our Operating Subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC or the CSRC review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer or continue to Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to ANPA (HK), our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including ANPA (HK). Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause the value of our Ordinary Shares to decline or become worthless.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules”, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in Mainland China and controlled by companies or individuals of Mainland China to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on December 24, 2021, the CSRC released the Administrative Regulations of the State Council Concerning the Oversea Issuance of Security and Listing by Domestic Enterprise (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), for public opinion, and if they become law, will require Mainland China-based companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three (3) working days after making initial applications with overseas security exchanges for IPO and listings. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited CFS for the same period; (ii) its major operational activities are carried out in Mainland China or its main places of business are located in Mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in Mainland China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for IPO and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

Rich Sparkle is a holding company incorporated in the BVI with its Operating Subsidiary based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in Mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in Mainland China, and we are not controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the BOD being based in Hong Kong are not Mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defence, foreign affairs and other matters that are not within the scope of autonomy). Therefore, According to the legal opinion of our PRC counsel, China Commercial Law Office, as of the date of this prospectus, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares in the U.S. exchange as provided under the M&A Rules, and we would not be subject to filing requirements with the CSRC as provided under the Trial Measures.

According to the legal opinion of our Hong Kong counsel, David Fong & Co., we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

According to the legal opinion of our PRC Counsel, China Commercial Law Firm, as of the date of this prospectus, neither we nor any of our subsidiaries, are subject to the M&A Rules, the Trial Measures, or the regulations or policies that have been issued by the CSRC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CSRC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CSRC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor any of our subsidiaries has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although the Company and its subsidiaries are not subject to cybersecurity review by the CAC nor any other PRC authorities for this Offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for the Company and its subsidiaries’ operations in Hong Kong, the Company and its subsidiaries are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe the Company and its subsidiary have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Compliance with Hong Kong’s Competition Ordinance and any such other existing or future competition laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

We operate in a competitive industry and a highly competitive market. We may be subject to a variety of laws and other obligations regarding competition law in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. We face significant competition in the market due to a large amount of goods and service providers. We may be subject to the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into force on December 14, 2015, which laid down three forms of behavior and imposes three rules which are intended to prevent and discourage anti-competitive conduct: (i) the first conduct rule prohibits agreements between undertakings that have the object or effect of preventing, restricting and distorting competition in Hong Kong; (ii) the second conduct rule prohibits undertakings with a substantial degree of market power in a market from abusing that power by engaging in conduct that has the object or effect of preventing, restricting and distorting competition in Hong Kong; and (iii) the merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty, disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on the Company’s ability to accept foreign investment or list on a U.S./foreign exchange as a result of the non-compliance of the Competition Ordinance.

The Company confirms we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business in particular when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to the Operating Subsidiary.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current principles and policies regarding Hong Kong will remain unchanged for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system. On July 14, 2020, the U.S. signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the U.S. and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

The Mainland China economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in the Mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Hong Kong and us.

Furthermore, on July 14, 2020, the former President of the U.S., Mr. Donald Trump, signed the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and re-exports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing punitive tariffs the U.S. imposed on the Mainland China will also be applied to Hong Kong exports. According to the Hong Kong Policy Act Report issued by the Department of State in 2021, 2022 and 2023, since July 2020, the suspension of an agreement concerning surrender of fugitive offenders and the terminations of an agreement concerning transfer of sentenced persons and an agreement concerning certain reciprocal tax exemptions, there were no terminations pursuant to § 202(d) of the United States-Hong Kong Policy Act of 1992 or determinations under § 201(b) up to the date of this registration statement. The executive order to remove the preferential trade status of Hong Kong remains in effect. Since July 2020 and as of the date of this registration statement, the removal of the preferential trade status of Hong Kong did not have a material impact on our business and operations.

Additionally, the outbreak of war in Ukraine in 2022 has affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the U.S., European Union and other countries against Russia. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial conditions, liquidity and business outlook of our business.

Risks Relating to our Corporate Structure

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated in the BVI and we and all of our directors and officers are based in Hong Kong.

We are a business company limited by shares incorporated under the laws of the BVI. We conduct our operations outside the U.S. and substantially all of our assets are located outside the U.S.. In addition, substantially all of our directors and executive officer named in this prospectus reside outside the U.S., and most of their assets are located outside the U.S.. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers or to enforce judgments obtained in the U.S. courts against our Directors and officers. For further information regarding the relevant laws of the BVI and Hong Kong, please refer to the section titled “Regulations”.

Our corporate affairs are governed by our memorandum and articles of association (as may be amended from time to time), the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our Directors to us under BVI law are to a large extent governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the BVI has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, BVI companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of a BVI business company like us could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defences that may be available in respect to any such action, may result in the rights of shareholders of a BVI business company being more limited than those of shareholders of a company organized in the U.S.. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the U.S. based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the U.S., although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI law and the constitutional documents of the company, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. We currently do not plan to rely on the BVI practice, but if we do in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For further details, please refer to the section titled “Enforceability of Civil Liabilities”.

For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the U.S. and their shareholders, please refer to the section titled “Description of Share Capital — Differences in Corporate Law”.

Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

David Fong & Co., our Hong Kong counsel, advised us that there is currently no arrangement for the reciprocal enforcement of judgements between Hong Kong and the U.S., as such judgments of U.S. courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the U.S.) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personal; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our BOD, or our Controlling Shareholders than they would as public shareholders of a company incorporated in the U.S.

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a business company with limited liability incorporated in the BVI, and as a holding company, we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong for dividends paid by us. The PRC laws and regulations do not currently have any material impact on transfers of cash from the Company to our subsidiary in Hong Kong or from our subsidiary in Hong Kong to the Company, our shareholders and U.S. investors. However, the PRC government may, in the future, impose restrictions or limitations on, our ability or on our Hong Kong subsidiary’s ability by the PRC government to transfer cash or assets out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our subsidiary in Hong Kong. Therefore, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Rich Sparkle to transfer cash and/or assets. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Following this Offering, Superb Prospect Group Limited, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Superb Prospect Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a “controlled company” and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this Offering, our largest shareholder, Superb Prospect Group Limited, will beneficially own approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the underwriter’s over-allotment option, or approximately [*]% assuming full exercise of the underwriter’s over-allotment option. Superb Prospect Group Limited is in turn beneficially and wholly owned by Mr. Ka Wo, NG, our Chairman of BOD; and Mr. Ka Wo, NG is also the sole director of Superb Prospect Group Limited. As a result, Superb Prospect Group Limited has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

•        the requirement that our director nominees must be selected or recommended solely by independent directors; and

•        the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we do not intend to rely on the “controlled company” exemptions under the NASDAQ listing rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our BOD might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Because our controlling shareholder, Superb Prospect Group Limited, has considerable influence over our corporate matters, its interests may differ from the interests of our company as a whole and may have potential conflicts of interest with us. Accordingly, our controlling shareholders could control the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. The controlling shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Without the consent of our controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. Currently, we do not have any arrangements with our principal shareholder to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the controlling shareholder, we may have to resort to legal actions, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Our Business and Industry

Most of our revenue stems from the utilization of our services in relation to financial and commercial transactions within the equity markets. Fluctuations in economic trends that influence the volume of these activities could adversely affect the demand for our offerings.

Most of our sales hinges on the use of our services by entities in the Hong Kong equity market, particularly those involved in compliance and transaction activities. Consequently, our operations are reliant on the Hong Kong equity market, encompassing IPOs, secondary offerings, mergers and acquisitions, public and private debt issuances, leveraged buyouts, spinoffs, bankruptcy and claims processing, among other transactions. These activities are frequently linked to the prevailing economic climate and contingent upon the overall economic performance. The volume of these transactions drives the demand for our services. Declines in financial markets, global economic downturns, or deteriorations in the economies where we operate, along with reduced equity valuations, pose risks that could adversely affect our business. For instance, economic instability has previously resulted in the financial weakening of several clients, leading to the postponement of their capital market endeavors. Should such volatility persist, we may encounter increasing pressure on transaction volumes. Therefore, predicting the potential impact of worsening macroeconomic conditions on our financial outcomes is challenging. The level of engagement in the financial printing and corporate services sector, which includes the financial transactions and associated compliance requirements our services support, is vulnerable to numerous factors beyond our control, such as interest rates, regulatory changes, overall economic conditions, the competitive landscape of our clients, business trends, terrorism, and political shifts. Additionally, a sluggish economy could impede our ability to collect payments owed by clients. Delays or defaults in client payments could heighten our credit risk exposure and lead to bad debt write-offs. Adverse conditions or changes in any of these factors could detrimentally affect our operational results, financial health, and cash flow.

There is no assurance that our customers will continue to retain our services.

We offer our services to clients on an individual project basis and typically do not enter into long-term contracts with them. As a result, the work our clients commission us for can fluctuate, and they are under no obligation to hire us for future projects. There is no assurance we will be able to retain enough clients to sustain our current financial performance. Our ability to keep existing clients and attract new ones depends on various factors, such as the quality of our services, our marketing efforts, market demand for our offerings, and industry competition, many of which are beyond our control. Consequently, we might face challenges in maintaining our client base or attracting new business, which could lead to adverse variations in our operations and financial results.

Customer retention, especially during periods of reduced transactional volume, is a critical component of our strategic business plan. There is no guarantee that our customers will continue to utilize our services to fulfill their ongoing needs, particularly in the face of offerings from competitors. Various factors may contribute to a decline in our customer retention rates, including:

•        Our inability to demonstrate the value of our services to customers;

•        The pricing, performance, and functionality of our services;

•        The availability, pricing, performance, and functionality of competing products and services;

•        Clients discontinuing the use of or anticipating a decreased need for our services in their operations;

•        Consolidation within our customer base;

•        The impact of economic downturns and global economic conditions; or

•        Reductions in our customers’ spending levels.

If our retention rates are lower than expected or decline for any reason, it may result in a decrease in our sales and adversely affect our profitability. Such outcomes could negatively impact our results of operations, financial position, and cash flow.

The quality of our customer support and service offerings is paramount to our clients, and any failure to maintain high standards could result in clients discontinuing the use of our services, potentially leading to a decline in our sales.

Providing quality customer support is essential for the successful promotion of our services. If we are unable to deliver a level of customer support and service that meets or exceeds our clients’ expectations, we may experience adverse consequences, including loss of clients and market share, inability to attract new customers, increased costs associated with service and support, and diversion of resources. Such outcomes could have a negative impact on our results of operations, financial position, and cash flow.

We are exposed to credit risks with our customers.

We are exposed to credit risks from our customers. We do not have access to all the information necessary to form a comprehensive view on creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experience any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

Our revenue may experience fluctuations from period to period due to variations in the types of services required by our customers and the timing of project completions.

Our revenue can vary from period to period depending on the specific types of services requested by our customers. Additionally, the progress of our projects, particularly those related to listing documents and compliance documents, is subject to various factors beyond our control, such as obtaining clearance from respective regulators. These factors can impact the cash flows generated from our operations. Any delays in the completion of our projects may result in deferred payments from our customers, thereby adversely affecting our cash flow and results of operations. If projects remain incomplete after a substantial amount of time and costs have been incurred by our Group, our results of operations and financial position may be adversely affected.

Our failure to maintain the confidentiality, integrity, and availability of our systems, software, and solutions could seriously damage our reputation and affect our ability to retain customers and attract new business.

Ensuring the confidentiality, integrity, and availability of our systems, software, and work processes is critical to our operations and to our customers and users, who rely on our services for preparing financial printing deliverables, regulatory filings, and for storing and exchanging substantial volumes of proprietary and confidential information, including material non-public information. Maintaining effective and up-to-date security measures requires significant capital expenditures. Despite having backup capabilities for all critical systems and facilities, certain emergencies or contingencies, such as a computer virus attack, natural disaster, widespread power outage, or terrorist attack, could temporarily disrupt our operations and computer systems.

The inadvertent disclosure of information stored on our systems due to human error, security breaches through hacking or cybercrime, or leaks resulting from employee misconduct could severely damage our reputation and cause significant reputational harm to our clients. Techniques used to gain unauthorized access to, or to sabotage, systems evolve rapidly and are often undetected until executed. As with all software solutions, our software may be vulnerable to such attacks. These attacks could disrupt the proper functioning of our IT infrastructure, introduce errors in the output of our clients’ work, allow unauthorized access to sensitive, proprietary, or confidential information, and result in other undesirable or destructive outcomes.

Furthermore, during our production process, third-party service providers may access confidential customer information, exposing us to additional risks of information leaks or breaches of confidentiality obligations. An actual or perceived information leak or security breach could result in significant reputational damage, loss of clients, legal actions, and potential liability, any of which could materially and adversely affect our financial performance.

We engage our suppliers on an individual project basis for some of our translation and printing works, and their failure to meet our requirements may affect the quality of our services.

We engage our suppliers on an individual project basis and do not enter into long-term agreements with them. Consequently, the availability and willingness of our suppliers to provide services to us are only known when we request their services. We cannot guarantee that we will be successful in maintaining our working relationships with our suppliers. Additionally, we do not have direct control over the prices charged by our suppliers. Our suppliers typically have prescribed price lists, which are revised periodically. We cannot ensure that we will be able to secure quotations at current price levels for our outsourced works in the future. In the event that our suppliers refuse or are unavailable to provide services to us or significantly increase their prices, we may be unable to provide timely services to our customers or meet their requirements if we cannot engage alternative service providers at a reasonable price. Furthermore, we may incur additional operational costs, which may not be passed on to our customers. Consequently, our operations, business, reputation, and profitability may be adversely affected.

We have no control over the operations of our suppliers and cannot guarantee we will be able to monitor their work as directly and effectively as monitoring our own staff. Our suppliers may fail to meet our requirements, such as the turnaround speed and quality of work, which may lead to our failure to provide timely and quality services to our customers. Any failure of our suppliers to meet our requirements or schedule may materially and adversely affect our reputation and operational results. If our suppliers fail to meet our expectations or provide services, and we receive complaints from our customers, we may incur litigation costs and possible damages, which would adversely and materially affect our financial performance.

Our business may be adversely affected by the emergence of new technologies enabling clients to independently produce and file documents.

Our operations may face negative impacts as clients explore options to independently produce and file regulatory documentation and adopt technologies that facilitate this process. For instance, clients and their financial advisors may turn to web-based services that allow autonomous filing and distribution of reports and announcements required under the HK Listing Rules, HKSFO, prospectuses, and other materials, thereby replacing our ESS filing services. Should technologies continue to advance, granting clients the capability to autonomously produce and file documents to fulfil their regulatory obligations, and should we fail to develop competitive products or services to counter these new technologies, our business may be adversely affected by clients opting for these alternative solutions, including self-service or self-filing methods.

Our operations may be interrupted by malfunctioning or deficiencies with our IT infrastructure.

Our operations depend largely on the reliability and integrity of our IT infrastructure, which involve electronically (i) receiving instructions from our customers and/or their professional advisers; (ii) providing our services such as typesetting and proofreading, translation, and designing; (iii) circulating the prepared deliverables to our customers; and (iv) making e-Submissions for our customers and/or uploading the documents to other websites designated by our customers. Accordingly, any interruption to our IT infrastructure may disrupt our operations and the continuous provision of our services.

We also rely on our IT infrastructure to secure the confidential and price-sensitive information we handle from unauthorized access. We cannot guarantee we will maintain the performance, reliability, and security of our IT infrastructure. We may experience unexpected network interruptions, security breaches, or other system malfunctions, which may lead to leakage of such confidential and price sensitive information, and interruptions to the provision of our services. In such events, we may be susceptible to liabilities, such as complaints, claims or legal actions, which may also adversely affect our reputation and our business.

Our operations and provision of services may be disrupted if our office premises or our IT infrastructure are required to suspend operations due to the occurrence of events such as fires, power loss, hardware and software failures, terrorist attacks or other natural or man-made disasters. If such event happens and we are unable to respond promptly, we may have to suspend our operations and accordingly, our business may be adversely affected and may also negatively affect the confidence of our customers in us.

Incorporating generative AI technologies on our business may present certain risks that could impact our business, operations, and financial condition

While we plan to incorporate generative AI technologies on our business, it also presents certain risks that could impact our business, operations, and financial condition. Misinterpretations or technical errors within the AI system may result in inaccuracies in client documents, leading to potential liabilities. Additionally, the substantial data requirements for AI functionality raise concerns regarding the handling of sensitive client information, which poses inherent security and privacy risks; breaches or unauthorized access to AI-generated documents could damage our reputation and incur legal consequences. Furthermore, there is a danger that clients might overestimate the capabilities of our AI system, mistakenly expecting it to provide substantive legal or regulatory advice, such misunderstandings could strain client relationships and result in disputes. Compounding these challenges, global laws, regulations, and standards — including privacy regulations and data localization requirements — could change rapidly in the future, potentially limiting the use and adoption of generative AI technologies in our business model. These evolving laws may also be interpreted in ways that conflict with our existing data processing practices. We may need to implement a robust internal review process and continuously monitoring our AI systems, ensuring that AI serves to enhance, rather than replace, the human expertise that is central to our services.

Some of our systems and services are developed by third parties or supported by third-party hardware and software, and our business and reputation could suffer if these third-party systems and services fail to perform properly or are no longer available to us.

Certain systems and services we provide are developed by third parties or rely on hardware purchased or leased, and software licensed from third parties. The continued availability of these systems and services, as well as the hardware and software necessary for their operation, is not guaranteed on commercially reasonable terms, or at all. Any loss of the right to use this hardware or software could cause delays in the provisioning of our services, negatively impacting our business until we develop equivalent technology or identify, obtain, and integrate alternative solutions, if available. Additionally, our hardware vendors or software licensors may increase their prices, adversely affecting our business, operating results, and financial condition. Transitioning to new hardware vendors or software licensors could also detract management’s focus from ongoing operations and cause operational delays.

Furthermore, third-party software underlying our services may contain undetected errors or bugs. We may be required to delay the commercial release of our services until any identified issues are resolved, and in some cases, we may need to implement enhancements or modifications to correct errors that are not detected until after deployment. Such delays and modifications could adversely affect our business, reputation, and financial performance.

Failing to keep pace with technological advancements and evolving client needs could adversely affect our business. If we are unable to effectively develop, launch, or integrate new services or enhancements to our platforms, systems, or applications, it may harm our reputation, reduce our sales, and negatively impact our operating income.

Our success in attracting new customers and increasing sales to existing ones heavily depends on our ability to improve and enhance our current services, as well as introduce new functionalities either through acquisitions or internal development. Our financial performance could suffer if our IT infrastructure does not meet our clients’ requirements, is not synchronized with market opportunities, or is not efficiently launched.

When developing new services or upgrading existing ones, there is no guarantee these services or upgrades will be released on time or will be free from defects due to poor planning, execution, or other issues during development. If such problems occur, we could face negative publicity, damage to our reputation, loss of net sales, delays in market acceptance, or client claims against us. Moreover, significant investments in upgrades and enhancements may not yield a sustainable competitive edge. If clients do not widely adopt our services or innovations, the investments we have made may not be justified.

Should we fail to develop, license, or acquire new solutions or enhancements to our current services in a timely and cost-effective manner, or if our new or enhanced solutions do not gain market acceptance, our business, operational results, and financial condition could be materially and negatively impacted.

Our insurance coverage may be inadequate to protect us from potential losses.

We have insurance to cover certain potential risks and liabilities. We provide work-related injury insurance for our employees and property all risks insurance for our office facilities. However, we do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial printing and corporate services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Although we have not experienced such incidents in the past, if these incidents were to occur, there can be no assurance that insurance coverage will be available, responsive, or that available coverage will be sufficient to cover losses and claims related to such incidents we may experience.

There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Our final billings to our customers may differ from the initial quotations and we may encounter disagreements with our customers in relation to the final billings.

Our customers may on occasion request additional services, such as overtime services, and accordingly our respective final billings may differ from the initial quotations we provided. Additional charges may also be incurred due to increases and variations in the requirements of our customers in relation to the specifications of the documents after commencement of the projects including the quantity and number of pages of printed documents and the use of out-of-pocket expenses. We have specified in our agreements with our customers the types of services that require additional charges and in the event that our customers request additional services or services outside the scope of services stated in the agreements, we usually request confirmations or acknowledgements from them prior to providing those services. However, we cannot guarantee that our customers would not disagree on the sum charged in the final billings. Our customers may refuse to pay the additional charges, which may affect our cash flow and financial performance.

Our business is subject to seasonality.

Our business has experienced seasonality. The demand of our services depends on the HK Listing Rules requirements on periodic reporting of financial performance. During the years ended September 30, 2023 and 2022, we experienced higher demands for our services in the second quarter of each calendar year as companies listed on the HK Stock Exchange were required to publish their annual report within a few months after the end of their financial year-end, which generally coincide with the month of December. Accordingly, the demand for our periodical documents during such peak periods is generally higher and our financial performance may be better than the other seasons and may not accurately indicate our overall performance for the entire year. During non-peak seasons, we face certain fixed-cost expenses, such as rental and staff expenses, thereby our financial performance may be affected if there is less demand for our services during the relevant non-peak periods.

Undetected errors or failures in our services could lead to a loss of or delay in market acceptance, potentially causing significant harm to our business.

Our services and deliverables, especially when involving typesetting and translation tasks, may contain undetected errors at various stages of the process. We employ rigorous quality assurance procedures to ensure our deliverables meet customer needs and requirements. However, despite these procedures, errors may go unnoticed until after the services have been delivered to customers. This could result in a loss of or delay in market acceptance, harm to our reputation, client dissatisfaction, and a reduction in net sales and margins, all of which could adversely affect our business.

Our business may be affected by the changes to the rules and regulations governing the companies listed on the HK Stock Exchange.

Our customers primarily comprise companies listed on the HK Stock Exchange, which are obligated to adhere to various reporting requirements mandated by the HK Stock Exchange’s rules and regulations. These requirements are subject to periodic amendments and updates. Any such changes can impact the demand for our services, consequently affecting our business operations and financial performance.

For instance, the reforms to the GEM Listing Rules, effective January 1, 2024, eliminated the quarterly reporting requirements for GEM issuers. Instead, these issuers’ financial reporting schedules have been aligned with those of Main Board issuers. This regulatory shift may lead to a reduction in the frequency and volume of reporting services needed by our clients, thereby potentially decreasing the demand for our services.

Moreover, as regulatory frameworks continue to evolve, further modifications could be introduced, which might diminish the necessity for external reporting and compliance services. Such developments could result in decreased utilization of our offerings, posing a risk to our revenue stream and profitability.

We currently do not own the property on which we carry out our business, and we are exposed to the risks associated with the commercial real estate rental market.

The property occupied by us for our office and business purposes is leased from an independent third party. The term of the existing tenancy is 3 years, expiring on March 31, 2027. Consequently, we are susceptible to rental fluctuations from time to time. Should there be a significant increase in the rental expenses for our existing leased properties, our operating expenses and pressure on our operating cash flows will increase, thereby materially and adversely affecting our business, results of operations, financial position, and prospects.

Additionally, there is no assurance we will renew the tenancy for the relevant premises on commercially acceptable terms, or at all. There is also no assurance that such tenancy will not be terminated before its expiration. Termination of our lease may occur beyond our control, such as breaches of agreements by the lessor of the premises. In such cases, we may need to relocate to another location, and additional costs would be incurred, adversely affecting our results of operations.

Furthermore, any disruption to our business operations due to relocation could lead to loss of productivity, interruption of services to our customers, and potential reputational damage. Finding suitable alternative premises on short notice may also be challenging and may come at a higher cost. These factors could collectively impair our ability to operate efficiently, thus negatively impacting our financial performance and overall business stability.

The commercial real estate rental market is influenced by various external factors, including economic conditions, changes in property market dynamics, and regulatory developments. Any adverse changes in these factors could further complicate our leasing situation, making it more difficult to secure favorable terms for our office space. Consequently, maintaining our current property or relocating to a new one may involve substantial financial and operational challenges, potentially hindering our growth and profitability.

Our business is dependent on information technology and is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

We rely on information technology to maintain our electronic systems and database in the course of our business operations. Our suppliers’ and customers’ information, financial communications of our clients are electronically recorded in our systems. While we take measures to ensure the security of our information technology systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the orders of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost.

Furthermore, threats to information technology systems, including as a result of cyberattacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data, and the unauthorized release, corruption, or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems or other electronic security, including with our property and equipment.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships, and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures, and systems, it is possible that our business, financial, and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information, or other property. Additionally, customers or third parties upon whom we rely face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber incident or attack could have a material adverse effect on our business, financial condition, and results of operations.

Assertions by a third party that we have infringed, misappropriated, or otherwise violated their intellectual property could subject us to costly and time-consuming litigation and adversely impact our business.

While we take measures to ensure that our business does not infringe the intellectual property of third parties, third parties have asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their patents or other intellectual property rights. There may be intellectual property rights held by others, including issued or pending trademarks or patents, that cover significant aspects of our operations, and we cannot assure you that we are not infringing, misappropriating, or violating, and have not infringed, misappropriated, or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, as we face increasing competition and become increasingly visible as a publicly-traded company, or if we become more successful, the possibility of new third-party claims may increase.

Furthermore, as we are engaged in the provision of financial printing and corporate services which involve production of printed materials as well as publication of materials in both printed and electronic form. Such services are subject to intellectual property protection.

In the event of disputes over the use of any intellectual property in our services, there is a risk that claims may be made against us for intellectual property infringement. Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, could be time-consuming and costly to address and resolve, could divert the time and attention of management and technical personnel from our business, could place limitations on our ability to deliver our services to customers within the required timeframe. Also, we could be required to pay substantial monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s intellectual property rights. We may also be required to enter into a royalty or licensing agreement that could include significant upfront and future licensing fees, which efforts may not be timely or prove successful at all and require us to indemnify customers or other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or at all. Any of these events could have a material adverse effect on our business and our results of operations.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this prospectus, the Company and ANPA (HK) are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost.

Increasing labor costs and labor shortages in our industry may affect our business, financial condition, and results of operations.

As of March 31, 2024, we had 32 employees. As at the date of this prospectus, we have 32 employees. We intend to hire additional staff in Hong Kong and the U.S. to facilitate our expansion plans.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions (such as the U.S.) are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including a mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits, and employee headcount. We and our service providers compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

Since we operate in a labor-intensive industry, we may face a shortage of labor in the future or experience increasing labor costs. If we fail to recruit sufficient staff or retain our existing employees at an acceptable cost, we may not be able to shift the extra costs to our customers due to their bargaining power or the competitive pricing model adopted by our competitors. Therefore, the increase in labor costs and labor shortage may adversely impact our business, expansion plans, financial condition, and results of operations.

Intense market competition may continue to create adverse price pressures.

The financial printing and corporate services industry is highly competitive. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our services, which could negatively impact our results of operations, financial position and cash flow.

We may not be able to attract and retain our core management team and other key personnel for our operation.

Our success and growth depend on our on the knowledge, experience, and expertise of our management team, who is responsible for overseeing financial condition and performance, sales and marketing, operational process, and business strategy formulation, as well as the ability to identify, hire, train, and retain suitable, skilled, and qualified employees. In particular, each of Mr. Ka Wo, NG, our Chairman of BOD and Mr. Tsz Keung, CHAN, our Chief Executive Officer has more than 8 years of experience in the financial printing services industry in Hong Kong. See “Management.” Mr. NG and Mr. CHAN made significant contributions to our success and have indispensable value in guiding our future development. There is no assurance we will be able to continue to retain the services of any or all of our management team and key personnel, particularly our customer service, technical and sales personnel. If any of these personnel is unable or unwilling to continue to serve in his or her present position, and we are unable to find a suitable replacement in a timely manner, at acceptable cost or at all, the loss of their services may cause disruption to our business and may have an adverse impact on our ability to manage or operate our business effectively. The results of our operations may be adversely affected as a result. Our business operation is generally manual in nature, and any deterioration of labor relations may adversely affect our operational stability and efficiency. We cannot give any assurance that favorable labor relations can be maintained. Any industrial action or strike by our labor force beyond our control may also cause temporary or prolonged disruption to our business operation.

The Company may incur significant losses, and there can be no assurance that the Company will ever become a profitable business.

During the six months ended March 31, 2024 and the years ended September 30, 2023 and 2022, we had a net loss of US$154,134, a net profit of US$806,296 and a net profit of US$811,699, respectively. There is no assurance the Company may continue to maintain a profit from its operation. Its ability to become and/or remain profitable depends in material part on success in growing and expanding the Company’s products and services. There can be no assurance this will occur. Unanticipated problems and expenses often encountered in offering new and unique services may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, insurance, legal or regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance the Company will remain profitable. If the Company sustains losses over a period of time, it may be unable to continue in business.

The Company’s future revenue and operating results are unpredictable and may fluctuate significantly.

It is difficult to accurately forecast the Company’s revenues and operating results, and they could fluctuate in the future due to several factors. These factors may include acceptance of the Company’s products and services; the amount and timing of operating costs and capital expenditures; competition from other market venues or services that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements.

Despite our diversification efforts to generate revenues from printing financial documents for listed issuers’ annual and interim regulatory compliance, and not limiting our financing printing business to IPOs, our business remains susceptible to evolving market practices in light of regulatory developments. These emerging trends include postings of documents on Internet web pages, the removal of mandatory quarterly reporting rules, the trend towards “paperless listings” and electronic delivery of offering documents including “online roadshows”, which may adversely affect the overall demand for printed financial documents and reports.

The Company’s operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

We may be unable to implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within our industry; our ability to cope with high exposure to financial, operational, market, and credit risk as our business and customer base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our customers. As such, we cannot assure that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected. As all of our revenue and profit is derived from our financial printing and corporate services, to the extent that any diversification efforts into new fields that complement our financial printing business prove unsuccessful, our business performance could be materially adversely affected by volatile swings in capital market activity that directly impact the demand for our services.

We may pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in liabilities of the acquired companies and significant transaction costs, and may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We may need to raise additional capital to support its operations.

We may require additional financing over time, the amount and timing of which will depend on several factors, including the pace of expansion of our opportunities and customer base, the scope of product development to be undertaken, the need to respond to customer demands for improved product offerings and services, the cash flow generated by operations, the extent of losses related to identified risk factors, and unanticipated expenditures. We cannot fully predict the extent to which it will require additional financing. There can be no assurance regarding the availability or terms of such financing. Any new investor may require future debt financing or issuance of preferred equity by us to be senior to shareholders’ rights, and any future equity issuance could dilute the value of our shares.

Natural disasters, acts of war, and other catastrophic events may adversely affect our operations.

Natural disasters, acts of God, wars, epidemics, material interruptions in service, or stoppages in transportation, as well as other events that are beyond our control, can have adverse effects on local economies, infrastructures, airports, port facilities, and international trade. Such events can also result in the closure of ports or airports and disruptions to raw material flows. Major earthquakes, weather events, cyberattacks, heightened security measures (actual or threatened), terrorist attacks, strikes, civil unrest, pandemic, or other catastrophic events may also cause a disruption or failure of our systems or operations thereby causing delays in providing services or performing other critical functions. In such an event, our business, financial condition, and results of operations may be adversely affected.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition.

Since early 2020, the ongoing COVID-19 pandemic led governments across the globe to impose measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in Southeast Asia and Mainland China (where a significant portion of our clients and potential clients are located).

The COVID-19 outbreaks in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These outbreaks caused companies in Hong Kong such as ours, as well as our professional parties partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some employees to work from home and collaborate remotely. As a result, we experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, as our business depends on our employees, if any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

At the date of this prospectus, most countries around the globe abolished measures to contain COVID-19. The Hong Kong government gradually abolished its entry-restrictions and COVID-19 control measures since November 2022. Furthermore, the PRC government has also significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to Mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and Mainland China had severely hindered our client development efforts in Mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. We witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of Mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and their willingness to conduct fundraising activities in HK Stock Exchange, especially through IPO. As a result, we experienced reduced demand for our financial printing and corporate services, due to the temporary closure of offices of our customers and travel restrictions thereby leading to a longer project timespan of our financial printing and corporate services, which in turn affected our results of operations for the years ended December 31, 2022 and 2023, respectively. In particular, the revenues as well as growth of our revenue have been hindered due to the COVID-19 impact.

The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy may lead our client to adopt conservative business strategies instead of seeking expansion, ultimately led to a decline in our clients’ fund raising and transactional needs and therefore our financial printing and corporate services. All of which could adversely affect our business and, in turn, negatively impact our business and the results of operations.

Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 pandemic on the capital markets, we cannot assure you we will be able to maintain the growth rate we have experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2024 and beyond.

Risks Related to our Ordinary Shares and this Offering

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced it adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments apply to registrants the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and the PCAOB determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the CSRC and the MOF of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in Mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in Mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor. Our auditor, Wei, Wei & Co., LLP, headquartered in New York, has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in Mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Wei, Wei & Co., LLP to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA Act, as the same may be amended, or if the agreement between the PCAOB and the CRSC on August 26, 2022 does not succeed, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCAA Act. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA and the AHFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. It remains unclear what the SEC’s implementation process related to the above rules and amendments will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange. In addition, the above rules and amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction.

The HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines a company filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the HFCAA, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

Despite that we have a U.S.-based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the company and investors if it is later determined the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include, but are not limited to that trading in our securities may be prohibited under the HFCAA and as a result an exchange may determine to delist our securities.

There has been no public market for our Ordinary Shares prior to this Offering, and you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there was no public market for our Ordinary Shares. Although we applied to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this Offering, the market price of our Ordinary Shares may decline and the liquidity of our Ordinary Shares may decrease significantly.

The IPO price for our Ordinary Shares will be determined by negotiation between us and the underwriters and may vary from the market price of our Ordinary Shares following our IPO. We cannot assure you the price at which the Ordinary Shares are traded after this Offering will not decline below the IPO price. If you purchase our Ordinary Shares in our IPO, you may not be able to resell those shares at or above the IPO price. We cannot assure you that the IPO price of our Ordinary Shares, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our IPO. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares due to insufficient or a lack of market liquidity of our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and Mainland China. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading price of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and

Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        political, social and economic conditions in Mainland China and Hong Kong;

•        variations in our revenue, profit, and cash flow;

•        the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•        fluctuations of exchange rates among HKD and USD;

•        general market conditions or other developments affecting us or the financial printing services industry in which we operate;

•        actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

•        changes in financial estimates or recommendations by securities research analysts;

•        detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholders, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of new product offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our officers, Directors, or Controlling Shareholders;

•        developments in information technology and our capability to catch up with the technology innovations in the industry;

•        the realization of any of the other risk factors presented in this prospectus;

•        changes in investors’ perception of our Company and the investment environment generally;

•        the liquidity of the market for our Ordinary Shares;

•        release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will be traded.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent IPOs, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial conditions and results of operations.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Ordinary Shares begin trading on the Nasdaq Capital Market, our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this Offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus, an aggregate of [*] Ordinary Shares is outstanding before the consummation of this Offering and [*] Ordinary Shares will be outstanding immediately after the consummation of this Offering, assuming no exercise of the underwriter’s over-allotment option, or [*] Ordinary Shares if the underwriter exercises its over-allotment option in full. Sales of these Ordinary Shares into the market could cause the market price of our Ordinary Shares to decline.

You must rely on price appreciation of our Ordinary Shares for return on your investment because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our BOD.

Our BOD has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our BOD. In either case, all dividends are subject to certain restrictions under the BVI law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our BOD decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial conditions, contractual restrictions and other factors deemed relevant by our BOD. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this Offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares. Please refer to the section titled “Dividend Policy” section for more information.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the BVI, we are permitted to adopt certain BVI’s practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market listing standards.

As a foreign private issuer, we are subject to the Nasdaq Capital Market listing standards. However, the Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this Offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market listing standards applicable to U.S. domestic issuers.

There is no assurance we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Ordinary Shares to significant adverse U.S. income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and (taking into account the expected proceeds from this Offering) the value of the assets held by our strategic investment business, the expected proceeds from this Offering as well as projections as to the market price of our Ordinary Shares immediately following the completion of this Offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets, for purposes of the asset test, may be determined by reference to the market price of our Ordinary Shares, fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC classification for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the U.S. Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there is no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our Ordinary Shares and on the receipt of distributions on our Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this Offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the Nasdaq Capital Market detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups (“JOBS”) Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our BOD or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holdirecng a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of this Offering.

You should read the entire prospectus carefully and we strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the listing.

We wish to emphasize to prospective investors that we do not accept any responsibility for the accuracy or completeness of the information contained in any press articles or other media coverage regarding us or the offering, and such information that was not sourced from or authorized by us. We make no representation to the appropriateness, accuracy, completeness or reliability of any information contained in any press articles or other media coverage about our business or financial projections, share valuation or other information. Accordingly, prospective investors should not rely on any such information and should rely only on information included in this prospectus in making any decision as to whether to invest in our Ordinary Shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract customers and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        the impacts brought by COVID-19;

•        trends and competition in the financial printing and corporate service industry; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI as a BVI Business Company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI Business Company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the BVI. These disadvantages include, but are not limited to, the following: (1) the BVI has a less developed body of securities laws as compared to the U.S. and these securities laws provide significantly less protection to investors; and (2) BVI companies may not have standing to sue before the federal courts of the U.S.. Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the U.S.. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the U.S. and all or a substantial portion of their assets are located outside the U.S.. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We appointed Cogency Global Inc., at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the U.S..

We was advised by, Ogier, that the U.S. and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the BVI. We were also advised that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

Ogier further advised us that there is uncertainty as to whether the BVI would:

•        recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or

•        entertain original actions brought in the BVI against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S..

All of our directors and officers reside outside the U.S. in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S or any state in the U.S..

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S.. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S..

USE OF PROCEEDS

Based upon an assumed IPO price of $[__] per Ordinary Share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus, we estimate we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[__] million if the underwriters do not exercise their over-allotment option, and $[__] million if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately [30]% for [the incorporation of generative AI features into our service modules];

•        approximately [20]% for [the setting up of new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion];

•        approximately [25]% for [potential strategic alliances with other industry players]; and

•        approximately [25]% for working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a business company with limited liability incorporated in the BVI. As a holding company, we rely principally on dividends from our Hong Kong Operating Subsidiary, ANPA (HK), for our cash requirements, including any payment of dividends to our shareholders.

Our BOD has discretion as to whether to distribute dividends, subject to certain restrictions under BVI law and our Memorandum and Articles of Association, namely that our directors may, by resolution, authorize a distribution (which includes a dividend) to our shareholders from time to time and of an amount they think fit if they are satisfied, on reasonable grounds, that immediately after the distribution (a) we will be able to pay our debts as they become due; and (b) the value of assets of our company will exceed the sum of our total liabilities. Even if our BOD decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the BOD may deem relevant. Please see the section entitled “Material Income Tax Considerations” beginning on page 119 of this prospectus for information on the potential tax consequences of any cash dividends declared.

CAPITALIZATION

The following table sets forth our capitalization as of [__]:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed IPO price of $[__] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

[__]
	Actual	As adjusted (Over-allotment option not exercised)	As adjusted (Over-allotment option exercised in full)
	$		$
Long-term loan

Shareholders’ Equity:

Ordinary Shares, $[__] par value, [__] Ordinary Shares authorized, [__] Ordinary Shares issued and outstanding on an actual basis; [__] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [__] Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full

Additional paid-in capital(1)
Retained earnings
Accumulated other comprehensive loss
Statutory reserve
Non-controlling interest
Total Shareholders’ Equity
Total Capitalization

____________

(1)      Additional paid-in capital reflects the sale of Ordinary Shares in this offering at an assumed IPO price of $[__] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[__] ($[__] gross offering proceeds, less underwriting discounts of $[__], and offering expenses of approximately $[__]) if the underwriters’ over-allotment option is not exercised, or $[__] ($[__] gross offering proceeds, less underwriting discounts of $[__], and offering expenses of approximately $[__]) if the underwriters’ over-allotment option is exercised in full.

A $1.00 increase (decrease) in the assumed IPO price of $[__] per share would Increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[__] if the underwriters’ over-allotment option is not exercised or $[__] if the underwriters’ over-allotment option is exercised in full, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the IPO price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the IPO price per Ordinary Share is in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of [__], was $[__], or $[__] per Ordinary Share. Net tangible book value is the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the IPO price per Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

After giving effect to our sale of [__] Ordinary Shares offered in this offering based on an assumed IPO price of $[__] per Ordinary Share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of [__], would have been $[__], or $[__] per outstanding Ordinary Share. This is an immediate increase in net tangible book value of $[__] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[__] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed IPO price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of [*]	$	$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of [__], the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

Over-allotment option not exercised	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100%		$100%	$

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
Over-allotment option exercised in full	Number	Percent	Amount	Percent
($ in thousands)
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		100%		$100%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual IPO price of our Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

The following diagram illustrates the corporate structure of our Group as of the date of this prospectus and upon completion of this Offering, assuming no exercise of the over-allotment option.

____________

(1)      As of the date of this prospectus, there is 1 (one) shareholder of record that has shareholding less than 5%.

(2)      Rich Sparkle Holdings Limited is a holding company with no operations on its own. The Ordinary Shares offered in this prospectus are those of Rich Sparkle Holdings Limited.

(3)      Rich Sparkle Holdings Limited conducts all its operations through its wholly-owned operating subsidiary, ANPA Financial Services Group Limited, which is incorporated under the laws of Hong Kong.

Rich Sparkle was incorporated under the law of the BVI on January 2, 2024. It is a holding company and not engaged in any business. Under its memorandum of association, Rich Sparkle is authorized to issue 25,000 Series A Preferred Shares and 25,000 Ordinary Shares, with no par value each, of which [*] Ordinary Shares are issued and outstanding as of the date of this prospectus. The registered office of Rich Sparkle is at Aegis Chambers, 1st Floor, Ellen Skeleton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola VG1110, BVI.

Lore Heaven was incorporated under the law of the BVI as the intermediate holding company of ANPA (HK), on February 23, 2024 as part of the reorganization. Lore Heaven is wholly-owned by Rich Sparkle.

ANPA (HK) was incorporated on March 1, 2016 under the laws of Hong Kong. ANPA (HK) is our operating entity and is indirectly wholly-owned by Rich Sparkle through Lore Heaven.

History of Shares

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. The 1 Ordinary Share was transferred by Mr. Ka Wo, NG to Superb on June 3, 2024.

On June 26, 2024, Rich Sparkle and FCGM Strategic Investment Pte. Ltd. (“FCGM”), a company incorporated in Singapore, entered into a subscription agreement (“Subscription Agreement”), pursuant to which, Rich Sparkle agreed to issue and sell and FCGM agreed to subscribe and purchase 25 Series A Preferred Shares for HK$8,000,000 ($1,026,000). Pursuant to the Subscription Agreement, the Series A Preferred Shares held by FCGM shall automatically convert to Ordinary Shares on a 1:1 basis, upon the U.S. SEC having indicated no further comments on the registration statement of Rich Sparkle. Accordingly, 25 Series A Preferred Shares were issued to FCGM on July 16, 2024, and 99 Ordinary Shares were issued to Superb on the same day.

On July 31, 2024, Superb entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreement, Superb is to sell, and Next International Enterprises Limited is to acquire, 4.8% equity interests in Rich Sparkle, for HK$983,848 (US$125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On [date], in accordance with the conversion requirement stipulated under the Subscription Agreement, the 25 Series A Preferred Shares owned by FCGM were converted in to 25 Ordinary Shares on a 1:1 basis.

On [date], in contemplation of this Offering, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company was authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other (“Share Subdivision”), such that Rich Sparkle becomes authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association and registered the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on [date]. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the [125] Ordinary Share in issue and re-issued [94,000] Ordinary Share, [25,000] Ordinary Share and [6,000] Ordinary Share to Superb, FCGM and Next International Enterprises Limited, respectively.

On [date], Rich Sparkle further issued [*] Ordinary Shares in aggregate to its shareholders [at par value], on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which was treated as a share split. All references to the number of ordinary shares and per-share data in the accompanying CFS have been retroactively adjusted to reflect such issuance of shares. After the Pro Rata Share Issuance, [*] Ordinary Shares are issued and outstanding. The following table sets forth the breakdown of the Pro Rata Share Issuance to each shareholder:

Shareholders	Additional Number of Ordinary Shares Issued
Superb Prospect Group Limited	[*]
FCGM Strategic Investment Pte. Ltd.	[*]
Next International Enterprises Limited	[*]

The following table sets forth the breakdown of equity ownership of the Company as of the date of the prospectus, upon the completion of the abovementioned issuances and transactions:

Shareholders	Number of Ordinary Shares Issued	Percentage of Ordinary Shares Owned
Superb Prospect Group Limited	[*]	[*]
FCGM Strategic Investment Pte. Ltd.	[*]	[*]
Next International Enterprises Limited	[*]	[*]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information, which are included elsewhere in this prospectus. This discussion contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business”, “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Rich Sparkle Holdings Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of financial printing services such as printing, typesetting and translation, advisory services including Environmental, Social and Governance (“ESG”) and internal control reporting services and other services including standalone annual general meeting and extraordinary general meeting supporting service and other standalone services, through ANPA (HK), our sole operating subsidiary in Hong Kong.

ANPA (HK) was founded in 2016. We are a financial printing services provider which specializes in designing and printing high quality financial print materials in Hong Kong. In our operating history of more than eight years, we started offering a comprehensive solution in typesetting, proofreading, translation, design, and printing, ensuring comprehensive support for all stages of document preparation to Hong Kong listed companies and companies that are preparing for their initial listing on the HK Stock Exchange. Our service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. We offer to our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offered advisory services which could cater for our customers’ different requirements, such as conducting internal control assessment and environmental, social and governance performance evaluation as well as other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences.

For the six months ended March 31, 2024 and 2023, total revenue was US$1,793,702 and US$1,933,865, respectively. For the six months ended March 31, 2024, our gross profit and net loss were US$581,629 and US$154,134, respectively, as compared to our gross profit and net loss of US$657,691 and US$222,928, respectively for the six months ended March 31, 2023. For the years ended September 30, 2023 and 2022, total revenue was US$6,268,793 and US$6,467,140, respectively. For the year ended September 30, 2023, our gross profit and net income were US$2,807,642 and US$806,296, respectively, as compared to our gross profit and net income of US$3,523,735 and US$811,699, respectively, for the year ended September 30, 2022.

A reorganization of the legal structure of the Company (the “Reorganization”) was completed on July 31, 2024. Prior to the Reorganization, ANPA (HK), the operating subsidiary of the Company, was controlled by Mr. Ka Wo, NG. As part of the Reorganization, the Company was first incorporated under the laws of the BVI with limited liability on January 2, 2024. On February 23, 2024, Lore was incorporated under the laws of BVI, as a directly wholly-owned subsidiary of the Company.

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. The 1 Ordinary Share was transferred by Mr. Ka Wo, NG to Superb on June 3, 2024. On July 16, 2024, Rich Sparkle and FCGM Strategic Investment Pte. Ltd. (“FCGM”), a company incorporated in Singapore, entered into a subscription agreement (“Subscription Agreement”), pursuant to which, Rich Sparkle agreed to issue and sell and FCGM agreed to subscribe and purchase 25 Series A Preferred Shares at an aggregate price of HK$8,000,000 ($1,026,000). Pursuant to the Subscription Agreement, the Series A Preferred Shares held by FCGM shall automatically convert to Ordinary Shares on a 1:1 basis, upon the U.S. SEC having indicated no further comments on the registration statement of Rich Sparkle. Accordingly, 25 Series A Preferred Shares were issued to FCGM on July 16, 2024, and 99 Ordinary Shares were issued to Superb on the same day. On July 31, 2024, Superb entered into Sale and Purchase Agreements with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreements, Superb is to sell, and Next International Enterprises Limited is to acquire, 4.8% equity interests in Rich Sparkle, for HK$983,848 (US$125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On [date], in accordance with the conversion requirement stipulated under the Subscription Agreement, the 25 Series A Preferred Shares owned by FCGM Strategic Investment Pte. Ltd. were converted in to 25 Ordinary Shares on a 1:1 basis. On [date], in contemplation of this Offering, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company was authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other (“Share Subdivision”), such that Rich Sparkle becomes authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association and registered the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on [date]. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the [125] Ordinary Share in issue and re-issued [94,000] Ordinary Share, [25,000] Ordinary Share and [6,000] Ordinary Share to Superb, FCGM and Next International Enterprises Limited, respectively.

On [date], Rich Sparkle further issued [*] Ordinary Shares in aggregate to its shareholders [at par value], on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which was treated as a share split. All references to the number of ordinary shares and per-share data in the accompanying CFS were retroactively adjusted to reflect such issuance of shares. After the Pro Rata Share Issuance, [*] Ordinary Shares are issued and outstanding.

Upon the acquisition, the Company became the ultimate holding company of Lore and ANPA (HK). The Company and its subsidiaries resulting from Reorganization has always been under the common control of the same shareholder (i.e. Mr. Ka Wo, NG) before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the accompanying CFS. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Our principal growth strategies are to further strengthen our market position, increase our market share, and capture the growth in the global financial printing services industry. We intend to achieve our business objectives by incorporating generative AI features into our service modules, expanding our global market presence, service offering and broaden our market reach through our intended effort in actively seeking opportunities in undertaking additional US equity markets projects and forming strategic alliance with other industry players. To achieve these goals, we plan to implement the following strategies:

Incorporate generative AI features into our service modules

We intend to deploy AI-powered tools to automate the drafting and formatting of financial documents, including prospectuses, annual reports, and regulatory filings. We plan to employ AI algorithms to detect and correct errors in financial documents with high precision. We also plan to use AI-driven processes to automate certain routine and repetitive tasks, such as data entry, proofreading, and document assembly. We plan to incorporate generative AI technologies in our business module through procurement from third-party information technologies vendors.

Expand our global market presence

We plan to capitalize on the growth of the U.S. equity markets by expanding our business into the United States, such as providing services to assist customers to prepare Exchange Act filings that are compatible with the SEC’s EDGAR system, and to prepare tagged files in the SEC-mandated XBRL format. We will tailor our products and services to fit into the U.S. equity markets and to conform with its regulatory requirements and electronic documentation. We believe we are well-positioned to cope with such expansion and to meet industry and client demands. We plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staffs to support our expansion. We will also continue to explore potential opportunities in collaborating with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies.

Expand our service offering and broaden our market reach

We aim to selectively form additional strategic alliances with other industry players, including e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to expand our service offerings and broaden our market reach. We are focused on identifying and pursuing acquisition opportunities that complement our existing capabilities and expand our industry presence. Although we have not yet identified specific targets for acquisitions, we aim to selectively identify suitable targets, such as e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers. Through these strategic investments, relationships, and acquisitions, we will continue to work with domestic and international business partners to grow our global coverage and broaden our service offerings in international markets.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below.

Economic, political and regulatory conditions in Hong Kong

We are a financial printing services provider in Hong Kong. All of our revenue was generated in Hong Kong during the six months ended March 31, 2024, and the years ended September 30, 2023 and 2022. Any adverse economic, political or regulatory conditions due to events beyond our control, such as local economic downturn, natural disasters, contagious disease outbreaks, terrorist attacks, or if the government adopts regulations that place restrictions or burdens on us or on our industry in general, may materially and adversely affect our business, financial condition, results of operations and prospects.

Intense competition in the financial printing services industry in Hong Kong

The financial printing services industry is highly competitive, and the industry remains highly fragmented in Hong Kong. Management expects that competition will increase from existing competitors, as well as new and emerging entrants. Additionally, as we expand our service offerings, we may face competition from new and existing competitors. As a result, competition may lead to additional pricing pressure on our services, which could negatively impact our results of operations, financial position and cash flow.

Fluctuations in the cost of services

Staff cost and subcontracting costs are the main component of our cost of services, representing 89.5%, 79.6% and 76.6% of our total cost of services for the six months ended March 31, 2024 and years ended September 30, 2023 and 2022, respectively. Increase in cost of services was attributable to enlargement of our professional team and the increment of salary level to support our expansion in service offerings so to sell additional services to clients and incentivize the continued use of our services.

Impact of COVID-19

Since early 2020, the ongoing COVID-19 pandemic led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings, and has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong (where we operate in), and in Southeast Asia and Mainland China (where a significant portion of our clients and potential clients are located).

The COVID-19 outbreaks in Hong Kong in early 2020 and early 2022 resulted in temporary pandemic-related lockdowns. These outbreaks caused companies in Hong Kong such as ours, as well as our professional parties, partners and clients, to implement temporary adjustments to work schedules and travel plans and to implement alternative work arrangements for some employees to work from home and collaborate remotely. As a result, we experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Since April 2022, in light of the reduced severity of the COVID-19 pandemic in Hong Kong, our alternative work arrangement was largely abolished. Nonetheless, as our business depends on our employees, if any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

At the date of this prospectus, most countries around the globe have abolished measures to contain COVID-19. The Hong Kong government has gradually abolished its entry-restrictions and COVID-19 control measures since November 2022. Furthermore, the PRC government has also significantly lessened its travel restrictions and abolished the quarantine requirements for international arrivals to Mainland China from January 8, 2023. However, before their abolishment, the aforesaid travel restrictions, quarantine and social control measures in Hong Kong and Mainland China had severely hindered our client development efforts in Mainland China, and our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. We witnessed huge market fluctuations in the global capital and financial markets since 2020. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, the deterioration of the economic condition of Mainland China due to the continuous COVID-19 control measures, the significant market volatility and declines in general economic activities in Hong Kong and globally, have severely dampened the confidence of our client in the global and Hong Kong’s financial markets and their willingness to conduct fundraising activities in HK Stock Exchange, especially through IPO. As a result of which, we experienced reduced demand for our financial printing services, due to the temporary closure of offices of our customers and travel restrictions thereby leading to a longer project timespan of our financial printing services, which in turn affected our results of operations for the six months ended March 31, 2024 and the years ended September 2023 and 2022. In particular, the revenues as well as growth of our revenue have been hindered due to the COVID-19 impact.

The pandemic, government measures in response to the pandemic, and the global economic deterioration, could result in an economic downturn in Hong Kong and countries where our clients and potential client locates and in the foreseeable future. Such a downturn in global and Hong Kong’s economy may lead our client to adopt the conservative business strategies instead of seeking for expansion, ultimately led to a decline in our clients’ fund raising and transactional needs and therefore our financial printing services. All of which could adversely affect our business and, in turn, negatively impact our business and the results of operations.

Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the generally negative impact of the COVID-19 pandemic on the capital markets, we cannot assure you will maintain the growth rate we experienced or projected. Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2024.

Basis of Presentation

Our CFS were prepared in accordance with U.S. GAAP and pursuant to the regulations of SEC. They include the financial statements of our Company and our subsidiaries. All transactions and balances among these entities have been eliminated upon consolidation.

Please also refer to the crucial accounting policies, judgments and estimates adopted by our Company discussed in Note 2 to the consolidated financial statements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes were prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Revenue Recognition

The Company follows the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The majority of the Company’s revenue is from contracts with customers for financial printing services, performance obligation is a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same. The revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is usually less than one year.

The Company recognizes revenue from financial printing services over time by measuring the progress towards satisfaction of the relevant performance obligation. The progress is determined based on the Company’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. The progress is determined based on estimation of the total service time of each project in measuring the Company’s progress towards complete satisfaction of a performance obligation. The total expected inputs incurred are mainly based on the historical experience of similar projects. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced.

Provision of expected credit loss allowance for accounts receivable and contract assets

The allowance for credit losses consists of the allowance for credit losses and the allowance for losses on unfunded commitments. The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. The approach requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). It removes the incurred loss approach’s threshold that delayed the recognition of a credit loss until it was ‘‘probable” that a loss event was ‘‘incurred.’’ The estimate of expected credit losses under the approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses, then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, the Group considers forecasts about future economic conditions that are reasonable and supportable.

The Group considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the allowance required to cover the Group’s estimate of all expected credit losses over the expected contractual life of our accounts receivable and contract assets. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing accounts receivable and contract assets, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods. The impact of utilizing the approach to calculate the reserve for credit losses will be significantly influenced by the composition, characteristics and quality of our accounts receivable and contract assets, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the reserve for credit losses, and therefore, greater volatility to our reported earnings.

The Group adopted the probability of default and loss given default methods for estimating expected credit losses because it can reflect the Group’s expectation of the recoverability of accounts receivable and contract assets at each of the reporting period. The management makes reference to (i) 2024 Annual default study, Moody’s for the weighted average default rates. In addition, the rates have been adjusted for forward-looking factors by taking into account any observable change in future economic conditions, events and environment. The management assumes historical loss pattern does not vary significantly across the customer groups and there is no expectation of such changes over the expected collection period of the receivables outstanding at the period end.

Summary of Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of Six Months Ended March 31, 2024 and 2023

The following table sets forth key components of our results of operations for the six months ended March 31, 2024 and 2023. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Changes
	2024	2023	Amount	%
	US$	US$	US$
Revenue	1,793,702	1,933,865	(140,163)	(7.2)
Cost of services	(1,212,073)	(1,276,174)	64,101	(5.0)
Gross profit	581,629	657,691	(76,062)	(11.6)

Operating expenses
Selling, general and administrative	(732,276)	(863,362)	131,086	(15.2)
Expected credit losses	(30,633)	(47,809)	17,176	(35.9)
Total operating expenses	(762,909)	(911,171)	148,262	(16.3)

Loss from operations	(181,280)	(253,480)	72,200	(28.5)

Other (expense) income
Interest expense	(6,494)	(25,390)	18,896	(74.4)
Other income	3,182	10,266	(7,084)	(69.0)
Total other (expense) income, net	(3,312)	(15,124)	(11,812)	(78.1)

Loss before provision for income taxes	(184,592)	(268,604)	84,012	(31.3)
Income tax benefit	30,458	45,676	(15,218)	(33.3)
Net loss	(154,134)	(222,928)	68,794	(30.9)

Other comprehensive loss
Foreign currency adjustment	1,243	128	1,115	871.1
(Charged)/Credited to post-employment benefit obligations	(7)	383	(390)	(101.8)
Comprehensive loss	(152,898)	(222,417)	69,519	(31.3)

Revenue

As set forth in the following table, during the six months ended March 31, 2024 and 2023, our revenue was derived from the provision of financial printing services, advisory services and other services:

	2024		2023
	US$	%	US$	%
Revenue
Financial printing services	$1,443,911	80.5	$1,682,243	87.0
Advisory services	192,000	10.7	142,875	7.4
Other	157,791	8.8	108,747	5.6
Total	$1,793,702	100.0	$1,933,865	100.0

Our revenue decreased by US$140,163 or 7.2% to US$1,793,702 for the six months ended March 31, 2024 from US$1,933,865 for the six months ended March 31, 2023. Such decrease was mainly attributable to the decrease of financial printing services of US$238,332, which was partially offset by the increase of advisory services and other services of US$49,125 and US$49,044, respectively.

For the six months ended March 31, 2024 and 2023, all of the revenue was from clients in Hong Kong.

Cost of services

The following table sets forth the breakdown of our cost of services for the six months ended March 31, 2024 and 2023:

	2024		2023
	US$	%	US$	%
Cost of services
Staff costs	$606,024	50.0	$582,443	45.6
Subcontracting fee	478,715	39.5	515,607	40.4
Printing costs	109,549	9.0	164,345	12.9
Other job-specific expenses	17,785	1.5	13,779	1.1
Total	$1,212,073	100.0	$1,276,174	100.0

During the six months ended March 31, 2024 and 2023, our Group’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. We incurred cost of services of US$1,212,073 for the six months ended March 31, 2024, compared to US$1,276,174 for the six months ended March 31, 2023, a decrease of US$64,101, or 5.0%. The decrease was in line with the decrease in revenue from financial printing services, which was mainly attributable to the decrease of printing costs of US$54,796.

The Company paid subcontracting fee for (i) translation services handled by professional linguists who ensure accuracy and cultural relevance, (ii) ESG and internal control services support, and (iii) client relationship maintenance support.

Gross profit and profit margin

Our gross profit was US$581,629 for the six months ended March 31, 2024, compared to US$657,691 for the six months ended March 31, 2023, a decrease of US$76,062, or 11.6%. Our overall profit margins were 32.4% and 34.0% for the six months ended March 31, 2024 and 2023, respectively. Our total gross profit decreased during the six months ended March 31, 2024, due to the increase of salary level and number of the staff to maintain our financial printing services during the six months ended March 31, 2024.

Selling, General and Administrative expenses

The following table sets forth the breakdown of our selling, administrative (SG&A) expenses for the six months ended March 31, 2024 and 2023:

	2024		2023
	US$	%	US$	%
Staff costs	$263,415	36.0	$252,291	29.2
Depreciation	329,928	45.1	372,229	43.1
Property related expenses	27,353	3.7	98,118	11.4
Legal and professional fee	22,280	3.0	70,367	8.2
Miscellaneous expenses	89,300	12.2	70,357	8.1
Total	$732,276	100.0	$863,362	100.0

SG&A mainly consist of administrative staff cost, depreciation of property, plant and equipment and right-of-use assets, property related expenses, legal and professional fees and other miscellaneous expenses. Our SG&A were US$732,276 and US$863,362 for the six months ended March 31, 2024 and 2023, respectively, or 40.8% and 44.6% of our revenue for the corresponding period. The decrease was mainly due to the decrease in our depreciation, property related expenses and legal and professional fees.

Expected credit losses

Our expected credit losses were US$30,633 and US$47,809 for the six months ended March 31, 2024 and 2023, respectively.

A decrease in current expected credit losses by US$17,176 or 35.9%, for the six months ended March 31, 2024, compared to the corresponding six months ended March 31, 2023, was primarily attributable to the settlement of outstanding accounts receivable during the six months ended March 31, 2024.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended March 31, 2024 and 2023:

	2024		2023
	US$	%	US$	%
Government subsidies	$—	—	$10,266	(67.9)
Gain from lease modification	3,182	(96.1)	—	—
Interest expense on lease liabilities	(6,494)	196.1	(25,390)	167.9
Total	$(3,312)	100.0	$(15,124)	100.0

Our other income (expense) were expense of US$3,312 and of US$15,124 for the six months ended March 31, 2024 and 2023, respectively.

A decrease in other income (expense) by US$11,812 or 78.1%, for the six months ended March 31, 2024, compared to the corresponding six months ended March 31, 2023, was primarily attributable to the decrease of interest expense on lease liabilities of US$18,896 due to less lease agreements entered for office premises during the six months ended March 31, 2024, which is partially offset by the decrease of US$10,266 of government subsidies from the Employment Support Scheme under Anti-Epidemic Fund, which represented the wage subsidy granted to our Group for the use of paying wages and Mandatory Provident Fund of regular employees. These government grants were designed to be relief measures in response to the COVID-19 pandemic and are non-recurring in nature.

Income Tax Benefit

The Company and our wholly owned subsidiary, Lore, were incorporated in the BVI. Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

Our indirectly wholly-owned subsidiary, ANPA (HK), is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the six months ended March 31, 2024 and 2023, our Group did not have any assessable profits in Hong Kong.

We had income tax benefit of US$30,458 for the six months ended March 31, 2024, compared to US$45,676 for the six months ended March 31, 2023, a decrease of US$15,218, or 33.3%, mainly due to the decrease in profit before taxation. Our effective tax rate was 16.5% for the six months ended March 31, 2024 and 17.0% for the six months ended March 31, 2023. The relatively lower effective tax rate for the six months ended March 31, 2023 was due to more non-taxable government subsidies received by our Group during the six months ended March 31, 2023.

Net loss

As a result of the foregoing, our net loss for the six months ended March 31, 2024 and 2023 was US$154,134 and US$222,928, respectively.

Comparison of Years Ended September 30, 2023 and 2022

The following table sets forth key components of our results of operations for the years ended September 30, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

			Changes
	2023	2022	Amount	%
	US$	US$	US$
Revenue	6,268,793	6,467,140	(198,347)	(3.1)
Cost of services	(3,461,151)	(2,943,405)	(517,746)	17.6
Gross profit	2,807,642	3,523,735	(716,093)	(20.3)

Operating expenses
Selling, general and administrative	(1,734,330)	(2,512,710)	778,380	(31.0)
Expected credit losses	(77,946)	(86,735)	8,789	(10.1)
Total operating expenses	(1,812,276)	(2,599,445)	787,169	(30.3)

Income from operations	995,366	924,290	71,076	7.7

Other (expense) income
Interest expense	(42,034)	(66,811)	24,777	(37.1)
Government subsidies	10,264	95,704	(85,440)	(89.3)
Total other (expense) income, net	(31,770)	28,893	(60,663)	(210.0)

Income before provision for income taxes	963,596	953,183	10,413	1.1
Income tax expense	(157,300)	(141,484)	(15,816)	11.2
Net income	806,296	811,699	(5,403)	(0.7)

Other comprehensive loss
Foreign currency adjustment (loss)	2,409	6,257	(3,848)	(61.5)
Credited/(Charged) to post-employment benefit obligations	358	(9,553)	9,911	103.7
Comprehensive income	809,063	808,403	660	0.1

Revenue

As set forth in the following table, during the years ended September 30, 2023 and 2022, our revenue was derived from financial printing, advisory and other services:

	2023		2022
	US$	%	US$	%
Revenue
Financial printing services	$4,875,865	77.8	$4,139,863	64.0
Advisory services	1,151,751	18.4	1,673,647	25.9
Other	241,177	3.8	653,630	10.1
Total	$6,268,793	100.0	$6,467,140	100.0

Our revenue decreased by US$198,347 or 3.1% to US$6,268,793 for the year ended September 30, 2023 from US$6,467,140 for the year ended September 30, 2022. Such decrease was mainly attributable to the decrease of advisory services of US$521,896 and other services of US$412,453, which was partially offset by the increase of financial printing services of US$736,002.

For the years ended September 30, 2023 and 2022, all of the revenue was from clients in Hong Kong.

Cost of services

The following table sets forth the breakdown of our cost of services for the years ended September 30, 2023 and 2022:

	2023		2022
	US$	%	US$	%
Cost of services
Staff costs	$1,194,000	34.5	$792,355	26.9
Subcontracting fee	1,559,490	45.1	1,463,168	49.7
Printing costs	681,856	19.7	645,442	21.9
Other job-specific expenses	25,805	0.7	42,440	1.5
Total	$3,461,151	100.0	$2,943,405	100.0

During the years ended September 30, 2023 and 2022, our Group’s cost of services was mainly comprised of staff costs, subcontracting fee, printing costs and other job-specific expenses. We incurred cost of services of US$3,461,151 for the year ended September 30, 2023, compared to US$2,943,405 for the year ended September 30, 2022, an increase of US$517,746, or 17.6%. The increase was generally in line with the increase in revenue from financial printing services, which was mainly attributable to the increase of staff costs of US$401,645.

The Company paid subcontracting fee for (i) translation services handled by professional linguists who ensure accuracy and cultural relevance, (ii) ESG and internal control services support, and (iii) client relationship maintenance support.

Gross profit and profit margin

Our total gross profit was US$2,807,642 and US$3,523,735 for the years ended September 30, 2023 and 2022, respectively. Our overall profit margins were 44.8% and 54.5% for the years ended September 30, 2023 and 2022, respectively. Our total gross profit decreased during the year ended September 30, 2023, due to the increase of salary level and number of the staff to support our increase of financial printing services during the year ended September 30, 2023.

Selling, General and Administrative expenses

The following table sets forth the breakdown of our SG&A for the years ended September 30, 2023 and 2022:

	2023		2022
	US$	%	US$	%
Staff costs	$489,497	28.3	$940,360	37.4
Depreciation	782,857	45.1	691,147	27.5
Property related expenses	217,626	12.5	194,629	7.8
Legal and professional fee	86,308	5.0	196,135	7.8
Miscellaneous expenses	158,042	9.1	490,439	19.5
Total	$1,734,330	100.0	$2,512,710	100.0

SG&A mainly consist of administrative staff cost, depreciation of property, plant and equipment and right-of-use assets, property related expenses, legal and professional fees and other miscellaneous administrative expenses. Our SG&A was US$1,734,330 and US$2,512,710 for the years ended September 30, 2023 and 2022, respectively, or 27.7% and 38.9% of our total revenue for the corresponding years. The decrease was mainly due to the decrease in our administrative staff costs and legal and professional fee.

Expected credit losses

Our expected credit losses were US$77,946 and US$86,735 for the years ended September 30, 2023 and 2022, respectively.

A decrease in current expected credit losses by US$8,789 or 10.1%, for the year ended September 30, 2023, compared to the year ended September 30, 2022, was primarily attributable to the settlement of outstanding accounts receivable during the year ended September 30, 2023.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the years ended September 30, 2023 and 2022:

	2023		2022
	US$	%	US$	%
Government subsidies	$10,264	(32.0)	$95,704	331.2
Interest expense on lease liabilities	(42,034)	132.0	(66,811)	(231.2)
Total	$(31,770)	100.0	$28,893	100.0

Our other income (expense) was expense of US$31,770 and income of US$28,893 for the years ended September 30, 2023 and 2022, respectively.

A decrease in other income (expense) by US$60,663 or 210.0%, for the year ended September 30, 2023, compared to the year ended September 30, 2022, was primarily attributable to the decrease of US$85,440 of government subsidies from the Employment Support Scheme under Anti-Epidemic Fund, which represented the wage subsidy granted to our Group for the use of paying wages and Mandatory Provident Fund of regular employees. These government grants were designed to be relief measures in response to the COVID-19 pandemic and are non-recurring in nature.

Income Tax Expenses

The Company and our wholly owned subsidiary, Lore, were incorporated in the BVI. Pursuant to the current rules and regulations, the BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

Our indirectly wholly-owned subsidiary, ANPA (HK), is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,410), and 16.5% on any part of assessable profits over HK$2,000,000 (US$256,410). For the years ended September 30, 2023 and 2022, our Group had assessable profits in Hong Kong and a provision for paying the Hong Kong profits tax has been made accordingly.

We incurred income tax expenses of US$157,300 for the year ended September 30, 2023, compared to US$141,484 for the year ended September 30, 2022, an increase of US$15,816, or 11.2%, mainly due to the increase in profit before taxation. Our effective tax rate was approximately 16.3% for the year ended September 30, 2023 and approximately 14.8% for the year ended September 30, 2022. The lower effective tax rate for the year ended September 30, 2022 was due to more non-taxable government subsidies received by our Group during the year ended September 30, 2022.

Net profit

As a result of the foregoing, our net profit for the years ended September 30, 2023 and 2022 was US$806,296 and US$811,699, respectively.

Discussion of Certain Balance Sheet Items

	As of March 31, 2024	As of September 30,
		2023	2022
	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$
ASSETS
Current assets:
Cash	518,145	184,264	547,333
Accounts receivable, net	2,058,328	3,574,016	2,620,047
Contract assets	328,536	17,844	26,905
Prepayments and other current assets	—	328,764	63,686
Total current assets	2,905,009	4,104,888	3,257,971

Non-current assets:
Property and equipment, net	24,133	30,410	—
Operating lease right-of-use assets	1,272,150	334,619	1,048,733
Deferred initial public offering (“IPO”) costs	124,114	—	—
Deferred tax assets, net	238,046	207,484	363,876
Other non-current assets	257,870	23,882	257,016
TOTAL ASSETS	4,821,322	4,701,283	4,927,596

LIABILITIES
Current liabilities:
Accounts payable	238,179	598,443	367,527
Contract liabilities	20,085	113,374	258,182
Amount due to a related party	678,397	679,513	679,174
Operating lease liabilities, current	394,756	395,683	737,007
Accrued expenses and other current liabilities	1,060,625	1,194,595	1,592,193
Total current liabilities	2,392,042	2,981,608	3,634,083

Non-current liabilities:
Operating lease liabilities, non-current	862,496	—	382,543
Post-employment benefit obligations	9,202	9,195	9,553
TOTAL LIABILITIES	3,263,740	2,990,803	4,026,179

Cash

Our cash decreased from US$547,333 as of September 30, 2022 to US$184,264 as of September 30, 2023 and increased to US$518,145 as of March 31, 2024. The increase mainly resulted from settlement of outstanding accounts receivable during the six months ended March 31, 2024.

Accounts receivable, net

Our accounts receivable, net increased from US$2,620,047 as of September 30, 2022 to US$3,574,016 as of September 30, 2023 and then decreased to US$2,058,328 as of March 31, 2024, which was mainly due to settlement of outstanding accounts receivable during the six months ended March 31, 2024.

Contract assets

Our contract assets decreased from US$26,905 as of September 30, 2022 to US$17,844 as of September 30, 2023, due to the completion of certain projects that were billed as of September 30, 2023. Our contract assets increased from US$17,844 as of September 30, 2023 to US$328,536 as of March 31, 2024, mainly because our major Hong Kong listed clients are using December 31 as their financial year-end date. They are publishing their annual reports in April every year. The financial printing services of these projects are not completed as at March 31, 2024.

Deferred IPO costs

Our deferred costs are deferred IPO costs, mainly include professional fees paid in relation to our listing activities.

Operating lease right-of-use assets

Our operating lease right-of-use (“ROU”) assets decreased from US$1,048,733 as of September 30, 2022 to US$334,619 as of September 30, 2023 mainly attributable to the amortization of its office premises recognized for the Company’s use during the year ended September 30, 2023. Our operating lease ROU assets increased from US$334,619 as of September 30, 2023 to US$1,272,150 as of March 31, 2024 as a result of lease modification of its principal executive office during the six months ended March 31, 2024.

Accounts payable

Our accounts payable is mainly comprised of payables to subcontractors. Our accounts payable increased from US$367,527 as of September 30, 2022 to US$598,443 as of September 30, 2023 and then decreased to US$238,179 as of March 31, 2024, primarily due to the settlement of payables to subcontractors during the six months ended March 31, 2024.

Operating lease liabilities

As of September 30, 2022 and 2023, we had operating lease liabilities of US$1,119,550 and US$395,683, respectively. The decrease in our operating lease liabilities as of September 30, 2023 was mainly due to the repayment of lease payments during the year ended September 30, 2023. As of March 31, 2024, we had operating lease liabilities of US$1,257,252. The increase in our operating lease liabilities as of March 31, 2024 was mainly due to lease modification of its principal executive office during the six months ended March 31, 2024.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to finance our working capital needs, and fund our capital expenditures and the growth of our operations. Historically, we have met our working capital and other liquidity requirements primarily through our equity capital and cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

As of March 31, 2024, we had US$518,145 in cash. Our working capital requirements are influenced by the size of our operations, the progress of execution on our services, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of March 31, 2024, September 30, 2023 and 2022, we had no outstanding bank borrowings.

Cash flows

The following tables set forth a summary of our cash flows information for the periods/years indicated:

	For the years ended September 30,
	2023	2022
	US$	US$
Cash and cash equivalents at beginning of the year	$547,333	$584,870
Net cash used in operating activities	(330,703)	(24,234)
Net cash used in investing activities	(37,741)	—
Net cash provided by (used in) financing activities	339	(5,761)
Net decrease in cash and cash equivalents	(368,105)	(29,995)
Effect of foreign exchange rate changes	5,036	(7,542)
Cash and cash equivalents as at end of the year	$184,264	$547,333
	For the six months ended March 31,
	2024	2023
	US$	US$
Cash and cash equivalents at beginning of the period	$184,264	$547,333
Net cash provided by (used in) operating activities	458,315	(384,908)
Net cash used in investing activities	—	(26,149)
Net cash used in financing activities	(125,347)	(298)
Net increase (decrease) in cash and cash equivalents	332,968	(411,355)
Effect of foreign exchange rate changes	913	1,105
Cash and cash equivalents as at end of the period	$518,145	$137,083

Cash flows from operating activities

Cash provided by operating activities was US$458,315 for the six months ended March 31, 2024, mainly derived from (i) net loss of US$154,134 for the six months ended March 31, 2024; (ii) the decrease in accounts receivable, net by US$1,485,636; (iii) the increase in contract assets by US$310,692; and (iv) the increase in accounts payable by US$360,264.

Cash used in operating activities was US$330,703 for the year ended September 30, 2023, mainly derived from (i) net income of US$806,296 for the year ended September 30, 2023; (ii) the increase in accounts receivable, net by US$1,034,289; (iii) the increase in accounts payable by US$230,916; (iv) the decrease in contract liabilities by US$145,438; (v) the decrease in accrued expenses and other current liabilities by US$397,598; and (vi) the decrease in deferred income taxes by US$157,300.

Cash used in operating activities was US$24,234 for the year ended September 30, 2022, mainly derived from (i) net income of US$811,699 for the year ended September 30, 2022; (ii) the increase in accounts receivable, net by US$1,080,973; (iii) the decrease in accounts payable by US$172,498; (iv) increase in contract liabilities by US$212,485; and (v) the decrease in deferred income taxes by US$141,484.

Cash flows from investing activities

There was no cash from investing activities for the six months ended March 31, 2024 and the year ended September 30, 2022.

Cash used in investing activities was US$37,741 for the year ended September 30, 2023, mainly from purchase of property and equipment of US$37,741.

Cash flows from financing activities

Cash used in financing activities was US$125,347 for the six months ended March 31, 2024, which was mainly attributable to (i) payment of deferred offering cost of US$124,231; and (ii) advances to related parties amounted to US$1,116.

Cash provided by financing activities was US$339 for the year ended September 30, 2023, which was mainly attributable to repayment from related parties amounted to US$339.

Cash used in financing activities was US$5,761 for the year ended September 30, 2022, which was mainly attributable to advances to related parties of US$5,761.

Capital Expenditures

For the year ended September 30, 2023, we purchased property and equipment of US$37,741, mainly for use in our operations. We did not incur any capital expenditure for the six months ended March 31, 2024 and for the year ended September 30, 2022.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of March 31, 2024:

Contractual obligations	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	US$	US$	US$	US$	US$
Operating lease(1)	$1,374,468	$343,617	$1,030,851	$—	$—

____________

(1)      We lease offices which are classified as operating leases in accordance with Topic 842. As of March 31, 2024, our future lease payments totaled US$1,374,468.

Off-Balance Sheet Transactions

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the CFS, “Summary of Significant Accounting Policies”.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

For the credit risk related to accounts receivable and contract assets, we perform periodic credit evaluations of our customers’ financial condition and generally does not require collateral. We establish an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. Allowance for credit losses was US$984,429, US$953,215 and US$872,895 as at March 31, 2024, September 30, 2023 and 2022, respectively. Our management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. We seek to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the management.

Liquidity Risk

We are also exposed to liquidity risk, which is risk we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Based on the above considerations, management is of the opinion we have sufficient funds to meet our working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for its services, economic conditions, its operating results continuing to deteriorate and its shareholders unable to provide continued financial support.

We maintain sufficient cash and bank balances, and internally generated cash flows to finance the activities and management is satisfied that funds are available to finance the operations.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

INDUSTRY

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. This section contains information from an industry report commissioned by us and prepared by CIC, an independent research firm, to provide information regarding our industry and our market position in Hong Kong.

OVERVIEW OF THE FINANCIAL PRINTING SERVICES INDUSTRY

Definition of the financial printing services

Financial printing services are specialized services that cater to the documentation and communication needs of companies that are publicly listed or preparing to go public. These services are crucial for maintaining transparency, compliance, and effective communication with shareholders and the broader investment community. The financial printing services are typically for the production of documents and publications including:

1)      Financial reports.    These include annual reports, quarterly reports, and other periodic financial statements that disclose a company’s financial status and performance over a specific fiscal period. These reports are essential for providing stakeholders with detailed financial information and ensuring compliance with regulatory requirements.

2)      Prospectuses.    These documents are prepared by companies planning to go public. An IPO prospectus contains detailed information about the company’s business model, financial performance, risk factors, and other essential data to help potential investors make informed decisions.

3)      Other compliance documents.    This category includes a variety of documents required for regulatory compliance and shareholder communication, including announcements, notices, circulars, ESG reports, and other regulatory filings.

The financial printing services industry is integral to the global equity markets. Accurate and timely financial documentation is essential for companies to comply with international regulations, attract investors, and maintain market confidence. As equity markets become more interconnected, the demand for high-quality, compliant financial printing services continues to grow, reflecting the industry’s critical role in supporting transparency and communication within the global equity ecosystem.

Overview of the global equity market

The market capitalization of the global equity market

The market capitalization of the global equity market exhibited a consistent upward trajectory, from USD76.3 trillion as of December 31, 2018 to USD123.3 trillion as of December 31, 2021. 2022 saw a temporary drop in the global market capitalization, given a tightening of the global economy. In 2023, with the conclusion of the COVID-19 pandemic and its diminishing impact, global equity markets began to recover, as evidenced by the growth in the market capitalization of the global equity market reaching USD119.0 trillion as of December 31, 2023.

In terms of market capitalization, Asia-Pacific (“APAC”) is the second-largest region globally as of December 31, 2023, trailing behind Europe-Africa-Middle East (“EMEA”). APAC demonstrates robust growth and competitiveness within the global financial landscape. The region’s exchanges are pivotal hubs for diverse economies covering markets like Hong Kong and Mainland China. APAC’s significant market capitalization underscores its growing influence and the increasing investment opportunities it offers, positioning it as a key player in the global financial markets alongside the Americas (“AMAS”) region. APAC’s market capitalization was USD38.9 trillion as of December 31, 2023 from USD26.4 trillion as of December 31, 2018, indicating a Compounded Annual Growth Rate (“CAGR”) of 8.1% in the period.

Number of listed companies worldwide

The number of listed companies worldwide saw a decrease from 62,959 as of December 31, 2018 to 61,881 as of December 31, 2023, reflecting a CAGR of -0.3%. The stability in the number of publicly listed companies worldwide from 2018 to 2023 suggests a mature and balanced global equity market.

From 2018 to 2023, the APAC region has the largest number of listed companies, arriving at 37,746 as of December 31, 2023, exceeding other regions and indicating it has an active and strong financial equity market. Hong Kong and Mainland China are leading the APAC region in the number of publicly listed companies, while Mainland China’s rapid industrialization and urbanization have fostered a favorable environment for businesses seeking capital through public listings. Hong Kong, benefiting from this economic momentum, attracts numerous companies due to its status as a global financial hub. Besides, Hong Kong’s advanced financial infrastructure, transparent regulatory framework, and well-established market practices make it an attractive listing destination for most companies in the APAC region.

Overview of the major stock exchanges

Between 2018 and 2023, the market capitalizations of major stock exchanges have shown steady growth, and they usually represent the most influential and prestigious financial markets in their respective regions. Leading the pack are the New York Stock Exchange and the NASDAQ. The New York Stock Exchange leads globally with a market capitalization of USD25,565 billion as of December 31, 2023, followed by NASDAQ, whose market capitalization of USD23,415 billion as of December 31, 2023. Notably, the NASDAQ and major Chinese exchanges, such as the Shanghai Stock Exchange and the Shenzhen Stock Exchange, have experienced particularly rapid growth between 2018 and 2023, with the CAGR exceeding 10%.

Market capitalization of major stock exchanges, 2018 – 2023

USD billion

Major stock exchanges	2018	2019	2020	2021	2022	2023	CAGR (2018 –2023)
New York Stock Exchange	20,679	21,084	22,509	23,991	24,060	25,565	4.3%
NASDAQ	9,757	13,002	19,060	24,557	16,238	23,415	19.1%
Shanghai Stock Exchange	3,919	5,106	6,976	8,155	6,724	6,525	10.7%
Japan Exchange Group	5,297	6,191	6,718	6,544	5,380	6,149	3.0%
Shenzhen Stock Exchange	2,405	3,410	5,238	6,220	4,701	4,367	12.7%
Australian Securities Exchange	1,263	1,488	1,721	1,887	1,679	1,789	7.2%
Singapore Exchange	687	697	653	663	619	608	-2.4%
National Equities Exchange and Quotations	428	421	407	358	304	310	-6.3%
Luxembourg Stock Exchange	49	44	52	61	51	54	1.7%

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Source: Stock exchanges worldwide, CIC report

The National Equities Exchange and Quotations is the world’s largest stock exchange by the number of listed companies, primarily serving China’s small and medium-sized enterprises. Shanghai Stock Exchange and the Shenzhen Stock Exchange, the other two major stock exchanges in China, have experienced an upward trend, with a CAGR of 9.3% and 5.9% from 2018 to 2023, respectively, driven by China’s rapid economic expansion.

Number of listed companies of major stock exchanges, 2018 – 2023

Unit

Major stock exchanges	2018	2019	2020	2021	2022	2023	CAGR (2018 – 2023)
New York Stock Exchange	2,285	2,165	2,229	2,496	2,405	2,272	-0.1%
NASDAQ	2,651	2,712	2,933	3,678	3,688	3,432	5.3%
Shanghai Stock Exchange	1,450	1,572	1,800	2,037	2,174	2,263	9.3%
Japan Exchange Group	3,657	3,708	3,758	3,824	3,871	3,935	1.5%
Shenzhen Stock Exchange	2,134	2,205	2,354	2,578	2,743	2,844	5.9%
Australian Securities Exchange	2,146	2,092	2,049	2,136	2,135	2,061	-0.8%
Singapore Exchange	741	723	696	673	651	632	-3.1%
National Equities Exchange and Quotations	10,691	8,953	8,187	7,014	6,580	6,241	-10.2%
Luxembourg Stock Exchange	162	149	144	130	127	119	-6.0%

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Source: Stock exchanges worldwide, CIC report

Overview of Hong Kong’s financial printing services industry

The financial printing services market in Hong Kong is closely intertwined with the dynamics of Hong Kong’s equity market. As companies navigate regulatory obligations and engage with investors, the demand for financial printing services remains pivotal. This integral relationship represents the critical role of the financial printing services in upholding the transparency and operational efficiency of Hong Kong’s vibrant financial landscape.

The market capitalization of Hong Kong’s equity market

The market capitalization of Hong Kong’s equity market peaked in 2020, reaching USD6,130.4 billion as of December 31, 2020. In 2020, some equity markets were severely impacted by the COVID-19 pandemic, while Hong Kong’s equity market achieved a remarkable 25.1% increase in market capitalization, compared to 2019. The peak in 2020 reflects the exceptional performance and resilience of Hong Kong’s equity market during a period of global economic uncertainty. This achievement showcases the Hong Kong Exchanges and Clearing’s ability to attract significant capital inflows and support high-profile listings even amidst challenging market conditions.

The post-2020 period has seen the Hong Kong Exchanges and Clearing implementing strategic adaptations and innovations to enhance its market offerings. This includes initiatives aimed at improving market infrastructure, expanding product offerings, and increasing connectivity with mainland Chinese markets, ensuring long-term growth and competitiveness. Overall, Hong Kong’s equity market remains a critical platform for capital raising in the APAC region.

Number of listed companies in Hong Kong’s equity market

A consistent annual increase in the number of companies listed on the Hong Kong Exchanges and Clearing is recorded from 2,315 as of December 31, 2018 to 2,609 as of December 31, 2023, with a CAGR of 2.4% during the period. As one of the most prestigious equity markets in the world, Hong Kong Exchanges and Clearing continues to attract outstanding companies from around the world, especially those companies in APAC regions, as their preferred listing platform.

Competitive advantages of Hong Kong’s equity market

In number of listed companies, Hong Kong Exchanges and Clearing was the fifth largest exchange in the APAC region, with the figure reaching 2,609 as of December 31, 2023. The listing volume on the Hong Kong Exchanges and Clearing is expected to rise significantly, further solidifying Hong Kong’s status as a premier financial hub, given that a substantial number of enterprises in Mainland China are exploring listing opportunities in Hong Kong due to the increasingly rigorous standards set by the CSRC for mainland IPOs. Meanwhile, 2023 was a year of efficiency and engagement for the Hong Kong Exchanges and Clearing, marked by several significant milestones, including adding a new Listing Chapter 18C to allow specialist technology companies to seek listing in Hong Kong, conducting various reforms to enhance the overall attractiveness of Hong Kong’s listing framework. These measures enable Hong Kong Exchanges and Clearing to enhance its global influence and further strengthen its position in the APAC equity market.

Top 5 stock exchanges, in number of listed companies, APAC, as of December 31, 2023

Ranking	Major stock exchanges	Listed companies (unit)	Market share
1	National Equities Exchange and Quotations	6,241	16.5%
2	Bombay Securities Exchange India Limited	5,309	14.1%
3	Japan Exchange Group	3,935	10.4%
4	Shenzhen Stock Exchange	2,844	7.5%
5	Hong Kong Exchanges and Clearing	2,609	6.9%

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Source: Stock exchanges worldwide, CIC report

Market drivers of Hong Kong’s financial printing services market

Enhanced service maturity.    Hong Kong boasts a longstanding reputation for excellence in financial printing services, driven by increasingly advanced technology, highly skilled labor, and a progressively mature value chain. The financial printing services industry leverages more cutting-edge technology to ensure high-quality output, utilizing state-of-the-art printing presses, digital solutions, and sophisticated software for layout and design. A highly skilled workforce proficient in printing, design, and documentation enables efficient production of detailed and precise financial documents. Hong Kong benefits from reliable supply chains for paper and ink, efficient logistics networks ensuring timely delivery, and advanced facilities capable of handling large-scale printing projects.

Growing consideration from mainland Chinese companies in Hong Kong’s equity market.    Hong Kong serves as a gateway between Mainland China and the global financial markets. Companies can access a diverse pool of international investors when successfully being listed on the Hong Kong Exchanges and Clearing, enhancing capital-raising capabilities and expanding their global presence. With the extensive documentation required during the IPO process, Hong Kong’s financial printing services market is poised for significant growth.

Consistent demand from listed companies.    There is increasing demand for financial printing services among listed companies on the Hong Kong Exchanges and Clearing due to public disclosure requirements across more frequent business activities. These companies engage in major transactions, substantial acquisitions, corporate restructurings, and other activities that require meticulous documentation. Regulatory filings, including annual and interim reports, necessitate precise and timely production to comply with standards.

Rising stringency in disclosure requirements.    Increasingly complex disclosure standards drive demand for specialized expertise in financial printing services. For example, the Hong Kong Stock Exchanges and Clearing revised its listing rules in April 2024, mandating disclosure of climate-related information from January 2025 following the International Sustainability Standards Board (“ISSB”) adoption guide. This move aims to enhance transparency and accountability regarding climate risks, boosting demand for specialized financial printing services capable of handling intricate disclosure formats.

COMPETITIVE LANDSCAPE OF HONG KONG FINANCIAL PRINTING SERVICES INDUSTRY

Ranking of Hong Kong’s financial printing services market

In Hong Kong, the financial printing services market is characterized by intense competition, with less than 50 active market participants. Some are international established companies that offer comprehensive printing services, including design, typesetting and printing, leveraging extensive market experience and substantial resources. Others are local firms, benefiting from deep local market knowledge, flexible pricing strategies, and rapid response capabilities.

Amidst intensified market competition, leading financial printing services providers are prioritizing closer customer relationships, by deeply understanding client needs and challenges, and increasingly focusing on offering comprehensive one-stop solutions. These integrated service packages cover investor relations needs from pre-listing to post-listing stages, aiming to provide seamless support and service experience for clients. The Company has invested significant efforts in cultivating close customer relationships. As of December 31, 2023, the Company served 176 listed companies, achieving a customer retention rate of 72.0% from 2022 to 2023, which significantly exceeds the industry average, according to CIC. The Company was the fourth largest company in Hong Kong’s financial printing services market in terms of the number of listed companies served in 2023.

Ranking of Hong Kong’s financial printing services market, in terms of the number of listed companies served, 2023

Ranking	Market participants	Number of listed companies served
1	Company A	300
2	Company B	208
3	Company C	200
4	The Company	176
5	Company D	170

Source: CIC report

Note:

Company A:    a Japanese company that offers comprehensive printing services, headquartered in Tokyo and listed on the Tokyo Stock Exchange, established in 1900.

Company B:    a Hong Kong financial printing services provider, headquartered in Hong Kong, established in 2000.

Company C:    a Hong Kong company that provides printing and content management services, listed on the Hong Kong Exchanges and Clearing, headquartered in Hong Kong, established in 2000.

Company D:    a Hong Kong financial printing services provider listed on the Hong Kong Exchanges and Clearing, headquartered in Hong Kong, established in 2010.

Entry barriers of the Hong Kong financial printing services market

Technological and security standards.    Industry standards mandate that service providers employ advanced printing technologies and robust security measures to ensure print quality and safeguard client data. This includes using internationally certified printing equipment, data encryption technologies, and stringent information security management systems.

Reputable brand standing.    Cultivating trust and credibility among clients is essential to the market entrants. A proven track record of delivering high-quality services is crucial. Building and maintaining a sterling reputation requires consistent adherence to meticulous attention to detail and a proactive approach to client satisfaction. This reputation serves as a cornerstone for attracting and retaining clientele.

Regulatory compliance.    Adherence to regulatory requirements, including legal standards for content accuracy, and environmental sustainability, is non-negotiable. Financial printing services providers must stay updated with evolving regulatory landscapes and implement compliance measures to mitigate risks and ensure ethical business practices.

Capitalization requirements.    Entry into the financial printing services industry demands significant initial capitalization. Considerable investments are essential for procuring or leasing state-of-the-art printing equipment, sophisticated software solutions, operational facilities, and essential raw materials. These substantial upfront expenditures represent a formidable financial barrier to entry, posing barriers for new entrants seeking to establish a foothold in the market.

REGULATIONS

Our business operations are conducted in Hong Kong and are primarily subject to Hong Kong laws and regulations.

This section summarizes the most significant rules and regulations that affect our business activities.

Business Registration

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 ($640) and imprisonment for one year.

Taxation

Inland Revenue Ordinance

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. As at the Latest Practicable Date, the standard profits tax rate for corporations is at 8.25% on assessable profits up to HK$2,000,000 ($256,410) and 16.5% on any part of assessable profits over HK$2,000,000. The IRO also contains provisions relating to, among others, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 (approximately $1) is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Employment

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The EO provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who wilfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 ($44,900) and to imprisonment for three years.

Further, the EO provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who wilfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000 ($1,280).

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”) provides that every employer must take all practicable steps to ensure that each employee is covered under a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer must, for each contribution period, (a) from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO; and (b) deduct from the employee’s relevant income for that period as a contribution by the employee to that scheme the amount determined in accordance with the MPFSO.

The amount to be contributed and/or deducted by an employer for a contribution period is in the case of a casual employee who is a member of an industry scheme, an amount determined by reference to a scale specified in an order made in accordance with the MPFSO.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees respectively in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Under the ECO, an employer must notify the Commissioner for Labour of any work accident by submitting the prescribed form (within fourteen days after the accident for general work accidents and within seven days after the accident for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or fourteen days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, fourteen days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

The ECO further provides that all employers are required to take out insurance policies to cover their liabilities under the ECO and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 ($13,000) and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

Minimum Wage Ordinance

The prescribed minimum hourly wage rate (currently set at HK$40 ($5) per hour) for every employee is govern by the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”). Section 15 of the MWO provides that any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Independent contractors

Under the Hong Kong laws, a worker may be categorised as either an independent contractor or an employee. There are several important factors to distinguish an employee from an independent contractor, among others, (i) control over work procedures, working time and method; (ii) ownership and provision of work equipment, tools and materials; and (iii) whether the person is free to hire helpers to assist in the work. A company is generally not liable to take up employer’s obligations under the EO, the ECO, the MWO and the MPFSO in respect of its independent contractors.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”) provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Under the OSHO, every employer must, as far as reasonably practicable, ensure the safety and health at work for all employees by:

(a)     providing and maintaining plant and systems of work that are safe and without risks to health;

(b)    making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances as regards any workplace under the employer’s control;

(c)     providing all necessary information, instructions, training and supervision to the employee to ensure the safety and health at work;

(d)    providing and maintaining means of access to and egress from the workplace that are safe and without any risks to health; and

(e)     providing and maintaining a working environment for the employees that is safe and without risks to health.

An employer who fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 ($385,000) or on conviction on indictment to a fine of HK$10,000,000 ($1,282,000). An employer who intentionally knowingly or recklessly fails to comply with any of the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 ($385,000) and to imprisonment for 6 months or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for 2 years.

The Commissioner for Labor may by virtue of section 9(1) of the OSHO issue an improvement notice against non-compliance of the OSHO. The Commissioner for Labor may also by virtue of section 10(1) of the OSHO issue a suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. An employer who fails to comply with an improvement notice without reasonable excuse commits an offence punishable by a fine of HK$400,000 ($51,200) and imprisonment for 12 months. An employer who contravenes a suspension notice without reasonable excuse commits an offence punishable by a fine of HK$1,000,000 ($128,000) and imprisonment for 12 months.

Personal data

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) protects the privacy interests of living individuals in relation to personal data. The ordinance covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. There are six principles under the PDPO, which set out the principles in respect of the purpose and manner of collection of data, the accuracy and duration of retention of data, the use of personal data, the security of personal data, the information to be generally available and the access to personal data. In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects, personal data should be used for the purposes for which they were collected or a directly related purpose. The Office of the Privacy Commissioner for Personal Data is the governing body to promote, administer and oversee the enforcement of the PDPO. It has the power to carry out inspections of any personal data systems, to receive complaints from individuals and to investigate data users in respect of the complaints filed. Contravention with the PDPO may entitle the Privacy Commissioner for Personal Data to issue a written enforcement notice directing such Data User to remedy and prevent recurrence of contravention. Contravention with the above enforcement notice issued by the Privacy Commissioner for Personal Data is an offence and the offender is liable to a maximum fine of HK$50,000 ($6,400) and imprisonment for 2 years, with a daily penalty of HK$1,000 ($130). Subsequent convictions can result in a maximum fine of HK$100,000 ($13,000) and imprisonment for 2 years, with a daily penalty of HK$2,000 ($260).

Data Protection Act, 2021 of the BVI

BVI Data Protection Laws

We have certain data protection duties under the BVI Data Protection Act, 2021 (the “DPA”).

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment you will be required to provide us with certain personal information which constitutes personal data within the meaning of the DPA.

Investor Data

We will collect, process, use, disclose, retain and secure personal data only to the extent necessary and for lawful purposes to the extent legitimately required to conduct our activities of on an ongoing basis, in order to protect the vital interests of shareholders, as data subjects, for the administration of justice or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory, tax and governmental authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the BVI or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the BVI shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

You have the right to request access to, and correction of, your personal data which we hold which can be exercised by contacting the Company as set out below.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at http://www.anpa.com.hk/ or through phone number +852 3152 1600.

Intellectual Property

Copyright Ordinance

The Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) protects recognized categories of literary, dramatic, musical and artistic work, as well as sound recordings, films, broadcasts and cable programs, and typographical arrangement of published editions. Certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner would constitute “primary infringement” of copyright which does not require knowledge of infringement.

According to the Copyright Ordinance, a person may incur civil liability for “second infringement” if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. Nevertheless, the person will only be liable if, at the time he committed the act he knew or had reason to believe that he was dealing with infringing copies. Section 31 of the Copyright Ordinance provides that the copyright in a work is infringed by a person, who, without the licence of the copyright owner, amongst others, possesses for the purpose of or in the course of any trade or business or sells or lets for hire, or offers or exposes for sale or hire a copy of a work which his, and which he knows or had reason to believe to be, an infringing copy of the work.

The Copyright Ordinance also imposes criminal liability under section 118 which provides that a person commits an offence if he, without the consent of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possesses an infringing copy of the work with a view to its being, among other, sold or let for hire by any person for the purpose of or in the course of that trade or business. Section 119A of the Copyright Ordinance provides that when a person, for the purpose of or in the course of a copying service business, possesses a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work. Among other defences, the Copyright Ordinance provides that it is a defence for the person charged to prove that he did not know and had no reason to believe that the copy of a copyright work in question was an infringing copy of the copyright work.

The Copyright Ordinance further provides that any person who contravenes Section 118 or 119A of the Copyright Ordinance shall be guilty of an offence and shall be liable to a fine of HK$50,000 and to imprisonment for 4 years.

Trade Marks Ordinance

The Trade Marks Ordinance (Chapter 559 of the laws of Hong Kong) provides for the registration, use and protection of trademarks. Under section 18 of the Trade Marks Ordinance, it is provided that a person infringes a registered trademark if the person uses in the course of trade or business a sign which is:

(a)     identical to the trademark in relation to goods or services which are identical to those for which it is registered;

(b)    identical to the trademark in relation to goods or services which are similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public;

(c)     similar to the trademark in relation to goods or services which are identical or similar to those for which it is registered; and the use of the sign in relation to those goods or services is likely to cause confusion on the part of the public; or

(d)    identical or similar mark in relation to goods or services which are not identical or similar to those for which the trademark is registered; the trademark is entitled to protection under the Paris Convention as a well-known trademark; and the use of the sign, being without due cause, takes unfair advantage of, or is detrimental to, the distinctive character or repute of a trademark.

A person shall be treated as a party to any use of the material which infringes the registered trademark if he:

(a)     applies or causes to be applied a registered trademark or a sign similar to a registered trademark to material which is intended to be used for labelling or packaging goods; as a business paper; or for advertising goods or services; and

(b)    at the time the trademark or sign was applied to the material, he knew or had reason to believe that its application to the material was not authorized by the owner of the registered trademark or by a licensee.

Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong unless they are also registered under the Trade Marks Ordinance. Nevertheless, trademarks which are not registered under the Trade Marks Ordinance may still obtain protection by the common law action of passing off, which requires proof of the owner’s reputation in the unregistered trademark and that use of the trademark by third parties will cause damages to the owner.

Occupiers Liability

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the laws of Hong Kong) regulated the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the premises. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take reasonable care of the premises in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Competition

Competition Ordinance

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

BUSINESS

Our mission

Our mission is to become a world-renowned financial printing and corporate services provider and offer customers around the globe with unparalleled user experience.

Overview

Founded in 2016, we are a financial printing and corporate services provider which specializes in designing and printing high quality financial print materials in Hong Kong. Our service portfolio covers a myriad of deliverables, mainly including listing documents, financial reports, fund documents, circulars and announcements. We offer to our customers a wide range of convenient and quality financial printing services, from typesetting, proofreading, translation, design and printing. In addition, we also offered advisory services which could cater for our customers’ different requirements, such as conducting internal control assessment and environmental, social and governance (“ESG”) performance evaluation as well as other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences.

Our portfolio of customers includes a diverse range of domestic and international companies listed on the Stock Exchange of Hong Kong (the “HK Stock Exchange”). These entities are required to comply with the stringent filing and reporting mandates as set out under The Rules Governing the Listing of Securities on the HK Stock Exchange, the GEM Listing Rules on the HK Stock Exchange (collectively known as the “HK Listing Rules”), and the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong, the “HKSFO”). In addition, we provide services to companies that are preparing for their initial listing on the HK Stock Exchange.

Our customers must adhere to the reporting obligations stipulated by the HK Stock Exchange, which involves using the e-Submission system (ESS) for their filings. This system requires precise and timely disclosures, all of which must be formatted according to the specific guidelines laid down by the HK Stock Exchange. Our expertise in financial printing services is instrumental in helping customers prepare these essential documents and disclosures in compliance with the ESS requirements. Our team is highly skilled and experienced in managing this process efficiently alongside listed companies. Our financial printing services go a step further by enabling our customers to present their disclosures in a manner that reflects their corporate ethos and branding, thereby enhancing the clarity and impact of their communications.

Our listed corporate customers may be subject to various evaluation obligations, including to evaluate its compliance of the Corporate Governance Code and Environmental, Social and Governance Reporting Guide under the HK Listing Rules and the adequacy and effectiveness of internal control system and risk management. As part of our corporate services, we assist our customers to conduct the requisite assessment and evaluation and provide our evaluation reports to them.

Furthermore, our services extend beyond basic compliance. We offer strategic advice to optimize the reporting process, ensuring that our customers not only meet regulatory requirements but also convey their financial narratives compellingly. Our local teams are dedicated to providing exceptional service, setting benchmarks for reliability and convenience in the financial printing services industry. We pride ourselves on our ability to deliver tailored solutions that cater to the unique needs of each client, ensuring their corporate disclosures are both accurate and visually appealing.

Our revenue decreased from approximately US$6.5 million for the year ended September 30, 2022 to approximately US$6.3 million for the year ended September 30, 2023, a decrease of 3.1%; while our profit before tax increased from US$953,183 to US$963,596 in the corresponding periods, an increase of 1.1%. Our revenue decreased from US$1.9 million for the six months ended March 31, 2023 to US$1.8 million for the six months ended March 31, 2024; while our loss before tax decreased from US$268,604 to US$184,592 in the corresponding periods.

According to the Industry Report, in terms of the number of listed companies, Hong Kong Exchanges and Clearing was the fifth-largest exchange in the APAC region, with 2,609 listed companies in 2023. Meanwhile, we ranked as the fourth-largest provider of financial printing services in Hong Kong based on the number of listed companies served in 2023, according to CIC.

Our competitive strengths

Experienced and capable management team

Mr. Ka Wo, NG, our Chairman of BOD, has more than 8 years of experience in the financial printing services industry in Hong Kong. Mr. Tsz Keung, CHAN, our Chief Executive Officer, has more than 8 years of experience in the financial printing services industry in Hong Kong and more than 10 years of experience in the related fields of business development and management. Mr. NG and Mr. CHAN both play a vital role in overseeing the overall business, strategic development and major decision making within our Group. Our management team is further bolstered by individuals with extensive expertise in the financial printing services industry. We believe that under the leadership of our executive director and senior management, we are well-positioned to maintain competitiveness and capture market opportunities.

Wide range of convenient and quality financial printing and corporate services

We offer an extensive range of financial printing and corporate services designed to meet the diverse demands and requirements of our customers. Our services encompass typesetting, proofreading, translation, design, and printing, ensuring comprehensive support for all stages of document preparation. Beyond these essential services, we offer advisory services such as conducting internal control assessment and ESG performance evaluation as well as providing other services including provision of co-working space at our leased office located at Portion 2, 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong, for our customers mainly to conduct meetings and conferences. These services are all tailored to cater to the unique needs of our customers, facilitating seamless collaboration and productivity.

Our commitment to excellence is reflected in the rigorous quality control and inspection measures we implemented throughout our production process. These multiple checkpoints ensure that every document we produce meets the highest standards of accuracy and professionalism. By integrating advanced technologies and meticulous attention to detail, we guarantee that our financial printing and corporate services consistently deliver exceptional quality, reliability, and precision.

Furthermore, our team of experienced professionals is dedicated to providing personalized service, working closely with customers to understand their specific requirements and deliver solutions that exceed their expectations. Whether handling complex regulatory filings, shareholder communications, or corporate reports, we strive to enhance the impact and effectiveness of every document we produce.

In-house creative and design team

Our in-house creative and design team possesses outstanding creativity and executional capabilities. Tailored to each customer’s specific needs, we have the expertise to transform the branding and strategic messaging of our clients into a wide range of design features, layouts, and formats and subsequently interpret and integrate them into our customized and finely crafted deliverables, ensuring a unique and impactful presentation every time. We firmly believe that our in-house creative and design team plays a crucial role in enhancing the quality of our deliverables, optimizing production lead times, and efficiently managing resources. Their innovative approach and meticulous attention to detail ensure that we consistently produce high-quality, visually appealing materials that exceed our customers’ expectations. By leveraging their talents, we are able to deliver customized solutions that not only meet but surpass the diverse demands of our customers, setting a new standard for excellence in our industry.

Large customer base

Leveraging our industry reputation and proactive customer relationship management, we have successfully established a broad and diverse customer base. For the six months ended March 31, 2024 and the years ended September 31, 2023 and 2022, we provided services to over 130, 160 and 160 customers listed on the HK Stock Exchange, respectively. This achievement is largely attributed to the extensive business network and dedicated efforts of our management and sales teams. Their strategic initiatives and commitment to excellence have enabled us to forge strong, lasting relationships with our customers, ensuring sustained growth and a robust market presence. Through their expertise and connections, we continue to attract and retain prestigious customers, reinforcing our position as a trusted leader in the industry.

Growth strategies

Incorporate generative AI features into our service modules

While we currently rely on traditional information technology in generating our deliverables, we recognize the transformative potential of generative AI in revolutionizing the way we deliver our services. We will be utilizing generative AI technologies, such as advanced natural language processing (NLP) and machine learning algorithms to generate text, data, and creative content based on existing information. Within our services, generative AI technologies will be deployed to enhance operational efficiency, improve accuracy, and support compliance functions by automating and optimizing tasks such as content generation, proofreading, error detection, and regulatory compliance checks. For instance, we intend to deploy AI-powered tools to automate the drafting and formatting of our deliverables, including prospectuses, annual reports, and regulatory filings. This will significantly reduce the time and effort required to prepare these documents, ensuring faster turnaround times for our customers. Generative AI will enable us to provide highly personalized content tailored to the specific needs and preferences of our customers. By analyzing historical data and client feedback, our AI systems will generate content that aligns with each client’s unique requirements. We plan to employ AI algorithms to detect and correct errors in our deliverables with high precision, this includes cross-referencing data for precision, which will reduce human error, enhance review speed, and allow our team to focus on more nuanced aspects of client documents. We also plan to use AI-driven processes to automate certain routine and repetitive tasks, such as data entry, proofreading, and document assembly. This will free up our staff to focus on more strategic and value-added activities, improving productivity and reducing operational costs. While our clients remain ultimately responsible for the substantive content of their regulatory filings, we aim to enhance the precision and accuracy of such filings with the use of generative AI technologies.

We plan to incorporate generative AI technologies in our business module through procurement from third-party information technologies vendors in or around mid-2025 and we expect the procurement costs would be approximately US$[1.35] million in this regard.

Expand our global market presence

According to the Industry Report, whilst the market capitalization of the equity market in Hong Kong continues to drop, from $6.1 trillion in 2020 to $3.9 trillion in 2023, the market capitalization of the equity markets in the U.S. (New York Stock Exchange and NASDAQ) continues to rise, from $41.57 trillion in 2020 to $48.97 trillion in 2023. In light of this trend, we expect that the demand for financial communications services will be soaring in the U.S. We plan to capitalize on the growth of the U.S. equity markets by expanding our business into the U.S., such as providing services to assist customers to prepare Exchange Act filings that are compatible with the SEC’s EDGAR system, and to prepare tagged files in the SEC-mandated XBRL format. We will tailor our products and services to fit into the U.S. equity markets and to conform with its regulatory requirements and electronic documentation. Given our established operation history, in-depth industry knowledge and strong client base, we developed expertise in navigating the regulatory frameworks governing securities and financial transactions in Hong Kong. This expertise would position us to effectively manage SEC submissions and filings, which demand strict timeliness and precise documentation. We believe we are well-positioned to cope with such expansion and to meet industry and client demands. Currently, we do not have any business presence in the U.S. To this end, we plan to set up new branches and offices in the U.S. and to recruit suitable and appropriate staff to support our expansion. We anticipate the costs for recruiting and maintain additional staff to be approximately US$0.9 million in this regard. We will also continue to explore potential opportunities in collaborating with industry participants and our service providers and fully utilize their resources and operational expertise to realize synergies. However, as we expand internationally from Hong Kong into new regions, we will likely need to comply with new requirements to compete effectively. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions or subject us to sanctions regulators, all of which could harm our business, financial condition and results of operations. Additionally, although we endeavor to have our services comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments, or our internal practices.

As at the date of this prospectus, we do not have an exact timeframe for our expansion plan in the U.S.

Expand our service offering and broaden our market reach

We aim to selectively form additional strategic alliances with other industry players, including e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers, to expand our service offerings and broaden our market reach. By pursuing selective strategic investments, relationships, and acquisition opportunities, we seek to strengthen our market position and enhance our service capabilities. These strategic initiatives include forming alliances with key industry players and technology providers to leverage external expertise and access new markets. We are focused on identifying and pursuing acquisition opportunities that complement our existing capabilities and expand our industry presence. Although we have not yet identified specific targets for acquisitions, we aim to selectively identify suitable targets, such as e-delivery companies, traditional financial printers, electronic filing service providers, translations and language solution companies, media and interactive communications providers. Through these strategic investments, relationships, and acquisitions, we will continue to work with domestic and international business partners to grow our global coverage and broaden our service offerings in international markets. Our proactive approach reflects our dedication to growth and excellence in the financial printing services industry, ensuring that we remain at the forefront of innovation and deliver unparalleled value to our customers.

Our services

Our clientele mainly encompasses companies listed on the HK Stock Exchange and companies that are preparing for their initial listing on the HK Stock Exchange.

Services for customers already listed on the HK Stock Exchange

Our services for companies already listed on the HK Stock Exchange comprise financial printing, publication, distribution of financial communication materials, and corporate reporting services. Our services encompass a full spectrum of tasks, including typesetting financial communication materials, designing covers, layouts, and artwork, translation, uploading, printing, publishing, and distribution. Typical materials include announcements, quarterly and annual reports, circulars, and proxy forms. As part of our corporate services, we assist our customers to conduct internal control assessment and ESG performance evaluation. All our services are tailored to meet the unique needs of our listed corporate customers

Our deliverables can be delivered in both printed and electronic formats. Electronic financial communication materials are meticulously prepared to meet the specifications set by the HK Stock Exchange and are published through the ESS system managed by the HK Stock Exchange. Additionally, we offer corporate reporting services, which involve the filing and submission of various corporate reporting forms to the HK Stock Exchange via the ESS system. These forms, while not intended for public circulation, are crucial for maintaining regulatory compliance.

Services for customers preparing for their IPO on the HK Stock Exchange

Our IPO financial printing services are tailored for both domestic and international companies aiming to list on the HK Stock Exchange. These services include comprehensive typesetting, designing the cover, layout, and artwork of the IPO prospectus, translation, uploading, printing, publishing, and distribution, all in accordance with the specific instructions of our clients. We ensure that every IPO prospectus we produce is not only compliant with regulatory standards but also reflects the unique brand identity of each client, thereby enhancing their market debut.

Sales and marketing

Our ability to maintain strong, enduring relationships with our clients — comprised mainly of domestic and international companies listed on the HK Stock Exchange — has been a cornerstone of our success. This stability is a direct result of our longstanding commitment to delivering high-quality financial communication solutions. Our management team believes that our history of efficiency and reliability has engendered a deep sense of trust and loyalty among our clients.

Customer loyalty is treasured by us. Our customer care services play a crucial role in cultivating close connections with our clients, ensuring they feel valued and understood. This dedication to customer satisfaction not only keeps our clients coming back but also inspires them to recommend our services to others, helping us to expand our reach through positive word-of-mouth.

While we place a high value on nurturing our existing client relationships, we are equally focused on growth and diversification. To this end, we actively seek out new business opportunities with companies that have not yet experienced our services. Our targeted sales and marketing initiatives are designed to introduce our expertise to a broader audience, thereby enhancing our sales performance and building a more diverse client portfolio.

Our sales representatives play a pivotal role in our business strategy, managing customer relationships with the utmost professionalism and spearheading marketing initiatives to promote our business. They are dedicated to understanding and addressing the unique needs of each customer, ensuring personalized service and fostering long-term partnerships. Through their efforts, we continuously enhance our market presence and build strong, trust-based relationships with our customers.

From time to time, we organize events and networking opportunities that bring together our current clients, prospective customers, and their professional advisors. These gatherings are an excellent platform for relationship building, allowing us to demonstrate our commitment to excellence and to forge new connections in a collaborative setting.

Additionally, we operate and maintain our website, anpa.com.hk, which serves as a dynamic and informative platform showcasing our Group’s background, range of services, and latest developments. This website is not only a repository of information but also a critical tool for our online marketing efforts. By leveraging online marketing, we expand our market coverage, attract new customers, and strengthen our commercial presence in Hong Kong. The strategic use of our website allows us to reach a broader audience, engage with potential clients, and promote our brand effectively in an increasingly digital world.

Operation

Our business operation mainly consists of three stages, namely, quotation phase, production phase and printing and distribution phase.

Quotation phase

During the quotation phase, our team carefully reviews all customer requirements and project details to ensure accuracy and feasibility. Upon receiving a request for a quotation from a customer, we initiate the preparation of a detailed fee quotation based on the customer’s specific requirements.

Before sending the quotation to the customer, we undergo a thorough review and approval by our sales director to ensure that every quotation not only meets competitive standards but also aligns with the customer’s unique needs and expectations. Once the customer confirms and accepts the quotation, we proceed to the production phase.

Production phase

In general, our production phase typically involves one or multiple service cycles, ranging from typesetting and design to translation and proofreading. The time required for each service cycle and the number of cycles needed for each project vary based on several factors, including the type of product and the project’s progress. In respect of internal control assessment and ESG performance evaluation, our production phase involves preparation and execution of the evaluation. The time required for evaluation varies based on the scope of review agreed with our customers.

Quality control is integral to each service cycle. Our typesetting and design teams follow strict guidelines and use advanced software to maintain consistency and precision. Translations are handled by professional linguists who ensure accuracy and cultural relevance, followed by thorough proofreading to eliminate errors. Throughout the production process, we maintain open communication with our clients, incorporating their feedback and making necessary adjustments to ensure their complete satisfaction. Once the finalized typeset documents receive customer approval, the project moves forward to the printing and distribution phase.

Printing and distribution phase

Depending on the project, if physical delivery of printed products is required, the finalized typeset documents are sent to outsourced printing production facilities for bulk printing and binding, adhering to the customer’s specified printing requirements. Once printed, the products are carefully packaged to prevent damage during transit, and each batch is inspected for print quality, color accuracy, and binding integrity. The printed products are then delivered to the customers’ designated recipients by our trusted logistics service providers. Our logistics providers are selected based on their reliability and efficiency, ensuring that deliveries are made on time and in perfect condition.

In addition to bulk printing and delivery, we also handle the submission and uploading of the finalized typeset documents to designated websites on behalf of our customers, as requested. Our team double-checks the formatting and content before uploading to designated websites, ensuring compliance with all regulatory and customer-specific requirements.

Customers

Our customers includes a diverse range of domestic and international companies listed on the HK Stock Exchange that are subject to filing, reporting and evaluation obligations under the HK Listing Rules and the HKSFO, together with companies who are seeking initial listing on the HK Stock Exchange. For the six months ended March 31, 2024 and the years ended September 31, 2023 and 2022, we provided services to over 130, 160 and 160 customers listed on the HK Stock Exchange, respectively.

For the year ended September 30, 2022, there was 1 customer which generated over 10% of our total revenue for the year. For the year ended September 30, 2023, none of our customers generated over 10% of our total revenue for the year. For the six months ended March 31, 2024, none of our customers generated over 10% of our total revenue for the period.

General terms with customers

In general, we do not engage in long-term agreements with our customers, which is in line with industry practice. We provide our services on an individual project basis.

The materials terms of our service agreements with our customers are summarized as follows:

Post-IPO services

Principal terms	Descriptions
Scope of service:

Our scope of services varies on a case-by-case basis. Our financial printing services may include typesetting, translating, designing and printing of documents. Our corporate services may include conducting internal control assessment and ESG performance evaluation.

Pricing:	We generally charge our customers based on the production of each deliverables or as a service package.
Term:	Our service terms vary on a case-by-case basis according to our customer’s timetable.

IPO services

Principal terms	Descriptions
Scope of service:	Financial printing services and submission of listing application.
Pricing:

We generally charge a non-refundable deposit upon confirmation of quotation, follow with a second non-refundable deposit before submission to the HK Stock Exchange and the remaining balance together with other out-of-pocket expenses after listing.

Term:	Our service terms vary on a case-by-case basis according to our customer’s timetable.

Credit and payment terms

We generally grant our customers a credit period from 30 to 120 days from the invoice date. Our customers generally settle their payments in Hong Kong dollars by telegraphic transfer.

Pricing strategy

In determining our service fees for each engagement with customer, we carefully consider several factors, including: (i) the type and nature of the financial printing and corporate services involved; (ii) the costs of services, including materials costs, labor costs and charges of our suppliers etc.; (iii) the scale and complexity of the project; (iv) current market prices and rates charged by our competitors; (v) the size and reputation of the customer; (vi) our relationship with the customer; and (vii) the potential business opportunities the customer could offer in the future.

Suppliers

Given our Group’s business nature, our suppliers comprise mainly (i) printing production facilities and (ii) subcontractors, including translation service providers, ESG and internal control services providers and client relationship maintenance services providers. While we have in-house staff for conducting translation, ESG and internal control services as well as client relationship management, the use of subcontractors allows us to better handle urgent assignments from clients and meet the surge in demands for our services during peak seasons, usually in the in the second quarter of each calendar year. For the year ended September 30, 2022, there was 1 supplier which accounted for over 10% of the total purchases. For the year ended September 30, 2023, there was 1 supplier which accounted for over 10% of the total purchases. For the six months ended March 31, 2024, there was 1 supplier which accounted for over 10% of the total purchases. We do not have any standing contractual arrangement with the supplier that accounted for over 10% of the total purchases for the six months ended March 31, 2024 and the years ended September 30, 2023 and 2022, respectively.

For the six months ended March 31, 2024 and the years ended September 31, 2023 and 2022, we transacted with 10 printing production facilities, 13 translation services providers, as well as 2 professional service providers.

We engage our suppliers on an individual project basis and hence we do not enter into any long-term or exclusive cooperation agreement with them.

The materials terms of our engagements with our suppliers are summarized as follows:

(A) Printing production facilities

Principal terms	Descriptions
Scope of service:	Bulk printing and binding of listing documents, financial reports, fund documents, circulars and announcements.
Pricing:

Printing production facilities normally charge on a per-deliverable basis with rates that depend on the specification of each customer, including but not limited to, the number of pages, type of paper and binding style.

Term:	Production time varies on a case-by-case basis according to the volume of work and customer’s timetable.

(B) Translation services providers

Principal terms	Descriptions
Scope of service:	Translation of listing documents, financial reports, fund documents, circulars and announcements from English to Chinese and vice versa.
Pricing:	Translation service providers normally charge on a per-word or per-page basis for standard translation work, and an hourly rate for overtime services.
Term:	Translation service terms vary on a case-by-case basis according to the volume of work and customer’s timetable.

(C) Professional service providers

Principal terms	Descriptions
Scope of service:	Provision of professional services, including, internal control assessment and ESG performance evaluation.
Pricing:	Professional service providers normally charge on an hourly rate for the time spent.
Term:	Professional service terms vary on a case-by-case basis according to the volume of work and customer’s timetable.

Competition

The entry barriers for potential competitors to enter into the market are relatively high. The financial printing services providers in Hong Kong have a relatively high initial capital commitment. It is generally expected that the financial printing services providers in Hong Kong should offer around-the-clock services. Considerable investments are essential for procuring or leasing state-of-the-art printing equipment, sophisticated software solutions, operational facilities, and essential raw materials. These substantial upfront expenditures represent a formidable financial barrier to entry, posing barriers for new entrants seeking to establish a foothold in the market.

We compete with our competitors principally on efficiency, service quality, turnaround speed, design capability and price. We believe we maintain a competitive edge over our competitors through our emphasis on customer services, ability to meet customers’ requirements in a timely manner and ability to consistently maintain the quality of our deliverables.

Seasonality

Our business has experienced seasonality. The demand of our services highly depends on the HK Listing Rules requirements on periodic reporting of financial performance. During the years ended September 30, 2023 and 2022, we experienced higher demands for our services in the second quarter of each calendar year as companies listed on the HK Stock Exchange were required to publish their annual reports within a few months after the end of their financial year-end, which generally coincide with the month of December.

Employees

The following table sets forth the number of employees of our Group by functions as of March 31, 2024, September 30, 2023 and September 30, 2022:

Function	2024	2023	2022
Management	1	1	1
Administration and human resources	4	4	4
Accounting and finance	1	1	1
Sale and marketing	4	3	5
Customer service	5	4	4
Design and production	13	14	14
Quality control	4	4	4
Total	32	31	33

We have not experienced any significant disputes with our employees or any disruption to our operations due to any labour disputes. We have not experienced any difficulties in recruiting suitable employees. Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

Trainings are provided to our newly joined staff for the tasks they perform and we offer continuous trainings to our employees from time to time to improve their skills and to develop their potential.

Insurance

As of the date of this prospectus, we have maintained insurance policies on employees’ compensation and property all risks insurance for our office facilities. We consider our insurance policies to be adequate and in line with industry standard. We were not subject to any material insurance claims or liabilities arising from our business operation.

We do not maintain professional liability insurance that includes coverage on any negligence in the preparation of financial communications services materials, translation, information leakage, breach of confidentiality obligations and cybersecurity incidents. Our business is, however, susceptible to risks arising from losses we sustain during the course of our business operations, and we cannot assure you that the insurance policies we have taken out are always able to cover all losses we sustain. In the case of an uninsured loss or a loss in excess of insured limits, including those caused by natural disasters and other events beyond our control, we may be required to pay for losses, damages, and liabilities out of our own funds. For details regarding such risks, refer to “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 39 of this prospectus.

Properties

We do not own any real property.

As of the date of this prospectus, we entered into the following lease agreement:

Location	Term of Lease	Usage
Portion of 12th Floor, The Center, 99 Queen’s Road Central, Hong Kong	April 1, 2024 to March 31, 2027	Office

Licenses and Permits

We have all material licenses, certificates, and approvals required for carrying on our business activities in Hong Kong for the six months ended March 31, 2024 and the years ended September 30, 2023 and 2022, and up to the date of this prospectus.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the six months ended March 31, 2024, the years ended September 30, 2023 and 2022 and as of the date hereof, neither we nor any of our subsidiaries have been involved in any other litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Properties

We regard our trademarks, domain name and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights.

As of the date of this prospectus, we have not registered any trademarks.

We are the registered owner of the domain name https://www.anpa.com.hk/, which was registered on May 5, 2016 and expires on May 5, 2025. We plan to renew the domain name registration before its expiration.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Ka Wo, NG	69	Director and Chairman
Tsz Keung, CHAN	35	Chief Executive Officer
Sze Lok, WONG	51	Chief Financial Officer
[*]	[*]	Independent Director Nominee
[*]	[*]	Independent Director Nominee
[*]	[*]	Independent Director Nominee

Below is a summary of the business experience of each our executive officers and directors:

Ka Wo, NG is the Director, and the Chairman of the board of the Company. Mr. Ng is the founder of ANPA (HK) and was appointed as the director since 2016. Mr. Ng has more than 8 years of experience in the financial printing services industry in Hong Kong. Besides, Mr. Ng has over 18 years of managerial and client relationship management experiences and he has solid knowledge of financial markets, instruments and investment strategies as he has been a general manager and a professional investor for more than 18 years and 14 years respectively. Prior to joining the Company, Mr. Ng served as a general manager of Fai Po Gem & Jewellery Limited, a gem and jewellery company, from 2006 to 2012. Mr. Ng has also served as a general manager of Shenzhen United Blue Ocean Applied Materials Technology Co., Ltd., a jewellery company, from 2013 to 2016. Mr. Ng has been a professional investor since 2010 and invested in different sectors.

Tsz Keung, CHAN is the Chief Executive Officer of the Company, overseeing the general corporate strategy, business development and risk management of the Company. Mr. Chan has more than 8 years of experience in the financial printing services industry in Hong Kong and more than 10 years of experience in the related fields of business development and management. Prior to joining the Company in 2020, Mr. Chan has been serving RR Donnelley, a financial printing company, from 2016 to 2018 with his latest position being a Sales Manager. Mr. Chan received a Bachelor of Arts in Economic from the University of Southern California in 2011.

Sze Lok, WONG is the Chief Financial Officer of the Company. He is a fellow member of the Hong Kong Institute of Certified Public Accounts, a member of The Institute of Chartered Accountants in England and Wales and a Certified Information Systems. Mr. Wong has more than 15 years of experience of handling financial and audit operation in companies. During the period between 2006 and 2007, Mr. Wong has served as an internal audit manager at a NASDAQ-listed company. From 2007 to 2012, Mr. Wong served as a senior manager at Crowe Horwath (HK) Corporate Consultancy Ltd, a professional accounting and consulting firm. Mr. Wong has extensive experience in working for companies listed on the Stock Exchange. Notwithstanding his directorship as an independent non-executive director with Aowei Holding Limited (Stock code: 1370), Cocoon Holdings Limited (Stock ode: 428), TBK & Sons Holdings Limited (Stock code: 1960) and China e-Wallet Payment Group Limited (Stock code: 802) since 2021, 2021, 2021 and 2024, respectively. Mr. Wong was also an independent non-executive director of Grand Field Group Holdings Limited (Stock code: 115) from 2018 to 2021 and the company secretary of Unitas Holdings Limited (Stock code: 8020) from 2018 to 2024. From 2012 to 2022, Mr. Wong served as the chief financial officer of Century Entertainment International Holdings Limited (Stock code: 959). Mr. Wong received an Honorary Educational Certificate from the School of Law, University of Essex in 2021, a Bachelor of Accounting (Honors) from The Hong Kong Polytechnic University in 1996 and a Master of Management from the Macquarie Graduate School of Management, Australia in 2004.

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Employment Agreements and Director Agreements

We will enter into employment agreements with each of our executive officers, pursuant to which such individuals will agree to serve as our executive officers for a period of 3 years from the commencement of trading of our Ordinary Shares on Nasdaq. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Family Relationships

There are no family relationships or other arrangements among our directors and executive officers.

Board of Directors

Composition of our BOD

Our BOD will consist of [four] directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors.

Our BOD currently consists of one director and will have three independent directors appointed at the effectiveness of this registration statement. Our BOD determined that each of [*], [*] and [*] is an “independent director” as defined under the Nasdaq rules. Our BOD will be composed of a majority of independent directors at the effectiveness of this registration statement.

A director is not required to hold any of our shares to qualify to serve as a director.

Committees of our BOD

Prior to completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our BOD. We intend to adopt a charter for each of the three committees prior to completion of this offering. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee will consist of our three independent directors and will be chaired by [*] We determined that [*] satisfies the requirements of Section 303A of the Corporate Governance Rules/Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [*] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Our compensation committee will consist of our three independent directors and will be chaired by [*]. We have determined that [*] satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters; and

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of our three independent directors, and will be chaired by [*]. We have determined that [*] satisfies the “independence” requirements of Rule5605(c)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NASDAQ rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available upon the effectiveness of this registration statement.

Duties of Directors

Under BVI law, our BOD has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our BOD include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        executing checks, promissory notes and other negotiable instruments on behalf of the Company;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•        maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on the standard of corporate governance under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or extraordinary general meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our BOD have a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our BOD, either by (i) independent directors constituting a majority of our BOD’s independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to follow Nasdaq listing rules and will not rely on our home country’s corporate governance practices within two years of the completion of our IPO.

Although we are permitted to follow certain corporate governance rules that conform to BVI requirements in lieu of Nasdaq Rule 5600 Series and Rule 5250(d), we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our BOD, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled Company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another Company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D).

Compensation of Directors and Executive Officers

For the six months ended March 31, 2024 and the years ended September 30, 2023 and 2022, we paid US$72,830, US$143,698 and US$97,969, respectively, in cash and benefits to our executive officers. We do not have a share incentive program to provide for grants of awards to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Equity Incentive Plan

We have not granted any equity awards to our directors or executive officers during the six months ended March 31, 2024 and the fiscal years ended September 30, 2023 and 2022.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the six months ended March 31, 2024 and the years ended September 30, 2023 and 2022.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2024:

	Fees Earned in Cash	All Other Compensation	Total
Name	US$	US$	US$
Tsz Keung, CHAN	139,040	—	139,040

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2023:

	Fees Earned in Cash	All Other Compensation	Total
Name	US$	US$	US$
Tsz Keung, CHAN	143,698	—	143,698

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended September 30, 2022.

	Fees Earned in Cash	All Other Compensation	Total
Name	US$	US$	US$
Tsz Keung, CHAN	97,969	—	97,969

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering(2)
Name of Beneficial Owners(1)	Number	%	Number	%
Directors and Executive Officers:
Ka Wo, NG	[94]	[75.2]
Tsz Keung, CHAN	—	—
Sze Lok, WONG	—	—
[*]	[*]	[*]
[*]	[*]	[*]
[*]	[*]	[*]
All directors, director nominees, and executive officers as a group ([6] persons)	[*]	[*]
5% or greater shareholders:
Superb Prospect Group Limited(3)	[*]	[*]
FCGM Strategic Investment Pte. Ltd.(4)	[*]	[*]

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is [*].

(2)      Applicable percentage of ownership is based on [*] Ordinary Shares outstanding immediately after the offering.

(3)      Superb Prospect Group Limited is an investment holding company incorporated in Samoa with its registered address at Le Sanalele Complex, Ground Floor, Vaea Street, Saleufi, PO Box 1868, Apia, Samoa. It is wholly owned by Mr. Ka Wo, NG, our Chairman of BOD, who is also its sole director. Therefore, Mr. Ka Wo, NG has the voting and dispositive control over the Ordinary Shares held by Superb Prospect Group Limited.

(4)      FCGM Strategic Investment Pte. Ltd. is an investment holding company incorporated in Singapore with its registered address at 100 Peck Seah Street, #11-02 PS100, Singapore 079333. It is wholly owned by First Financial Holdings Limited. First Financial Holdings Limited is owned as to 49.39% by Excel Max Investments Limited and 50.61% in aggregate by other individual shareholders whom each of them ultimately holds less than 20% of the shares of First Financial Holdings Limited. Excel Max Investments Limited is wholly owned by Power Wisdom Holdings Limited and Mr. Yuan Fu, CHANG is the sole director and sole shareholder of Power Wisdom Holdings Limited. Therefore, Mr. Yuan Fu, CHANG has the voting and dispositive control over the Ordinary Shares held by FCGM Strategic Investment Pte. Ltd.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus.

Balances with related parties

	As of March 31, 2024	As of September 30,
		2023	2022	2021
	US$	US$	US$	US$
Amount due to related party
Superb Prospect Group Ltd(a)	678,397	679,513	679,174	684,935

____________

(a)      Superb Prospect Group Ltd, ultimate holding company of the Company.

(1)      The balance was advances from the related company for the Company’s operational purpose. The balance was non-trade related, unsecured, interest-free and repayable on demand. There was no formal nor contractual obligations that require any related parties to make advances to or pay fees on behalf of the Company. These arrangements were mainly for operational convenience. The Company intends to repay the advances in full using proceeds from Listing. To further enhance our corporate governance, all the proposed related party transactions after Listing shall be adequately disclosed to, reviewed, and approved by our audit committee. As of October 31, 2024, the amount due to Superb Prospect Group Ltd was US$685,432.

DESCRIPTION OF SHARE CAPITAL

We are a BVI business company with limited liability incorporated on January 2, 2024 pursuant to the BVI Business Companies Act of 2004 (as amended) (the “BVI Act”) under the name of “Rich Sparkle Holdings Limited”. Our affairs are governed by our memorandum and articles of association (as amended and restated from time to time), the BVI Act and the common law of the BVI.

As provided in our memorandum and articles of association, subject to the BVI Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is at Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, BVI.

Prior to the effectiveness of the registration statement, of which this prospectus forms a part, we will adopt the second amended and restated memorandum and articles of association (which is referred to as the “Memorandum” and “Articles of Association”, respectively below) which shall provide that we authorize the issuance of up to 50,000,000 Ordinary Shares with no par value.

In [*] 2024, we issued [*] ordinary shares to our shareholders. There are [*] ordinary shares with no par value outstanding as of the date hereof and immediately prior to this offering, fully paid and outstanding. Upon completion of this offering, we will have [_____] Ordinary Shares issued and outstanding, assuming the underwriter does not elect to exercise their option to purchase additional Ordinary Shares from us.

All options, regardless of grant dates, will entitle holders to an equivalent number of Ordinary Shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our Memorandum and Articles of Association and the BVI Act insofar as they relate to material terms of our Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Ordinary Shares

General.    Upon the completion of this offering, the maximum number of shares we will be authorized to issue will be [50,000,000] Ordinary Shares, with no par value. Holders of Ordinary Shares will have the same rights. All of our outstanding Ordinary Shares are fully paid and non-assessable. To the extent they are issued, certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares.

Our Memorandum and Articles of Association do not provide for pre-emptive rights.

Dividends.    The holders of our Ordinary Shares are entitled to such dividends as may be declared by our BOD. Our Memorandum and Articles of Association provide that dividends may be declared and paid at such time, and in such an amount, as the directors determine subject to their being satisfied that the Company that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due. Holders of Ordinary Shares will be entitled to the same amount of dividends per share, if declared.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each holder of ordinary shares is entitled to one vote for each ordinary share registered in his or her name on our register of members. Holders of Ordinary Shares shall at all times vote together on all resolutions submitted to a vote of the members. At any meeting of the Members, the chairman of such meeting is responsible for deciding such matters as he considers appropriate and whether any resolution proposed has been carried or not.

Meetings.    We must provide written notice of all meetings of shareholders stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting. Our BOD shall call a general meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our BOD may call a general meeting of shareholders on its own motion. At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were one of our individual shareholders.

Transfer of Ordinary Shares.    Under the BVI Act, the transfer of a registered share which is not listed on a recognized exchange is by a written instrument of transfer signed by the transferor and containing the name of the transferee. However, the instrument must also be signed by the transferee if registration would impose a liability on the transferee to the Company. The instrument of transfer must be sent to the Company for registration. The transfer of a registered share is effective when the name of the transferee is entered in the register of members. The entry of the name of a person in the Company’s register of members is prima facie evidence that legal title in the share vests in that person.

The procedure is different for the transfer of shares that are listed on a recognized exchange. Such shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the recognized exchange and subject to the Company’s Memorandum and Articles of Association.

Liquidation.    As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors provided that the shareholders have approved, by resolution of members, a liquidation plan approved by the directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our BOD on the terms established at the time of the issuance of such shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if (i) the issued Ordinary Shares have been fully paid in accordance with the terms of its issuance and subscription or on which the Company has a lien, or (ii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed 4, the board of directors shall not have the right to make calls on such fully paid Ordinary Shares and such fully paid Ordinary Shares shall not be subject to forfeiture.

Redemption of Ordinary Shares.    The BVI Act and our Articles of Association permit us to purchase our own shares with the prior written consent of the relevant shareholders, a resolution of directors and in accordance with applicable law.

Variation of Rights of Shares.    All or any of the rights as specified in the Memorandum may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of books and records.

Under the BVI Act, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, as amended and restated from time to time; (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders.    There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of Additional Shares.    Our Memorandum and Articles of Association authorizes our BOD to issue additional Ordinary Shares from time to time as our BOD shall determine, provided that such issuance does not exceed the maximum number of shares the Company is authorized to issue.

Register of Members

Under the BVI Act we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, a statement of the number and class of shares held by each member;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under the BVI Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the BVI Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to update the register of members to record and give effect to the issuance of shares by us to the transfer agent. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the High Court of the BVI for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and for illustrative purposes only, the Delaware Corporation Law, which governs companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    Under the BVI Act two or more companies, each a “constituent Company”, may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known to the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of members; or (b) the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits.

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or its memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of Directors and Executive Officers and Limitation of Liability.    BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime). Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under BVI law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling general meetings.

BVI law and our Articles of Association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be converted may request that the directors shall convene a shareholder’s meeting. As a BVI business company, we are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the BOD and can be held anywhere in the world.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed with or without cause, by a resolution of our shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote. Directors can also be removed by a resolution of directors, with or without cause, passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s BOD.

BVI law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or resolution of directors.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, the rights attached to any shares may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent (50%) of the issued shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our Memorandum and Articles of Association may be amended with a resolution of our shareholders or, subject to certain exceptions, by resolutions of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Ordinary Shares. We cannot assure you that a liquid trading market for our Ordinary Shares will develop on Nasdaq or be sustained after this offering. Future sales of substantial amounts of Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares. Further, since a large number of our Ordinary Shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have [______] Ordinary Shares outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares, and while we intend to submit application for the Ordinary Shares to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the Ordinary Shares.

Lock-Up Agreements

Our directors, officers and holders of more than 5% of the Company’s outstanding Ordinary Shares as of the effective date of the Registration Statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of six (6) months from the closing of this Offering; and each of the Company and any successors of the Company will agree, for a period of six (6) months from the closing of the Offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares of the same class, which will equal approximately [____] Ordinary Shares immediately after this offering assuming the over-allotment option is not exercised and [____] Ordinary Shares assuming the over-allotment option is exercised in full; or

•        the average weekly trading volume of our Ordinary Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting Company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Listing

We applied to list our Ordinary Shares on The Nasdaq Capital Market under the trading symbol “[____].”

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is [________].

Selling Restrictions

No action has been taken in any jurisdiction except the U.S. that would permit a public offering of our Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or our Ordinary Shares in any jurisdiction where action for that purpose is required. Accordingly, the shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

MATERIAL INCOME TAX CONSIDERATIONS

The following summary of material the BVI, Hong Kong and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the Company in respect of the Ordinary Shares of the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the Company or its members.

Hong Kong Taxation

Our subsidiary in Hong Kong are subject to a two-tiered profits tax rate regime. The first HKD$2 million of assessable profits earned by a company is subject to be taxed at a profits tax rate of 8.25%, while the remaining profits are taxed at the profits tax rate of 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        taxpayers subject to the applicable financial statement accounting rules under Section 451(b) of the U.S. Internal Revenue Code

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the U.S., including Nasdaq. [It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty.] [To be confirmed if need to be revised] If we are eligible for such benefits, dividends we pay on our Ordinary Shares, would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares. Dividends received on our Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Non-U.S. Holders

Cash dividends paid or deemed paid to a Non-U.S. Holder with respect to the Ordinary Shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of the Ordinary Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below (collectively, the “underwriters”), where Pacific Century Securities is acting as the representative of the underwriters (the “Representative”) have severally agreed to purchase from us on a firm commitment basis the following respective number of the Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Name	Number of Ordinary Shares
Pacific Century Securities	[ ]

Total

The underwriters are committed to purchase all the Ordinary Shares offered by us if any Ordinary Shares are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters are offering Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

All sales of the Ordinary Shares in the U.S. will be made through U.S. registered broker-dealers. Sales of the Ordinary Shares made outside the U.S. may be made by affiliates of the underwriters.

The address of Pacific Century Securities is 60-20 Woodside Ave., Ste. 211, Queens, NY 11377.

Over-Allotment Option

If the underwriters sell more Ordinary Shares than the total number set forth in the table above, the Company has granted to the underwriters a 45-day option following the effective date of this prospectus to purchase up to [*] additional Ordinary Shares (15% of the total number of our Ordinary Shares to be offered by us pursuant to this offering) from us at the IPO price less the underwriting discounts and commissions, based on the assumed offering price of $[*] per Ordinary Share. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Ordinary Shares approximately proportionate to that underwriter’s initial purchase commitment. Any Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Ordinary Shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell Ordinary Shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Ordinary Shares. They may also cause the price of the Ordinary Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts, Commissions, and Expenses

The Company agreed to pay the underwriters a cash fee of seven point five (7.5%) of the gross proceeds raised in this offering. The following table shows the price per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
IPO price	$	$	$
Underwriting discounts to be paid by us
Proceeds, before expenses, to us	$	$	$

The Company agreed to pay reasonable and documented underwriters’ accountable expenses of up to $200,000, which includes, without limitation, (A) reasonable fees of legal counsel incurred by the underwriters in connection with the offering; (B) all third party due diligence include the cost of any background checks; (C) IPREO book-building and prospectus tracking software; (D) reasonable roadshow expenses; (E) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters including underwriter’s U.S. & local counsel shall reasonably request, and (F) background check consultant. The Company agreed to pay an advance of $80,000 (the “Advance”) to the Representative to partially cover its out-of-pocket expenses. The Advance will be returned to the Company to the extent such out-of-pocket accountable expenses are not actually incurred, or are less than the advances in accordance with FINRA Rule 5110(g). In addition, the Company agrees to pay the Representative an advisory fee of $48,000.

The Company also agreed to pay the underwriters a non-accountable expense of one percent (1.0%) of the gross proceeds received by us from the sale of the Ordinary Shares excluding shares sold pursuant to the exercise of the over-allotment option.

Right of First Refusal

Pacific Century Securities, LLC will receive a right of first refusal in connection with this offering, which covers all investment banking services for twelve (12) months from the closing if this Offering, including (a) acting as lead manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering. The Right of First Refusal granted hereunder may be terminated by us for “Cause,” in accordance with FINRA Rule 5110(g)(5)(B), which shall mean a material breach by Pacific Century Securities of the underwriting agreement or a material failure by Pacific Century Securities to provide the services as contemplated by the underwriting agreement.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of Ordinary Shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

Lock-up Agreements

Each of its directors and officers and holders of five percent (5%) or more of the our securities (including warrants, options, convertible securities and Ordinary Shares) on a fully diluted basis immediately prior to the consummation of this offering agreed or are otherwise contractually restricted for a period of six (6) months after the effective date of the registration statement on F-1, and each of the Company and any successors of the Company agreed, for a period of three (3) months from the closing of this Offering, without the prior written consent of the Representative not to directly or indirectly:

•        issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of the Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for the Ordinary Share or other capital stock;

•        in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock; or

•        enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of Ordinary Share or other capital stock or any securities convertible into or exercisable or exchangeable for Ordinary Share or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of the Ordinary Share or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire Ordinary Shares pursuant to any existing stock option or the converting any of preferred convertible stock.

Stabilization

Prior to this offering, there was no public market for the Ordinary Shares. Consequently, the IPO price for the Ordinary Shares will be determined by negotiations among us and the Representative. Among the factors to be considered in determining the IPO price are the Company’s results of operations, its current financial condition, its future prospects, its markets, the economic conditions in and future prospects for the industry in which the Company competes, its management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to the Company. Neither the Company nor the underwriters can assure investors that an active trading market will develop for the Ordinary Shares, or that Ordinary Shares will trade in the public market at or above the IPO price.

The Company plans to have the Ordinary Shares approved for listing on the Nasdaq Capital Market under the symbol “[*].”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the Underwriter of the Ordinary Share in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•        Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of the Ordinary Share available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Ordinary Share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in the shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of the Ordinary Share until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Ordinary Shares or preventing or retarding a decline in the market price of the Ordinary Shares. As a result, the price of the Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of the Ordinary Shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

The Company agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of Ordinary Shares described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any Ordinary Shares may be made at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the Ordinary Shares have not authorized and do not authorize the making of any offer of the Ordinary Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Ordinary Shares as contemplated in this prospectus. Accordingly, no purchaser of the Ordinary Shares, other than the underwriters, is authorized to make any further offer of the Ordinary Shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the Ordinary Shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Ordinary Shares has been or will be:

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Ordinary Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

This document, as well as any other offering or marketing material relating to the Ordinary Shares which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the Ordinary Shares nor the shares underlying the Ordinary Shares will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Ordinary Shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Ordinary Shares.

The Ordinary Shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the Ordinary Shares shall be deemed to be made to such recipient and no applications for the Ordinary Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Ordinary Shares you undertake to us that, for a period of 12 months from the date of issue of the Ordinary Shares, you will not transfer any interest in the Ordinary Shares to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

•        to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•        where no consideration is or will be given for the transfer; or

•        where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

Notice to Prospective Investors in Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Notice to Prospective Investors in Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.

Notice to Prospective Investors in the United Arab Emirates

The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The Ordinary Shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on the Ordinary Shares. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total	$

LEGAL MATTERS

Loeb & Loeb LLP is counsel to our Company regarding U.S. securities law matters. The validity of the ordinary shares offered hereby will be passed upon for us by Ogier. Certain legal matters with respect to Hong Kong law will be passed upon for us by David Fong & Co. Certain legal matters as to PRC law will be passed upon for us by China Commercial Law Firm. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the Underwriter by Sichenzia Ross Ference Carmel LLP. Loeb & Loeb LLP may rely upon Ogier with respect to matters governed by BVI law and upon David Fong & Co. with respect to matters governed by Hong Kong law.

EXPERTS

The CFS as of September 30, 2023 and 2022 and for each of the years then ended included in this prospectus have been so included in reliance on the report of Wei, Wei & Co., LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rich Sparkle Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rich Sparkle Holdings Limited and subsidiaries (the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting. but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2023.

Flushing, New York
September 13, 2024

RICH SPARKLE HOLDINGS LIMITED
Consolidated Balance Sheets
As of September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2023	2022
ASSETS
Current assets:
Cash	$184,264	$547,333
Accounts receivable, net	3,574,016	2,620,047
Contract assets	17,844	26,905
Prepayments and other current assets	328,764	63,686
Total current assets	4,104,888	3,257,971

Non-current assets:
Property and equipment, net	30,410	—
Operating lease right-of-use assets	334,619	1,048,733
Deferred tax assets, net	207,484	363,876
Other non-current assets	23,882	257,016
TOTAL ASSETS	$4,701,283	$4,927,596

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$598,443	$367,527
Contract liabilities	113,374	258,182
Amount due to a related party	679,513	679,174
Operating lease liabilities, current	395,683	737,007
Accrued expenses and other current liabilities	1,194,595	1,592,193
Total current liabilities	2,981,608	3,634,083

Non-current liabilities:
Operating lease liabilities, non-current	—	382,543
Post-employment benefit obligations	9,195	9,553
Total non-current liabilities	9,195	392,096
TOTAL LIABILITIES	2,990,803	4,026,179

Commitments (Note 12)
Contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Ordinary shares, with no par value, 25,000 ordinary shares authorized, 100 ordinary shares issued and outstanding*	100	100
Series A preferred share, with no par value, 25,000 series A preferred share authorized, 25 series A preferred share issued and outstanding*	1,023,934	1,023,934
Subscription receivables	(1,024,034)	(1,024,034)
Additional paid-in-capital	1,935,109	1,935,109
Accumulated losses	(221,727)	(1,028,023)
Accumulated other comprehensive loss	(2,902)	(5,669)
Total shareholders’ equity	1,710,480	901,417
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,701,283	$4,927,596

____________

*        Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2023	2022
Revenues	$6,268,793	$6,467,140
Cost of services	(3,461,151)	(2,943,405)
Gross profit	2,807,642	3,523,735

Operating expenses:
Selling, general and administrative	(1,734,330)	(2,512,710)
Expected credit losses	(77,946)	(86,735)
Total operating expenses	(1,812,276)	(2,599,445)

Income from operations	995,366	924,290

Other income (expense)
Interest expense	(42,034)	(66,811)
Government subsidies	10,264	95,704
Total other income (expense), net	(31,770)	28,893

Income before provision for income taxes	963,596	953,183
Income tax expense	(157,300)	(141,484)
Net income	$806,296	$811,699

Other comprehensive loss
Foreign currency adjustment (loss)	$2,409	$6,257
Credited/(Charged) to post-employment benefit obligations	358	(9,553)
Comprehensive income	$809,063	$808,403

Earnings per share – Basic and Diluted*	$6,450	$6,494
Weighted average shares outstanding – Basic and Diluted*	125	125

____________

*        Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Series A Preferred Shares		Subscription receivables	Additional paid-in- capital	Accumulated other comprehensive loss	Accumulated losses	Total
	No. of shares	Amount	No. of shares	Amount
Balance as of October 1, 2021	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(2,373)	$(1,839,722)	$93,014
Foreign currency translation adjustment	—	—	—	—	—	—	6,257	—	6,257
Charged to post-employment	—	—	—	—	—	—	(9,553)	—	(9,553)
Net income	—	—	—	—	—	—	—	811,699	811,699
Balance as of September 30, 2022	100	100	25	1,023,934	(1,024,034)	1,935,109	(5,669)	(1,028,023)	901,417
Foreign currency translation adjustment	—	—	—	—	—	—	2,409	—	2,409
Credited to post-employment benefit obligations	—	—	—	—	—	—	358	—	358
Net income	—	—	—	—	—	—	—	806,296	806,296
Balance as of September 30, 2023	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(2,902)	$(221,727)	$1,710,480

____________

*        Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”))

	2023	2022
Cash flows from operating activities:
Net income	$806,296	$811,699

Adjustments to reconcile net income to net cash (used in) operating activities:
Depreciation and amortization	7,344	3,707
Operating lease expense	794,467	754,252
Deferred income taxes	157,300	141,484
Expected credit loss provision	77,946	86,735
Change in operating assets and liabilities:
Accounts receivable	(1,034,289)	(1,080,973)
Contract assets	9,061	9,575
Prepayments, other current assets and other non-current assets	(31,944)	41,069
Accounts payable	230,916	(172,498)
Contract liabilities	(145,438)	212,485
Accrued expenses and other current liabilities	(397,598)	(149,650)
Post-employment benefit obligations	(358)	9,553
Operating lease liabilities	(804,406)	(691,672)
Net cash (used in) operating activities	(330,703)	(24,234)

Cash flows from investing activities:
Purchase of property and equipment	(37,741)	—
Net cash (used in) investing activities	(37,741)	—

Cash flows from financing activities:
Financings obtained from (provided to) related parties	339	(5,761)
Net cash provided by (used in) financing activities	339	(5,761)

Foreign currency translation adjustment	5,036	(7,542)

Net change in cash and cash equivalents	(363,069)	(37,537)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	547,333	584,870

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$184,264	$547,333

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. Organization and Business Description

Organization and Nature of Operations

Rich Sparkle Holdings Limited (the “Company”) was incorporated under the laws of the British Virgin Islands (“BVI”) with limited liability on January 2, 2024. It is a holding company with no business operations.

Lore Heaven Holdings Limited (“Lore”), a wholly-owned subsidiary of the Company, is a company incorporated in the BVI with limited liability on February 23, 2024. Lore has a share capital of $1 and is an investment holding company with no operations.

ANPA Financial Services Group Limited (“ANPA”), a wholly-owned subsidiary of Lore, is a company incorporated in Hong Kong with limited liability on March 1, 2016 with a share capital of HK$1 ($0.13). ANPA is a professional financial printing services provider in Hong Kong with over eight years of experience undertaking (i) financial printing, (ii) advisory and (iii) other services.

[Reorganization]

A reorganization of the legal structure of the Company (the “Reorganization”) was completed July 31, 2024. Prior to the Reorganization, ANPA, the operating subsidiary of the Company, was controlled by Mr. Ka Wo, NG. As part of the Reorganization, the Company was incorporated under the laws of the BVI with limited liability on January 2, 2024. On February 23, 2024, Lore was incorporated under the laws of BVI, as a wholly-owned subsidiary of the Company.

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. It was transferred by Mr. Ka Wo, NG to Superb Prospect Group Limited (“Superb”) on June 3, 2024. On July 16, 2024, 25 Series A Preferred Shares were issued to FCGM Strategic Investment Pte. Ltd., a company incorporated in Singapore, and 99 Ordinary Shares were issued to Superb. On July 31, 2024, Superb entered into Sale and Purchase Agreements with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreements, Superb sold, and Next International Enterprises Limited bought 4.8% equity interests in Rich Sparkle, for HK$983,848 (US$125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On [date], the 25 Series A Preferred Shares owned by FCGM Strategic Investment Pte. Ltd. were converted into 25 Ordinary Shares on a 1:1 basis. On [date], in contemplation of this Offering, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company was authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other (“Share Subdivision”), such that Rich Sparkle becomes authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association and registered the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on [date]. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the [125] Ordinary Share in issue and re-issued [94,000] Ordinary Share, [25,000] Ordinary Share and [6,000] Ordinary Share to Superb, FCGM and Next International Enterprises Limited, respectively. On [date], Rich Sparkle issued [*] Ordinary Shares to its shareholders [at par value], on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which was treated as a share split. All references to the number of ordinary shares and per-share data in the accompanying consolidated financial statements (“CFS”) was retroactively adjusted to reflect such issuance of shares. After the Pro Rata Share Issuance, [*] Ordinary Shares are issued and outstanding.

Upon the acquisition, the Company became the ultimate holding company of Lore and ANPA. The Company and its subsidiaries resulting from Reorganization have always been under common control by the same shareholder before and after the Reorganization. The consolidation of the Company and its subsidiaries was accounted for at

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. Organization and Business Description (cont.)

historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the accompanying CFS. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The accompanying CFS reflect the activities of the Company and the following entities:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Lore	February 23, 2024	BVI	100%	Investment holding
ANPA	March 1, 2016	Hong Kong	100%	Undertaking (i) financial printing services, (ii) advisory services and (iii) other services

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The CFS include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries were eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, allowance for expected losses on accounts receivable and contract assets, impairment of long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets, operating lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s CFS are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates used in preparing the CFSs:

	September 30, 2023	September 30, 2022
Year-end spot rate	US$1 = HK$7.83	US$1 = HK$7.85
Average rate	US$1 = HK$7.83	US$1 = HK$7.83

Fair Value of Financial Instruments

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their FVs because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the FV of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, contract assets, prepayments and other current assets, accounts payable, contract liabilities, operating lease liabilities, accrued expenses and other current liabilities approximate the FV of the respective assets and liabilities as of September 30, 2023 and 2022 due to their short-term nature.

Cash

Cash includes cash on hand and cash at bank in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum of US$63,857 (HK$500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount net of expected credit losses.

The Company established the allowance for doubtful accounts at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

estimate of specific losses on individual exposures, where appropriate. Specific customer allowance are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. Allowance for accounts receivable are included in receivables.

Prepayments

Prepayments are advance payments to service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets impaired if the realizability of the prepayments becomes doubtful. As of September 30, 2023 and 2022, there was no allowance recorded as the Company considers all prepayments realizable.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixture	3 years
Office & Equipment	3 years
Software	3 years
Leasehold improvements	Over the lease terms

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the FV of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended September 30, 2023 and 2022.

Leases

The Company follows ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB.

The Company assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current, and operating lease liabilities, non-current in the Company’s consolidated balance sheets.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Revenue Recognition

The Company follows the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The majority of the Company’s revenue is from contracts with customers for financial printing services. The Company’s services involve electronically (i) receiving instructions from its customers and/or their professional advisers; (ii) providing services such as typesetting, proofreading, translating, and designing; (iii) circulating the prepared deliverables to its customers; and (iv) making e-Submissions for its customers and/or uploading the documents to other websites designated by its customers. These services are provided together as a unit. The performance obligation is a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same and

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

have the same pattern of transfer to the customer. The revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is usually less than one year.

The Company recognizes revenue from financial printing services over time by measuring the progress towards satisfaction of the relevant performance obligation. The progress is determined based on the Company’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. The progress is determined based on estimation of the total service time (primarily comprising staff costs to the time as recorded) of each project in measuring the Company’s progress towards complete satisfaction of a performance obligation. The total expected inputs incurred are mainly based on the historical experience of similar projects. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced.

Advisory services consist of (i) conducting internal control assessment; and (ii) environmental, social and governance performance evaluation. The Company recognizes revenue from advisory services over time based on the progress towards satisfaction of the relevant performance obligation. The progress is based on the contract costs incurred to date (primarily comprising staff costs to the time as recorded) as compared to the total expected inputs incurred under the transaction based on the historical experience of similar projects to depict the Company’s performance in transferring control of services promised to a customer. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced. The Company has an enforceable right to payment for performance completed to date.

Other services are the standalone annual general meeting and extraordinary general meeting supporting service and other standalone services which control of services is transferred over time is recognized progressively within the service period.

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within 12 months and are classified as current liabilities.

Government Subsidies

Government subsidies primarily are a one-off entitlement by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the printing costs, subcontracting fee, staff costs and other job-specific expenses. These costs are expenses as incurred.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

Employee Benefit Plan

Employees of the Company in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum specified by the local government. Total expenses for the plan were $64,103 and $66,023 for the years ended September 30, 2023 and 2022, respectively.

Post-employment Benefit

Long service payment (“LSP”) obligations are for Hong Kong employees employed continuously for at least five years in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of LSP payable is determined with reference to the employee’s final salary capped at HK$390,000 and the years of service, reduced by the amount of any accrued benefits from the Company’s contributions to MPF scheme.

In June 2022, the Government gazetted the Amendment Ordinance, which will eventually abolish the statutory right of an employer to reduce its LSP payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The Government subsequently announced the Amendment Ordinance will come into effect from the Transition Date i.e. 1st May 2025. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP obligations for an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP obligations for the employee’s service to that date; in addition, the LSP obligations for the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service to that date.

The Company accounted for the offsetting mechanism and its abolition as disclosed in Note 9. The liability recognized in the statement of financial position is the present value of the cost of providing these benefits less the fair value of the plan assets at the end of the reporting period. The obligations are calculated by an independent valuer and are determined by discounting the estimated future cash flows using interest rates.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

The Company believes there were no uncertain tax positions at September 30, 2023 or 2022. The Company does not expect its assessment of unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2023 and 2022 and for the years then ended, there were no dilutive shares.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company translating its CFS from the functional currency into the reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s CFS. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

As of the date of this prospectus, we did not have any loss contingencies which are required to be recognized or disclosed in our CFS.

Related parties

Parties, which can be a corporation or individual, are considered related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions in Hong Kong. As of September 30, 2023 and 2022, $184,264 and $547,333 were deposited with financial institutions in Hong Kong. The Deposit Protection Scheme of the Hong Kong Government insures each depositor at one bank for US$63,857 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk from accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance was immaterial for all periods presented. The management believes its contract acceptance, billing, and collection policies are adequate to minimize credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

For the years ended September 30, 2023 and 2022, all of the Company’s assets were in Hong Kong and all of the Company’s revenue was from Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the year ended September 30, 2023, no customer accounted for over 10% of the total revenue generated. For the year ended September 30, 2022, one customer accounted for over 10% of the total revenue generated. The details are as follows:

	Year Ended September 30,
	2023	2022
Customer A	*	12.7%

____________

*        The percentage was below 10% for the year.

As of September 30, 2023 and 2022, no customer accounted for over 10% of the total accounts receivable, net.

For the year ended September 30, 2023, one supplier accounted for over 10% of the Company’s total cost of revenue. For the year ended September 30, 2022 one supplier accounted for over 10% of the Company’s total cost of revenue. The details are as follows:

	Year Ended September 30,
	2023	2022
Supplier A	12.5%	13.4%

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

As of September 30, 2023, four suppliers accounted for over 10% of the total accounts payable. As of September 30, 2022, two suppliers accounted for over 10% of the total accounts payable. The details are as follows:

	2023	2022
Supplier A	21.6%	37.9%
Supplier B	22.7%	19.1%
Supplier C	12.3%	*
Supplier D	10.6%	*

____________

*        The percentage was below 10% for the year.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2022-04 that requires additional qualitative and quantitative disclosures surrounding supplier finance programs intended to help investors better consider the effect of these programs on a company’s working capital, liquidity, and cash flows over time. This update is effective for fiscal years beginning after December 15, 2022, including interim periods, except for the disclosure of roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this ASU on October 1, 2023, and it did not have a significant impact on our CFS.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), which (1) clarifies the guidance in ASC 820 on the FV measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. Under current guidance, stakeholders have observed diversity in practice related to whether contractual sale restrictions should be considered in the measurement of the FV of equity securities that are subject to such restrictions. To reduce the diversity in practice and increase the comparability of reported financial information, ASU 2022-03 clarifies this guidance and amends the illustrative example. ASU No. 2022-03 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the extent of the impact of this ASU but does not expect the adoption of this standard to have a significant impact on our CFS.

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance on troubled debt restructurings for creditors in ASC Topic 310 and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements for accounting for credit losses under ASC Topic 326 and adds enhanced disclosures for creditors with respect to loan re-financings and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU on October 1, 2023, and it did not have a significant impact on our CFS.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses, which changes the accounting for recognizing impairments of financial assets. Under the new guidance, credit losses for certain types of financial instruments will be estimated based on expected losses. The new guidance also modifies the impairment models for available-for-sale debt securities and for purchased financial assets with credit deterioration since their

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

origination. This update is effective for annual periods beginning after December 15, 2022, as amended by ASU No. 2019-10, and interim periods within those periods, and early adoption is permitted. The Company adopted this ASU on October 1, 2021, and it did not have a significant impact on our CFS.

In March 2020, the FASB issued ASU No. 2020-04 providing optional expedients and exceptions to account for the effects of reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The optional guidance, which became effective March 12, 2020, could be applied through December 31, 2022. In December 2022, the FASB issued No 2022-06 extending the sunset date of the relief provided under ASU No. 2020-04 to December 31, 2024. The Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications through March 31, 2025.

On March 28, 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements. ASU 2023-01 is designed to clarify the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. The new standard is effective for the Company for its fiscal year beginning October 1, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on its CFS.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the CFS.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following at September 30:

	2023	2022
Accounts receivable	$4,527,231	$3,492,942
Less: allowance for credit loss	(953,215)	(872,895)
Accounts receivable, net	$3,574,016	$2,620,047

The movement of allowance for credit loss are as follows for the years ended September 30:

	2023	2022
Balance at beginning of the year	$872,895	$792,693
Addition during the year	77,946	86,735
Exchange difference	2,374	(6,533)
Balance at end of the year	$953,215	$872,895

4. Contract Assets/(Liabilities)

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract liabilities are contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

4. Contract Assets/(Liabilities) (cont.)

The movement in contract liabilities is as follows for the years ended September 30, 2023 and 2022:

	2023	2022
Balance at beginning of the year	$258,182	$46,736
Decrease in contract liabilities from recognizing revenue during the year included in the contract liabilities at the beginning of the year	(258,763)	(46,513)
Increase in contract liabilities from billings in advance of performance obligation under contracts	113,325	258,998
Exchange difference	630	(1,039)
Balance at end of the year	$113,374	$258,182

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at September 30:

	2023	2022
Other deposits (Note)	$269,632	$257,016
Prepayments	83,014	63,686
	352,646	320,702
Less: amount classified as non-current assets	23,882	257,016
Amount classified as current assets	$328,764	$63,686

____________

Note: The amounts mainly are rental deposits paid to lessors for office premises.

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of September 30:

	2023	2022
Furniture and fixtures	$144,036	$143,650
Office and equipment	224,236	185,979
Software	111,185	110,888
Leasehold improvements	411,103	410,003
Subtotal	890,560	850,520
Less: accumulated depreciation and amortization	(860,150)	(850,520)
Property and Equipment, net	$30,410	$—

7. Leases

Operating leases as lessee

As of September 30, 2023 and 2022, the Company has operating leases for office spaces that expired on various dates through March 2024. The Company does not have options to extend or cancel the existing leases for its facilities prior to their respective expiration dates. When determining the lease term, at lease commence date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

7. Leases (cont.)

The following table shows ROU assets and operating lease liabilities, and the associated consolidated financial statement line items as of September 30:

	2023	2022
Assets
Operating lease ROU assets, net	$334,619	$1,048,733

Liabilities
Operating lease liabilities, current	$395,683	$737,007
Operating lease liabilities, non-current	$—	$382,543

Weighted average remaining lease term (in years)	0.36	1.38
Weighted average discount rate (%)	5.28	5.04

Information relating to operating lease activities during the years ended September 30, 2023 and 2022 is as follows:

	2023	2022
Operating lease ROU, obtained for operating lease liabilities	$35,815	$334,236

Operating lease expenses
Amortization of right-of-use assets	$752,433	$687,440
Interest of lease liabilities	42,034	66,812
Total operating lease expenses	$794,467	$754,252

Maturities of lease liabilities were as follows as of September 30, 2023:

For the year ending September 30,
2024	$402,375
Less: imputed interest	(6,692)
Total	$395,683

8. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of September 30:

	2023	2022
Accruals for subcontracting fees	$383,142	$382,117
Accruals for advertising and market expense	517,241	745,128
Other accruals	294,212	464,948
	$1,194,595	$1,592,193

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

9. Post-employment Benefit

The benefit obligations associated with the Company’s defined benefit plans are measured as of September 30, 2023 and 2022:

Change in benefit obligation	2023	2022
Benefit obligation at beginning of the year	$9,553	$—
Service cost	2,681	9,328
Interest cost	255	256
Actuarial gain	(3,319)	—
Foreign exchange rate changes	25	(31)
Benefit obligation at end of the year	$9,195	$9,553
	2023	2022
Amounts recorded in the consolidated balance sheet consist of:
Post-employment benefit obligations	$9,195	$9,553
Total recorded	$9,195	$9,553

Amounts recorded in the consolidated other comprehensive income consist of:
Service cost	$2,681	$9,328
Interest cost	255	256
Net actuarial gain	(3,319)	—
Foreign exchange rate changes	25	(31)
Total recorded	$(358)	$9,553

The weighted average duration of the defined benefit obligation is 20 (2022: 22) years. Actuarial assumptions (expressed as weighted averages) are as follows:

	2023	2022
Discount rate	4.6%	4.0%
Future salary increases	4.3%	4.4%
Expected investment return on offsetable MPF accrued benefits	4.6%	4.0%

10. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at 8.25% on assessable profits up to $255,318 (HK$2,000,000), and 16.5% on any part of assessable profits over $255,318 (HK$2,000,000).

The components of the income tax expense are as follows:

	Year Ended September 30,
	2023	2022
Current
Hong Kong	$—	$—
Deferred
Hong Kong	157,300	141,484
Provision for income taxes	$157,300	$141,484

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

10. Income Taxes (cont.)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax for the years ended September 30, 2023 and 2022:

	2023	2022
Profit before income taxes	$963,596	$953,183
Hong Kong Profits Tax rate	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	158,993	157,275
Reconciling items:
Tax effect of income that is not taxable*	(1,693)	(15,791)
Income tax expense	$157,300	$141,484

____________

*        Income that is not taxable mainly consisted of interest and government subsidies which are non-taxable under Hong Kong income tax law.

The Company measures deferred tax assets and liabilities based on the difference between the CFS and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows as of September 30, 2023 and 2022:

	2023	2022
Deferred tax assets:
Depreciation and amortization	$48,875	$55,405
Allowance for credit loss	157,281	144,028
Tax losses	1,328	164,443
Total deferred tax assets	207,484	363,876
Less: valuation allowance	—	—
Deferred tax assets, net	$207,484	$363,876

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties for potential underpaid income taxes for the years ended September 30, 2023 and 2022. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2023.

11. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)     Superb Prospect Group Ltd, ultimate holding company of the Company.

a. Due to a related party

As of September 30, 2023 and 2022, the amount due to a related party was as follows:

		2023	2022
Due to a related party
Superb Prospect Group Ltd (a)	(1)	$679,513	$679,174

____________

(1)      The balance was advances from the related company for the Company’s payment for daily operating purpose. These amounts were unsecured, interest-free and repayable on demand.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. Shareholders’ Equity

Ordinary shares

The Company was incorporated under the laws of the BVI as an exempt company with limited liability on January 2, 2024. It is authorized to issue 25,000 Series A Preferred Shares and 25,000 Ordinary Shares, with no par value each.

After the reorganization, there are 100 ordinary and 25 Series A preferred shares issued and outstanding. The issuance of these shares is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of first period presented.

13. Commitments and Contingencies

Commitments

As at September 30, 2023, the Company did not have any significant capital or other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate the final outcome arising out of any such matter will have a material effect on its CFS an individual basis or in the aggregate. As of September 30, 2023 and 2022, the Company is not a party to any material legal or administrative proceedings.

14. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined it has one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all in Hong Kong and all of the Company’s revenue and expense are from Hong Kong. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of undertaking (i) financial printing services such as printing, typesetting and translation, (ii) advisory services including Environmental, Social and Governance Report and (iii) other services.

The following table presents revenue by major type for the years ended September 30, 2023 and 2022:

	2023	2022
Financial printing services	$4,875,865	$4,139,863
Advisory services	1,151,751	1,673,647
Other*	241,177	653,630
	$6,268,793	$6,467,140

____________

*        Other are the standalone annual general meeting and extraordinary general meeting supporting service and other standalone services.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
September 30, 2023 and 2022
(Currency expressed in United States Dollars (“US$”), except for number of shares)

15. Subsequent Events

The Company assessed all events from September 30, 2023, to date that these CFS are available to be issued, unless as disclosed below, there are no other material subsequent events that require recognition or disclosure in these CFS.

On February 23, 2024, the Company entered renewed its operating lease agreements for office spaces that expires on March 31, 2027. Operating lease liabilities of $1,258,642 are recognised with related operating ROU of $1,261,824.

RICH SPARKLE HOLDINGS LIMITED
Condensed Consolidated Balance Sheets
As of March 31, 2024 and September 30, 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2024 (Unaudited)	2023 (Audited)
ASSETS
Current assets:
Cash	$518,145	$184,264
Accounts receivable, net	2,058,328	3,574,016
Contract assets	328,536	17,844
Prepayments and other current assets	—	328,764
Total current assets	2,905,009	4,104,888

Non-current assets:
Property and equipment, net	24,133	30,410
Operating lease right-of-use assets	1,272,150	334,619
Deferred initial public offering (“IPO)” costs	124,114	—
Deferred tax assets, net	238,046	207,484
Other non-current assets	257,870	23,882
TOTAL ASSETS	$4,821,322	$4,701,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$238,179	$598,443
Contract liabilities	20,085	113,374
Amount due a related party	678,397	679,513
Operating lease liabilities, current	394,756	395,683
Accrued expenses and other current liabilities	1,060,625	1,194,595
Total current liabilities	2,392,042	2,981,608

Non-current liabilities:
Operating lease liabilities, non-current	862,496	—
Post-employment benefit obligations	9,202	9,195
Total non-current liabilities	871,698	9,195
TOTAL LIABILITIES	3,263,740	2,990,803

Commitments (Note 12)
Contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Ordinary shares, with no par value, 25,000 ordinary shares authorized, 100 ordinary shares issued and outstanding*	100	100
Series A preferred shares, with no par value, 25,000 series A preferred share authorized, 25 series A preferred share issued and outstanding*	1,023,934	1,023,934
Subscriptions receivable	(1,024,034)	(1,024,034)
Additional paid-in-capital	1,935,109	1,935,109
Accumulated losses	(375,861)	(221,727)
Accumulated other comprehensive loss	(1,666)	(2,902)
Total shareholders’ equity	1,557,582	1,710,480
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,821,322	$4,701,283

____________

*        Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2024	2023
Revenues	$1,793,702	$1,933,865
Cost of services	(1,212,073)	(1,276,174)
Gross profit	581,629	657,691

Operating expenses:
Selling, general and administrative	(732,276)	(863,362)
Expected credit losses	(30,633)	(47,809)
Total operating expenses	(762,909)	(911,171)

Loss from operations	(181,280)	(253,480)

Other income (expense)
Interest expense	(6,494)	(25,390)
Government subsidies	—	10,266
Gain from lease modification	3,182	—
Total other income (expense), net	(3,312)	(15,124)

Loss before provision for income taxes	(184,592)	(268,604)
Income tax benefit	30,458	45,676
Net loss	$(154,134)	$(222,928)

Other comprehensive loss
Foreign currency adjustment	$1,243	$128
(Charged)/Credited to post-employment benefit obligations	(7)	383
Comprehensive loss	$(152,898)	$(222,417)

Loss per share – Basic and Diluted*	$(1,233)	$(1,783)
Weighted average shares outstanding – Basic and Diluted*	125	125

____________

*        Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2023
	Ordinary Shares		Series A Preferred Shares		Subscription receivables	Additional paid-in- capital	Accumulated other comprehensive loss	Accumulated losses	Total
	No. of shares	Amount	No. of shares	Amount
Balance as of September 30, 2022	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(5,669)	$(1,028,023)	$901,417
Foreign currency translation adjustment	—	—	—	—	—	—	128	—	128
Credited to post-employment benefit obligations	—	—	—	—	—	—	383	—	383
Net loss	—	—	—	—	—	—	—	(222,928)	(222,928)
Balance as of March 31, 2023	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(5,158)	$(1,250,951)	$679,000
	2024
	Ordinary Shares		Series A Preferred Shares		Subscription receivables	Additional paid-in- capital	Accumulated other comprehensive loss	Accumulated losses	Total
	No. of shares	Amount	No. of shares	Amount
Balance as of September 30, 2023	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(2,902)	$(221,727)	$1,710,480
Foreign currency translation adjustment	—	—	—	—	—	—	1,243	—	1,243
Charged to post-employment benefit obligation	—	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	—	—	(154,134)	(154,134)
Balance as of March 31, 2024	100	$100	25	$1,023,934	$(1,024,034)	$1,935,109	$(1,666)	$(375,861)	$1,557,582

____________

*        Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Condensed Consolidated Statements of Cash Flows
For the Six Months Ended March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”))

	2024	2023
Cash flows from operating activities:
Net loss	$(154,134)	$(222,928)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	6,303	1,892
Operating lease expense	330,119	395,727
Gain from lease modification	(3,182)	—
Deferred income taxes	(30,458)	(45,676)
Expected credit loss allowance	30,633	47,809
Change in operating assets and liabilities:
Accounts receivable	1,485,636	421,341
Contract assets	(310,692)	(181,050)
Prepayments, other current assets and other non-current assets	94,776	44,869
Accounts payable	(360,264)	(74,817)
Contract liabilities	(93,450)	(238,181)
Accrued expenses and other current liabilities	(133,970)	(137,359)
Post-employment benefit obligations	7	(383)
Operating lease liabilities	(403,009)	(396,152)
Net cash provided by (used in) operating activities	458,315	(384,908)

Cash flows from investing activities:
Purchase of property and equipment	—	(26,149)
Net cash (used in) investing activities	—	(26,149)

Cash flows from financing activities:
Payments of offering costs for initial public offering	(124,231)	—
Financings provided to related parties	(1,116)	(298)
Net cash (used in) financing activities	(125,347)	(298)

Foreign currency translation adjustment	913	1,105

Net change in cash and cash equivalents	333,881	(410,250)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	184,264	547,333

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	$518,145	$137,083

SUPPLEMENTAL NON-CASH FLOW INFORMATION
Increase in right of use assets related to lease modification	1,261,824	35,824
Increase in lease obligation due to lease modification	1,258,642	35,824

See accompanying notes to consolidated financial statements.

RICH SPARKLE HOLDINGS LIMITED and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. Organization and Business Description

Organization and Nature of Operations

Rich Sparkle Holdings Limited (the “Company”) was incorporated under the laws of the British Virgin Islands (“BVI”) with limited liability on January 2, 2024. It is a holding company with no business operations.

Lore Heaven Holdings Limited (“Lore”), a wholly-owned subsidiary of the Company, is a company incorporated in the BVI with limited liability on February 23, 2024. Lore has share capital of $1 and is an investment holding company with no operations.

ANPA Financial Services Group Limited (“ANPA”), a wholly-owned subsidiary of Lore, is a company incorporated in Hong Kong with limited liability on March 1, 2016 with share capital of HK$1 ($0.13). ANPA is a professional financial printing services provider in Hong Kong with over eight years of experience undertaking (i) financial printing, (ii) advisory and (iii) other services.

[Reorganization]

A reorganization of the legal structure of the Company (the “Reorganization”) was completed July 31, 2024. Prior to the Reorganization, ANPA, the operating subsidiary of the Company, was controlled by Mr. Ka Wo, NG. As part of the Reorganization, the Company was incorporated under the laws of the BVI with limited liability on January 2, 2024. On February 23, 2024, Lore was incorporated under the laws of BVI, as a wholly-owned subsidiary of the Company.

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. It was transferred by Mr. Ka Wo, NG to Superb Prospect Group Limited (“Superb”) on June 3, 2024. On July 16, 2024, 25 Series A Preferred Shares were issued to FCGM Strategic Investment Pte. Ltd., a company incorporated in Singapore, and 99 Ordinary Shares were issued to Superb. On July 31, 2024, Superb entered into Sale and Purchase Agreements with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreements, Superb is to sell, and Next International Enterprises Limited is to acquire, 4.8% equity interests in Rich Sparkle, for HK$983,848 (US$125,924). On the same date, Superb executed the instrument of transfers whereby Superb transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On [date], the 25 Series A Preferred Shares owned by FCGM Strategic Investment Pte. Ltd. were converted in to 25 Ordinary Shares on a 1:1 basis. On [date], in contemplation of this Offering, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company was authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other (“Share Subdivision”), such that Rich Sparkle becomes authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association and registered the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on [date]. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the [125] Ordinary Share in issue and re-issued [94,000] Ordinary Share, [25,000] Ordinary Share and [6,000] Ordinary Share to Superb, FCGM and Next International Enterprises Limited, respectively. On [date], Rich Sparkle issued [*] Ordinary Shares to its shareholders [at par value], on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which was treated as a share split. All references to the number of ordinary shares and per-share data in the accompanying Consolidated Financial Statement (“CFS”) were retroactively adjusted to reflect such issuance of shares. After the Pro Rata Share Issuance, [*] Ordinary Shares are issued and outstanding.

Upon the acquisition, the Company became the ultimate holding company of Lore and ANPA. The Company and its subsidiaries resulting from Reorganization have always been under common control of the same shareholder before and after the Reorganization. The consolidation of the Company and its subsidiaries was accounted for at

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. Organization and Business Description (cont.)

historical cost and prepared on the basis as if the aforementioned transactions became effective as of the beginning of the first period presented in the accompanying CFS. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The accompanying CFS reflect the activities of the Company and the following entities:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Lore	February 23, 2024	BVI	100%	Investment holding
ANPA	March 1, 2016	Hong Kong	100%	Undertaking (i) financial printing services, (ii) advisory services and (iii) other services

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying CFS were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The CFS include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances between the Company and its subsidiaries were eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, allowance for expected losses on accounts receivable and contract assets, impairment of long-lived assets, allowance for deferred tax assets, operating lease right-of-use assets, operating lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable.

Foreign Currency Translation and transaction

The Company’s principal country of operations is Hong Kong. The consolidated financial position and results of its operations are determined using Hong Kong Dollars (“HK$”), the local currency, as the functional currency. The Company’s CFS are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the consolidated balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table outlines the currency exchange rates that were used in preparing the CFS:

	March 31, 2024	September 30, 2023
Period-end spot rate	US$1 = HK$7.83	US$1 = HK$7.83
	Six Months Ended March 31, 2024	Six Months Ended March 31, 2023
Average rate	US$1 = HK$7.82	US$1 = HK$7.83

Fair Value of Financial Instruments

The fair value (“FV”) of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their FVs because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —

Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the FV of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, contract assets, prepayments and other current assets, accounts payable, contract liabilities, operating lease liabilities, accrued expenses and other current liabilities approximate the FV of the respective assets and liabilities as of March 31, 2024 and September 30, 2023 (audited) due to their short-term nature.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for US$63,857 (HK$500,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

Accounts Receivable, net

Accounts receivable is recognized and carried at original invoiced amount net of expected credit losses.

The Company established the allowance at differing rates and are based upon the age of the trade receivable, the Company’s historical collection experience in each customer and management’s best estimate of specific losses on individual exposures, where appropriate. Specific customer allowance are made when a review of significant outstanding amounts, utilizing information about customer creditworthiness and current economic trends, indicates that collection is doubtful. Allowance for accounts receivable are included in receivables.

Prepayments

Prepayments are advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets impaired if the realizability of the prepayments becomes doubtful. For the six months ended March, 31, 2024 and 2023, there was no provision recorded as the Company considers all prepayments realizable.

Deferred IPO costs

Deferred IPO costs consist primarily of direct expenses paid to attorneys, consultants, underwriters, and other parties for the Company’s IPO. The balance will be offset with the proceeds received at the closing of IPO.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets as follows:

Furniture and fixture	3 years
Office & Equipment	3 years
Software	3 years
Leasehold improvements	Over the lease terms

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the FV of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the six months ended March 31, 2024 and 2023.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

Leases

The Company follows ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by FASB.

The Company assessed the following: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current, and operating lease liabilities, non-current in the Company’s consolidated balance sheets.

ROU assets are the Company’s right to use an underlying asset for the lease term and lease liabilities are its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available at lease commencement in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its CFS. The Company has operating lease agreements with insignificant non-lease components and elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Company reviews for impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Revenue Recognition

The Company follows the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

The core principle of the revenue standard is, ASC 606 that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The majority of the Company’s revenue is from contracts with customers for financial printing services. The Company’s services involve electronically (i) receiving instructions from customers and/or their professional advisers; (ii) providing its services such as typesetting, proofreading, translating, and designing; (iii) circulating the prepared deliverables to its customers; and (iv) making e-Submissions for its customers and/or uploading the documents to other websites designated by its customers. These services are provided together as a unit. The performance obligation is a service (or a bundle of services) that is distinct or a series of distinct services that are substantially the same. The revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed priced and the duration of the service period is usually less than one year.

The Company recognizes revenue from provision of financial printing services, advisory services and other services over time by measuring the progress towards satisfaction of the relevant performance obligation. The progress is determined based on the Company’s efforts or inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. The progress is determined based on estimation of the total service time (primarily comprising staff costs to the time as recorded) of each project in measuring the Company’s progress towards satisfaction of a performance obligation. The total expected inputs incurred are mainly based on the historical experience of similar projects. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced.

Advisory services consist of (i) conducting internal control assessment and environmental, social and governance performance evaluation and (ii) preparing environmental, social and governance report and industry report. The Company recognizes revenue from advisory services over time based on the progress towards satisfaction of the relevant performance obligation. The progress is based on the contract costs incurred to date (primarily comprising staff costs to the time as recorded) as compared to the total expected inputs incurred under the transaction based on the historical experience of similar projects to depict the Company’s performance in transferring control of services promised to a customer. The Company’s performance creates and enhances an asset that the customer controls as the asset is created and enhanced. The Company has an enforceable right to payment for performance completed to date.

Other services are the standalone annual general meeting and extraordinary general meeting supporting service and other standalone services which control of services is transferred over time is recognized progressively within the service period.

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract liabilities on uncompleted contracts are the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within 12 months and are classified as current liabilities.

Government Subsidies

Government subsidies primarily are a one-off entitlement by the Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

Cost of Revenue

The Company’s cost of revenue is primarily comprised of printing costs, subcontracting fee, staff costs and other job-specific expenses. These costs are expenses as incurred.

Employee Benefit Plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were $30,161 and $31,187 for the six months ended March 31, 2024 and 2023, respectively.

Post-employment Benefit

Long service payment (“LSP”) obligations are for Hong Kong employees employed continuously for at least five years in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of LSP payable is determined with reference to the employee’s final salary capped at HK$390,000 ($50,000) and the years of service, reduced by the amount of any accrued benefits from the Company’s contributions to MPF scheme.

In June 2022, the Government gazetted the Amendment Ordinance, which will eventually abolish the statutory right of an employer to reduce its LSP payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The Government subsequently announced the Amendment Ordinance will come into effect from the Transition Date i.e. 1st May 2025. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP obligations for an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP obligations for the employee’s service to that date; in addition, the LSP obligations for the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service to that date.

The liability recognized in the statement of financial position is the present value of the cost of providing these benefits less the FV of the plan assets at the end of the reporting period. The obligations are calculated by an independent valuer and are determined by discounting the estimated future cash flows using interest rates.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the CFS carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

The Company believes there were no uncertain tax positions at March 31, 2024 and September 30, 2023 (audited), respectively. The Company does not expect its assessment of unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by any income tax authority, nor has been notified that an examination is contemplated.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the six months ended March 31, 2024 and 2023, there were no dilutive securities.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company translating its CFS from functional currency into reporting currency.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s CFS. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

As of the date of this prospectus, we did not have any loss contingencies which are required to be recognized or disclosed in our CFS.

Related parties

Parties, which can be a corporation or individual, are considered related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

The Group’s operating activities are transacted in HK$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Group considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and cash equivalents and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash and cash equivalents with financial institutions located in Hong Kong. As of March 31, 2024 and September 30, 2023, $518,145 and $184,264 were deposited with financial institutions in Hong Kong. The Deposit Protection Scheme of the Hong Kong Government insures each depositor at one bank up to US$63,857 (HK$500,000). Otherwise, these balances are not covered by insurance. The Company believes no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk from accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance was immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

All of the Company’s assets were in Hong Kong and all of the Company’s revenue were from Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

For the six months ended March 31, 2024 and 2023, no customer accounted for over 10% of the total revenue generated.

As of March 31, 2024 and September 30, 2023 (audited), no customer accounted for over 10% of the total accounts receivable, net.

For the six months ended March 31, 2024, one supplier accounted for over 10% of the Company’s total cost of revenue. For the six months ended March 31, 2023, one supplier accounted for over 10% of the Company’s total cost of revenue. The details are as follows:

	2024	2023
Supplier A	19.4%	11.2%

As of March 31, 2024, four suppliers accounted for over 10% of the total accounts payable. As of September 30, 2023 (audited), four suppliers accounted for over 10% of the total accounts payable. The details are as follows:

	2024	2023
Supplier B	30.3%	22.7%
Supplier C	28.6%	10.6%
Supplier D	11.0%	12.3%
Supplier E	10.8%	*
Supplier F	*	21.6%

____________

*        The percentage was below 10% for the period.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

2. Summary of Significant Accounting Policies (cont.)

Recently Accounting Pronouncements

In September 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-04 that requires additional qualitative and quantitative disclosures surrounding supplier finance programs intended to help investors better consider the effect of these programs on a company’s working capital, liquidity, and cash flows over time. This update is effective for fiscal years beginning after December 15, 2022, including interim periods, except for the disclosure of roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this ASU on October 1, 2023, and it did not have a significant impact on our CFS.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), which (1) clarifies the guidance in ASC 820 on the FV measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. Under current guidance, stakeholders have observed diversity in practice related to whether contractual sale restrictions should be considered in the measurement of the FV of equity securities that are subject to such restrictions. To reduce the diversity in practice and increase the comparability of reported financial information, ASU 2022-03 clarifies this guidance and amends the illustrative example. ASU No. 2022-03 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the extent of the impact of this ASU but does not expect the adoption of this standard to have a significant impact on our CFS.

In March 2022, the FASB issued ASU No. 2022-02, Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance on troubled debt restructurings for creditors in ASC Topic 310 and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under ASC Topic 326 and adds enhanced disclosures for creditors with respect to loan re-financings and restructurings for borrowers experiencing financial difficulty. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU on October 1, 2023, and it did not have a significant impact on our CFS.

In March 2020, the FASB issued ASU No. 2020-04 providing optional expedients and exceptions to account for the effects of reference rate reform to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The optional guidance, which became effective on March 12, 2020, could be applied through December 31, 2022. In December 2022, the FASB issued ASU No 2022-06 extending the sunset date of the relief provided under ASU No. 2020-04 to December 31, 2024. The Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications through March 31, 2025.

On March 28, 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements. ASU 2023-01 is designed to clarify the accounting for leasehold improvements associated with common control leases, thereby reducing diversity in practice. The new standard is effective for the Company for its fiscal year beginning October 1, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on our CFS.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that might have a material impact on the Company’s CFS.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following:

	March 31, 2024	September 30, 2023 (Audited)
Accounts receivable	$3,042,757	$4,527,231
Less: allowance for credit loss	(984,429)	(953,215)
Accounts receivable, net	$2,058,328	$3,574,016

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

3. Accounts Receivable, net (cont.)

The movement of allowance for credit loss is as follows for the six months ended:

	March 31, 2024	March 31, 2023
Balance at beginning of the period	$953,215	$872,895
Addition during the period	30,633	47,809
Exchange difference	581	(177)
Balance at end of the period	$984,429	$920,527

4. Contract Assets/(Liabilities)

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows for the six months ended:

	March 31, 2024	March 31, 2023
Balance at beginning of the period	$113,374	$258,182
Decrease in contract liabilities from recognizing revenue during the period was included in the contract liabilities at the beginning of the period	(113,553)	(258,826)
Increase in contract liabilities from billings in advance of performance obligation under contracts	20,103	20,644
Exchange difference	161	592
Balance at end of the period	$20,085	$20,592

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	March 31, 2024	September 30, 2023 (Audited)
Other deposits (Note)	$257,870	$269,632
Prepayments	—	83,014
	257,870	352,646
Less: amount classified as non-current assets	257,870	23,882
Amount classified as current assets	$—	$328,764

____________

Note: The amounts mainly are the rental deposits paid to lessors for office premises.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

6. Property and Equipment, net

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following:

	March 31, 2024	September 30, 2023 (Audited)
Furniture and fixtures	$144,128	$144,036
Office and equipment	224,379	224,236
Software	111,256	111,185
Leasehold improvements	411,366	411,103
Subtotal	891,129	890,560
Less: accumulated depreciation and amortization	(866,996)	(860,150)
Property and Equipment, net	$24,133	$30,410

7. Leases

Operating leases as lessee

As of March 31, 2024 and September 30, 2023, the Company has operating leases recorded on its consolidated balance sheets for office spaces that expire on various dates through March 2027. The Company does not have options to extend or cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, at lease commencement date, the Company considers options to extend or terminate the lease when it is reasonably certain it will exercise or not exercise that option. The Company’s lease arrangements may contain both lease and non-lease components. The Company has separately accounted for lease and non-lease components based on their nature. Payments under the Company’s lease arrangement are fixed.

The following table shows ROU assets and operating lease liabilities, and the associated consolidated financial statement line items as of:

	March 31, 2024	September 30, 2023 (Audited)
Assets
Operating lease ROU, net	$1,272,150	$334,619

Liabilities
Operating lease liabilities, current	$394,756	$395,683
Operating lease liabilities, non-current	$862,496	$—

Weighted average remaining lease term (in years)	3.00	0.36
Weighted average discount rate (%)	5.88	5.28

Information relating to operating lease activities during the six months ended March 31, 2024 and 2023 is as follows:

	2024	2023
Operating lease ROU assets, obtained in exchange for operating lease liabilities	$1,261,824	$35,824

Operating lease expenses
Amortization of ROU assets	$323,625	$370,337
Interest on lease liabilities	6,494	25,390
Total operating lease expenses	$330,119	$395,727

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

7. Leases (cont.)

Maturities of lease liabilities were as follows by years as of March 31, 2024:

2024
2025	$458,156
2026	458,156
2027	458,156
Total lease payments	1,374,468
Less: imputed interest	(117,218)
Total	$1,257,250

8. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows:

	March 31, 2024	September 30, 2023 (Audited)
Accruals for subcontracting fee	$383,387	$383,142
Accruals for advertising and market expense	402,556	517,241
Other accruals	274,682	294,212
	$1,060,625	$1,194,595

9. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $255,318 (HK$2,000,000), and 16.5% on any part of assessable profits over $255,318 (HK$2,000,000).

The components of the income tax expense are as follows:

	Six Months Ended March 31,
	2024	2023
Current
Hong Kong	$—	$—
Deferred
Hong Kong	(30,458)	(45,676)
(Benefit) for income taxes	$(30,458)	$(45,676)

The following table reconciles Hong Kong statutory rates to the Company’s effective tax for the six months ended March 31, 2024 and 2023:

	2024	2023
Loss before income taxes	$(184,592)	(268,604)
Hong Kong Profits Tax rate	16.5%	16.5%
Income tax benefit computed at Hong Kong Profits Tax rate	(30,458)	(44,320)
Reconciling items:
Tax effect of income that is not taxable*	—	(1,356)
Income tax benefit	$(30,458)	$(45,676)

____________

*        Income that is not taxable mainly consisted of the interest income and the government subsidies and bank interest income which are non-taxable under Hong Kong income tax law.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

9. Income Taxes (cont.)

The Company measures deferred tax assets and liabilities based on the difference between the consolidated financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	March 31, 2024	September 30, 2023 (Audited)
Deferred tax assets:
Depreciation and amortization	$48,033	$48,875
Allowance for credit loss	162,431	157,281
Tax losses	27,582	1,328
Total deferred tax assets	238,046	207,484
Less: valuation allowance	—	—
Deferred tax assets, net	$238,046	$207,484

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and September 30, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties for to potential underpaid income taxes for the six months ended March 31, 2024 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the 12 months from March 31, 2024.

10. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)     Superb Prospect Group Ltd, ultimate holding company of the Company.

a. Due to a related party

As of March 31, 2024 and September 30, 2023, the balance of amount due to a related party was as follows:

		March 31, 2024	September 30, 2023 (Audited)
Due to a related party
Superb Prospect Group Ltd (a)	(1)	$678,397	$679,513

____________

(1)      The balance is advances from the related company for the Company’s payment for daily operating purpose. These amounts were unsecured, interest-free and repayable on demand.

11. Shareholders’ Equity

Ordinary shares

The Company is incorporated under the laws of the BVI as an exempted company with limited liability on January 2, 2024. It is authorized to issue 25,000 Series A Preferred Shares and 25,000 Ordinary Shares, with no par value each.

After the completion of reorganization, there are 100 ordinary and 25 Series A preferred shares issued and outstanding. The issuance of these 100 ordinary shares and 25 Series A preferred shares is considered part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

RICH SPARKLE HOLDINGS LIMITED AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
March 31, 2024 and 2023
(Currency expressed in United States Dollars (“US$”), except for number of shares)

12. Commitments and Contingencies

Commitments

As at March 31, 2024, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its CFS on an individual basis or in the aggregate. As of March 31, 2024 and September 30, 2023 (audited), the Company is not a party to any material legal or administrative proceedings.

13. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined it has one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all in Hong Kong and all of the Company’s revenue and expense are derived from Hong Kong. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of undertaking (i) financial printing services such as printing, typesetting and translation, (ii) advisory services including Environmental, Social and Governance Report and (iii) other services.

The following table presents revenue by major type for the six months ended March 31, 2024 and 2023, respectively:

	2024	2023
Financial printing services	$1,443,911	$1,682,243
Advisory services	192,000	142,875
Others*	157,791	108,747
	$1,793,702	$1,933,865

____________

*        Others are the standalone annual general meeting and extraordinary general meeting supporting service and other standalone services.

14. Subsequent Events

The Company evaluated subsequent events through [•], the date the CFS were available to be issued, and identified none requiring recognition or disclosure.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles of Association provide that we shall indemnify, hold harmless and exonerate against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)     is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)    is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the indemnitee had no reasonable cause to believe that his conduct was unlawful.

Pursuant to the form of indemnification agreements has been filed as Exhibit [10.1] to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

Founding Transactions and Shares Issuances

On May 28, 2024, 1 Ordinary Share was issued to Mr. Ka Wo, NG. The 1 Ordinary Share was further transferred by Mr. Ka Wo, NG to Superb on June 3, 2024.

On July 16, 2024, 25 Series A Preferred Shares were issued and allotted to FCGM Strategic Investment Pte. Ltd., a company incorporated in Singapore, and 99 Ordinary Shares were issued and allotted to Superb.

On July 31, 2024, Superb entered into Sale and Purchase Agreements with Next International Enterprises Limited, a company incorporated in the BVI. Pursuant to the Sales and Purchase Agreements, Superb is to sell, and Next International Enterprises Limited is to acquire, 4.8% equity interests in Rich Sparkle, at the consideration of HK$983,848 (approximately US$125,924). On the same date, Superb executed the instrument of transfers whereby Superb have transferred 6 Ordinary Shares, out of its 100 Ordinary Shares, to Next International Enterprises Limited.

On [date], the 25 Series A Preferred Shares owned by FCGM Strategic Investment Pte. Ltd. were converted in to 25 Ordinary Shares on a 1:1 basis.

On [date], in contemplation of this Offering, Rich Sparkle redesignated each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that the maximum number of shares the Company was authorized to issue became 50,000 ordinary shares with no par value each. On the same day, following the Share Redesignation, Rich Sparkle subdivided each issued and unissued Ordinary Share into 1,000 shares with no par value each, and all the subdivided shares shall be ranked pari passu in all respects with each other (“Share Subdivision”), such that Rich Sparkle becomes authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. As a result of the Share Redesignation and the Share Subdivision, Rich Sparkle adopted the Memorandum and Articles of Association and registered the Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on [date]. Immediately after completion of the registration of the Memorandum and Articles of Association, Rich Sparkle cancelled the [125] Ordinary Share in issue and re-issued [94,000] Ordinary Share, [25,000] Ordinary Share and [6,000] Ordinary Share to Superb, FCGM and Next International Enterprises Limited, respectively. On [date], Rich Sparkle further issued [*] Ordinary Shares in aggregate to its shareholders [at par value], on a pro rata basis proportional to the shareholders’ existing equity interests (collectively refers as the “Pro Rata Share Issuance”), which has been treated as a share split. All references to the number of ordinary shares and per-share data in the accompanying consolidated financial statements have been retroactively adjusted to reflect such issuance of shares. After the Pro Rata Share Issuance, [*] Ordinary Shares are issued and outstanding. The following table sets forth the breakdown of the Pro Rata Share Issuance to each shareholder:

Shareholders	Additional Number of Ordinary Shares Issued
Superb Prospect Group Limited	[*]
FCGM Strategic Investment Pte. Ltd.	[*]
Next International Enterprises Limited	[*]

The following table sets forth the breakdown of equity ownership of the Company as of the date of the prospectus, upon the completion of the abovementioned issuances and transactions:

Shareholders	Number of Ordinary Shares Issued	Percentage of Ordinary Shares Owned
Superb Prospect Group Limited	[*]	[*]
FCGM Strategic Investment Pte. Ltd.	[*]	[*]
Next International Enterprises Limited	[*]	[*]

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

See Exhibit Index of this registration statement.

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant
3.2*	Form of Second Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	[Form of Underwriter Warrant]
5.1*	Opinion of Ogier regarding the validity of ordinary shares being registered
5.2*	[Opinion of Loeb & Loeb LLP regarding the validity of the Underwriter’s Warrants being registered]
10.1*	Form of Indemnification Agreement
10.2*	Form of Employment Agreement between the Registrant and its executive officers
10.3*	[Material contracts, if any]
10.4*
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Wei, Wei & Co., LLP.
23.2*	Consent of Ogier (included in Exhibits 5.1)
23.3*	Consent of David Fong & Co. (included in Exhibit 99.2)
23.4*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
23.5*	Consent of China Commercial Law Firm
24.1*	Power of Attorney (included in signature page hereto)
99.1*	Code of Business Conduct and Ethics
99.2*	Opinion of David Fong & Co. as to certain Hong Kong law matters
99.3*	Director Nominee Consent of [ ]
99.4*	Director Nominee Consent of [ ]
99.5*	Director Nominee Consent of [ ]
99.7*	[Request for Waiver and Representation under Item 8.A.4 of Form 20-F]
99.8*	Form of Charter of the Audit Committee Charter
99.9*	Form of Charter of the Nominating and Corporate Governance
99.10*	Form of Charter of the Compensation Committee
99.11*	Consent of China Insights Industry Consultancy Limited
107*	Filing Fee Table

____________

*        To be filed.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [    ], 2024.

RICH SPARKLE HOLDINGS LIMITED
By:
Name:
Title:	[Chief Executive Officer]

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	[Chairman]	[ ], 2024
[*]	[(Principal Executive Officer)]
	[Chief Executive Officer]	[ ], 2024
[*]	[(Principal Executive Officer)]
	Chief Financial Officer	[ ], 2024
[*]	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [Rich Sparkle Holdings Limited], has signed this registration statement in New York, on [    ], 2024.

Authorized U.S. Representative Cogency Global Inc.
By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.